CHEVALIER

其士國際集團有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER INTERNATIONAL HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)

香港九龍灣宏開道八號其士商業中心二十二字樓 電話: (852) 2318 1818 傳真: (852) 2757 5138 網址: http://www.chevalier.com
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: (852) 2318 1818 FAX: (852) 2757 5138 WEB SITE: http://www.chevalier.com

DIRECT FAX: (852) 2757 5669

Ref: CSD-L006-07
Exemption No. #82-4203

[redacted]

07021478

February 26, 2007

RECEIVED
2007 MAR -5 A 9:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY COURIER

Office of International Corporate Finance
The U.S. Securities and Exchange Commission
Mail Stop 3 – 2
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Dear Sirs

Re: Chevalier International Holdings Limited (Exemption No. #82-4203)

On behalf of Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcements and Circular pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934 for your record.

Kindly acknowledge receipt of the said documents by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Ms Nancy Chan at (852) 23315662 or via email at nancy_chan@chevalier.com

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

Yours faithfully
For and on behalf of
CHEVALIER INTERNATIONAL HOLDINGS LIMITED

Kan Ka Hon
Director

Encl

NK/AM/ne

CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*
(incorporated in Bermuda with limited liability)
(Stock code: 508)

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*
(incorporated in Bermuda with limited liability)
(Stock code: 025)

MAJOR TRANSACTION

DISCLOSEABLE TRANSACTION

FURTHER DELAY IN DESPATCH OF CIRCULAR

CIHL and CiTL have made an application to the Stock Exchange for a further extension of time for despatch of their respective circulars to their respective shareholders to a date on or before 7th February, 2007.

Reference is made to the announcement jointly made by Chevalier International Holdings Limited ("CIHL") and Chevalier iTech Holdings Limited ("CiTL") dated 1st December, 2006 (the "Joint Announcement") in relation to the acquisition of the entire issued share capital of SEL (the "Acquisition") and the announcement made by CIHL and CiTL dated 21st December, 2006 (the "Second Announcement") in relation to the delay in despatch of their respective circulars in relation to the Acquisition to their respective shareholders. Capitalised terms used in this announcement shall have the same meanings as those defined in the Joint Announcement unless the context herein requires otherwise.

The Acquisition constitutes a discloseable transaction for CIHL and a major transaction for CiTL under the Listing Rules. Pursuant to Rule 14.38 of the Listing Rules, both CIHL and CiTL are required to despatch a circular to their respective shareholders within 21 days after publication of the Joint Announcement, which is on or before 22nd December, 2006. As disclosed in the Second Announcement, the reporting accountants required more time to complete the field work in relation to the financial information on SEL Group for the three years and eleven months ended 30th November, 2006 for the purpose of preparing the accountants' report on SEL Group, and therefore CIHL and CiTL applied for an extension of time to despatch their respective circulars to their respective shareholders from on or before 22nd December, 2006 to a date on or before 22nd January, 2007. As at the date of this announcement, the reporting accountants have completed the field work and are finalising the accountants' report on SEL Group for inclusion in the circulars of each of CIHL and CiTL. In the circumstances, CIHL and CiTL have applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38 of the Listing Rules and for a further extension of time for despatch of their respective circulars to their respective shareholders to a date on or before 7th February, 2007.

By Order of the Board of
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

By Order of the Board of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 22nd January, 2007

As at the date of this announcement, the Board of CiTL comprises Dr. Chow Yei Ching, Mr. Fung Pak Kwan, Mr. Kuok Hoi Sang, Mr. Chow Vee Tsung, Oscar, Mr. Kan Ka Hon and Miss Lily Chow as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr. Kwong Man Sing as independent non-executive directors.

As at the date of this announcement, the Board of CIHL comprises Dr. Chow Yei Ching, Mr. Kuok Hoi Sang, Mr. Fung Pak Kwan, Mr. Chow Vee Tsung, Oscar, Mr. Tam Kwok Wing, Mr. Kan Ka Hon, and Mr. Ho Chung Leung as executive directors and Dr. Chow Ming Kuen, Joseph, Mr. Li Kwok Heem, John and Mr. Sun Kai Dah, George as independent non-executive directors.

* *for identification only*

Please also refer to the published version of this announcement in The Standard.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier International Holdings Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 025)

DISCLOSEABLE TRANSACTION INVOLVING ACQUISITION OF FOOD & BEVERAGE OPERATIONS

IGOR'S GROUP

Financial adviser to Chevalier International Holdings Limited

SOMERLEY LIMITED

Financial advisor to Sinochina Enterprises Limited

Quam Financial Services Group **Quam Capital Limited**

* *For identification only*

7 February 2007

CONTENTS

In this circular, the following expressions have the meanings as set out below unless the context requires otherwise:

"Acquisition"	the proposed acquisition of the entire issued share capital of SEL
"Additional Borrowing"	an amount up to HK$11.5 million which may be borrowed by SEL Group from third parties or CiTL (if CiTL offers more favourable terms of finance) solely for the capital expenditure of new outlets subject to the terms of the Agreement
"Audited Accounts"	the audited consolidated balance sheet of CL Holdings and the audited consolidated profit and loss account of each company in SEL Group for the relevant financial year and all notes thereto and the auditors' and the directors' reports relating to such accounts
"Agreement"	the share purchase agreement regarding all the issued shares of SEL dated 25 November 2006 entered into between CiTL and the Vendor
"Board"	the board of Directors
"Business Day"	a day (other than a Saturday or Sunday) on which banks are generally open for banking business in Hong Kong
"BVI"	the British Virgin Islands
"CiTL"	Chevalier iTech Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange, and an indirectly 56.7%-owned subsidiary of the Company
"CiTL Board"	the board of directors of CiTL
"CiTL Group"	CiTL and its subsidiaries
"CL Holdings"	CL Holdings Limited, a company incorporated in Hong Kong with limited liability, the holding company of all the issued share capital in each of the companies in SEL Group (except SEL and Orchid International Limited)

"Company"	Chevalier International Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"Consideration"	the consideration for the sale and purchase of the Sale Shares
"Director(s)"	director(s) of the Company
"EBITDA"	the earnings (excluding non-cash and extraordinary earnings and losses) before interest, tax, depreciation and amortization
"Enlarged Group"	the Group together with SEL Group
"Escrow Agent"	Deacons, the legal adviser to CiTL in respect of the Acquisition
"Escrow Account"	the interest-bearing account to be opened by the Escrow Agent with a licensed bank in Hong Kong for the purposes of the Escrow Agreement
"Escrow Agreement"	the escrow agreement dated 31 January 2007 entered into among CiTL, the Vendor and the Escrow Agent
"Escrow Amount"	the escrow amount(s) from time to time to be deposited into the Escrow Account in accordance with the terms of the Agreement
"First Closing"	completion of the sale and purchase of Tranche I of the Sale Shares pursuant to the terms of the Agreement
"Group"	the Company and its subsidiaries
"HKFRS"	Hong Kong Financial Reporting Standards, include all Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and interpretations issued by the Hong Kong Institute of Certified Public Accountants
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	6 February 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Management Bonuses"	remuneration payments accruing to the management of SEL Group in respect of their performance attributable to periods prior to 1 January 2006, comprising of (i) management bonuses paid between the period from 1 January 2006 to 31 October 2006 in the amount of HK$1,389,000 (the "2006 Management Bonuses"); and (ii) unpaid management bonuses in the amount of HK$2,514,535.06 as at 31 October 2006 (the "Outstanding Management Bonuses")
"Model Code"	The Model Code for Securities Transactions by Directors of Listed Issuers
"Mr. Lenz"	Mr. Christopher James Lenz, the majority shareholder of the Vendor holding 51.76% of the Vendor's issued share capital
"Normalized 2006 EBITDA"	EBITDA for 2006 before deduction of payments made or accrued in respect of the 2006 Management Bonuses and without taking into consideration (i) the accounts of the outlet "Peel" at UG/F, 21 Elgin Street, Central, Hong Kong, (ii) gain from the sale of the warehouse located at Kwai Chung, New Territories and (iii) gain from the sale of the Office
"Office"	the head office premises of SEL Group at 5/F New India House, 52 Wyndham Street, Hong Kong
"Pacific Coffee"	Pacific Coffee (Holdings) Limited, a company incorporated in the BVI with limited liability on 25 July 1995
"Purchaser's Loan"	the loan up to HK$3.5 million to be advanced by CiTL to SEL Group at any time after First Closing for the capital expenditure of SEL Group
"Resolved Claim"	a claim by CiTL for the breach of any warranties (including representation, warranty and undertaking contained in the Agreement) which (a) has been agreed by the Vendor and CiTL or (b) in respect of which final judgment is awarded in favour of CiTL by the courts of any competent jurisdiction (for these purposes, a final judgment shall be a judgment in respect of which all applicable rights of appeal have been exhausted); and a claim being "Resolved" shall be construed accordingly

"Sale Shares"	100 ordinary shares in SEL, being the entire issued share capital of SEL
"Second Closing"	completion of the sale and purchase of Tranche II of the Sale Shares pursuant to the terms of the Agreement
"Service Agreement"	the service agreement dated 31 January 2007 entered into between SEL and Mr. Lenz
"SEL"	Sinochina Enterprises Limited, a company incorporated in the BVI with limited liability
"SEL Group"	CL Holdings and each of its subsidiaries before First Closing and SEL and each of its subsidiaries after First Closing
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$1.25 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Shareholders' Agreement"	the shareholders' agreement dated 31 January 2007 entered into among CiTL, the Vendor and SEL
"Shareholders' Loan"	the amount of approximately HK$5.7 million owed by CL Holdings to Asset Finance Limited and GM Metal Packaging Limited as at 31 October 2006 plus any interest accrued on the principal amount of such loan from 1 November 2006 until the date of payment
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tranche I"	the sale and purchase of 49 ordinary shares in SEL constituting 49% of the entire issued share capital of SEL as at the date of First Closing
"Tranche II"	the sale and purchase of 51 ordinary shares in SEL constituting 51% of the entire issued share capital of SEL as at the date of Second Closing
"Vendor"	Sinochina Pacific Limited, a company incorporated in the BVI with limited liability
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"%"	per cent.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 025)

Executive Directors:
Chow Yei Ching *(Chairman and Managing Director)*
Kuok Hoi Sang *(Managing Director)*
Fung Pak Kwan
Chow Vee Tsung, Oscar
Tam Kwok Wing
Kan Ka Hon
Ho Chung Leung

Independent non-executive Directors:
Chow Ming Kuen, Joseph O.B.E., J.P.
Li Kwok Heem, John
Sun Kai Dah, George

Registered office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Head office and principal place of business:
22nd Floor
Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Hong Kong

7 February 2007

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
INVOLVING ACQUISITION OF FOOD & BEVERAGE OPERATIONS

INTRODUCTION

On 1 December 2006, the Board and the CiTL Board jointly announced that CiTL had entered into the Agreement on 25 November 2006 with, among other parties, the Vendor in relation to the acquisition of, in two tranches, a total of 100 shares in SEL, representing the entire issued share capital of SEL.

The Acquisition constitutes a discloseable transaction for the Company under the Listing Rules. The purpose of this circular is to provide you with information on the Agreement, SEL Group and other information as required under the Listing Rules.

* *For identification only*

THE AGREEMENT DATED 25 NOVEMBER 2006

1. Parties to the Agreement

Purchaser: CiTL, an indirectly 56.7%-owned subsidiary of the Company

Vendor: Sinochina Pacific Limited, a company incorporated in the BVI with limited liability in which Mr. Lenz owns 51.76% of its issued share capital. Sinochina Pacific Limited is an investment holding company.

To the best of the knowledge, information and belief of the Board after having made all reasonable enquiries, the Vendor and its beneficial shareholders (i) are independent of the Company and its connected persons, and are not connected persons of the Company; and (ii) are neither the same as nor associated with the parties to the agreement in respect of the acquisition of Pacific Coffee (as described below).

2. Asset to be acquired

The Sale Shares, being 100 ordinary shares of SEL, representing the entire issued share capital of SEL.

The Sale Shares will be acquired by CiTL in two tranches. Tranche I involves the acquisition of 49 ordinary shares of SEL and Tranche II involves the acquisition of 51 ordinary shares of SEL.

SEL and its subsidiaries are engaged in ownership and operation of restaurants and other food and beverage outlets. SEL Group currently operates 20 outlets in Hong Kong. Further information on SEL Group is set out in the section headed "Information on SEL Group" below.

3. Consideration and payment terms

The Consideration (subject to adjustment), including the considerations for Tranche I and Tranche II, shall be determined as follows and in any event not exceed HK$200 million in aggregate:

(a) *Consideration for Tranche I*

The purchase price for the first part of Tranche I which represents 25% of Sale Shares will be valued at:

(4.5 x actual Normalized 2006 EBITDA) x 25%

The purchase price for the second part of Tranche I which represents 24% of Sale Shares will be valued according to the following formula:

M x audited 2007 EBITDA x 24%, where M will be determined as follows:

If the audited 2007 EBITDA is:

(i)	less than or equal to HK$23.0 million,	M = 4.5
(ii)	greater than HK$23.0 million but less than HK$26.0 million,	M = 5.0
(iii)	equal to or greater than HK$26.0 million,	M = 5.5

(b) *Consideration for Tranche II*

The purchase price for Tranche II will be valued according to the following formula:

P x audited 2008 EBITDA x 51%, where P will be determined as follows:

If the audited 2008 EBITDA is:

(i)	less than or equal to HK$25.0 million,	P = 4.5
(ii)	greater than HK$25.0 million but less than HK$30.0 million,	P = 5.0
(iii)	equal to or greater than HK$30.0 million,	P = 5.5

If in any one year there is a loss incurred (resulting in negative audited EBITDA), the consideration calculated for that tranche of shares of SEL, which is determined by reference to the audited EBITDA for such year, shall instead be based on the audited net tangible asset value of SEL Group as reflected in the Audited Accounts for such year. Such revaluation method of the consideration applies to both tranches, to the extent relevant, and in the event of the significant disruption (as explained in sub-paragraph headed "Adjustment for a significant disruption" below) and Second Closing is accelerated pursuant to terms of the Agreement (as explained in sub-paragraph headed "Adjustment in the event that Second Closing is accelerated" below).

The Vendor and CiTL agreed on a two-part Consideration so that the purchase price for (i) the second part of Tranche I; and (ii) Tranche II, will be based on the future performance of SEL Group.

The Consideration, including the payment terms, was agreed between CiTL and the Vendor after arm's length negotiations. The Consideration represents 4.5 times of the actual Normalized 2006 EBITDA, and 4.5 to 5.5 times of the audited 2007 EBITDA and the audited 2008 EBITDA of SEL Group in aggregate. The consideration for Tranche I shall be paid at First Closing and the consideration for Tranche II shall be paid at Second Closing. The Consideration shall be satisfied in cash and will be financed by the internal resources and available banking facilities of CiTL Group. As at the Latest Practicable Date, CiTL Group had available banking facilities of approximately HK$293.5 million.

Both the Board and CiTL Board are of the view that the Consideration is fair and reasonable after taking into account the 254.4% growth in profit after taxation for the year ended 2005 from that for the year ended 2004 of SEL Group as well as the reputation of the outlets operated under SEL Group.

4. Conditions precedent to First Closing

First Closing is conditional on:

(i) completion of the restructuring of SEL Group including formation of SEL and re-organisation such that all the companies in SEL Group shall be beneficially wholly owned subsidiaries of SEL (except for Orchid International Limited);

(ii) CiTL having obtained, in terms satisfactory to it, all consents and approvals as may be required under the Listing Rules (including without limitation any approval by the shareholders of CiTL) in connection with the Agreement and the transactions contemplated thereunder, and CiTL having issued and despatched its shareholders' circular as required by the Listing Rules;

(iii) CiTL having obtained confirmation in writing from each shareholder and director of each company in SEL Group that it has no claim and is not aware of any circumstance which may give rise to a claim against any company in SEL Group;

(iv) provision to CiTL of a pro forma balance sheet of SEL Group as at the month end of the calendar month immediately prior to the month of First Closing and management accounts with profit and loss accounts and balance sheet as at 30 September 2006 and actual profit and loss accounts for the nine months from January to September 2006; and

(v) CiTL having undertaken a due diligence review of the restructuring of SEL Group as anticipated in paragraph (i) above and being satisfied with the review in all respects.

As at the Latest Practicable Date, all of the above conditions precedent except for condition (ii) have been fulfilled. Condition (ii) was waived by CiTL by serving a written notice dated 30 January 2007 to the Vendor.

5. First Closing and Second Closing

First Closing took place on 31 January 2007 and an amount of approximately HK$42.8 million (subject to adjustments) was paid as purchase price for Tranche I (i.e. 49% of the Sale Shares) upon First Closing.

Second Closing shall take place within 21 days after the issue of the Audited Accounts for the year ending 31 December 2008, or such other dates as the parties may agree.

If at any time after First Closing and before Second Closing, (a) the Vendor or Mr. Lenz has committed a deliberate and substantial breach of the Agreement or the Shareholders' Agreement which breach (i) remains uncured for a period of 30 days after notice from CiTL to the Vendor, and (ii) deprives CiTL of a fundamental benefit of any of the agreements or is fundamentally inconsistent with the relationship of trust contemplated by the agreements, or (b) Mr. Lenz has knowingly committed a deliberate and material breach of a restrictive covenant or confidentiality obligation in the Service Agreement or the agreement between Mr. Lenz and CiTL, which breach remains uncured for a period of 30 days after notice from CiTL to the Vendor, and has or will have a material adverse effect on CiTL or SEL Group, CiTL may at its option by notice to the Vendor elect to (i) proceed to First Closing or Second Closing, as the case may be, in so far as reasonably practicable; (ii) postpone First Closing or Second Closing as the case may be, to a date (being a Business Day) falling not more than 10 Business Days after the date set for First Closing or Second Closing; (iii) terminate the Agreement; or (iv) by written notice accelerate Second Closing to a date no earlier than 10 Business Days after the date of breach.

After First Closing and before Second Closing, SEL Group will be equity accounted for as an associated company of CiTL in accordance with HKFRS. After Second Closing, SEL Group will become a wholly-owned subsidiary of CiTL and its results will be consolidated into CiTL Group.

6. Adjustments

(a) Adjustment for a significant disruption

In the event that there is a significant disruption to the economic situation in Hong Kong leading to a significant market downturn for restaurant businesses during the financial year 2008 and the audited 2008 EBITDA of SEL Group is less than 70% of the budgeted 2008 EBITDA (as provided by the Vendor at the beginning of 2008) but positive (i.e. above zero) (if negative, the method of valuation based on net tangible asset value as described above and the payment adjustment as described below shall still apply), the sale and purchase of Tranche II of the Sale Shares shall be completed and paid within 21 days of the issue of the Audited Accounts for the year ending 31 December 2008, but an adjustment payment shall be made within 21 days after the issue of the Audited Accounts for the year ending 31 December 2009. The adjustment payment would be based on the following calculation:

(51% x R x average of audited 2008 and 2009 EBITDA) less consideration for Tranche II, where R will be determined as follows:

If the average audited EBITDA for 2008 and 2009 is:

(i)	less than or equal to HK$25.0 million,	R = 4.5
(ii)	greater than HK$25.0 million but less than HK$30.0 million,	R = 5.0
(iii)	equal to or greater than HK$30.0 million,	R = 5.5

(b) Adjustment in the event that Second Closing is accelerated

In the event that Second Closing is accelerated (under the circumstances described above) to a date prior to the issue of the Audited Accounts for the year ending 31 December 2008, the sale and purchase of Tranche II of the Sale Shares shall be completed and paid in accordance with the following:

Valuation will be based on the most recent set of Audited Accounts that have been issued. Therefore, if at the time of a breach, the Audited Accounts for the year ending 31 December 2007 have been issued, the valuation of Tranche II of the Sale Shares shall be based on the following formula:

T x audited 2007 EBITDA x 51%, where T will be determined as follows:

If the audited 2007 EBITDA is:

(i)	less than or equal to HK$23.0 million,	T = 4.5
(ii)	greater than HK$23.0 million but less than HK$26.0 million,	T = 5.0
(iii)	equal to or greater than HK$26.0 million,	T = 5.5

If the Audited Accounts for the year ending 31 December 2007 have not been issued, the valuation of Tranche II of the Sale Shares shall be based on the following formula:

4.5 x audited Normalized 2006 EBITDA x 51%

If the Audited Accounts for the year ending 31 December 2006 have not been issued, the valuation of Tranche II of the Sale Shares shall be based on the following formula:

4.5 x audited 2005 EBITDA x 51%

Payment shall be made at Second Closing.

7. The Purchaser's Loan

Pursuant to the Agreement, CiTL will lend to SEL Group upon request at any time after First Closing the Purchaser's Loan of up to HK$3.5 million for the capital expenditure of SEL Group. The Purchaser's Loan will bear interest, payable semi-annually, at the Hong Kong prime rate quoted by The Hongkong and Shanghai Banking Corporation Limited plus 100 basis points, and will be repaid by SEL Group in six equal semi-annual instalments commencing on the first anniversary of drawdown. The Purchaser's Loan will be secured by assets of SEL Group with a net realisable value of not less than the amount of the Purchaser's Loan. The Purchaser's Loan is expected to be financed by internal resources of CiTL.

8. Additional Borrowing

Subject to the terms of the Agreement, SEL Group may borrow at any time after First Closing the Additional Borrowing of up to HK$11.5 million from third parties or CiTL (if CiTL offers more favourable terms of finance) for the capital expenditure of new outlets provided that, among others, SEL Group must obtain CiTL's prior written approval of the opening or development of new outlets (save for new outlets agreed with CiTL prior to the date of the Agreement). The Additional Borrowing, if provided, is expected to be financed by internal resources of CiTL Group or external financing sources to be arranged by CiTL depending on the then cash flow position of CiTL Group.

9. Other terms

The Vendor also undertakes to CiTL that:

(a) on or before 31 December 2006 or First Closing, whichever is earlier, it shall procure that SEL Group:

(i) sells and completes the sale of the Office for a sum of not less than HK$6.0 million;

(ii) uses the proceeds of sale of the Office to pay the Outstanding Management Bonuses;

(iii) uses the balance of the proceeds of sale of the Office after payment of the Outstanding Management Bonuses, to repay a corresponding portion of the Shareholders' Loan; and

(iv) provides evidence satisfactory to CiTL that the above provisions have been fully complied with; and

Upon First Closing, all of the above items except for item (iii) have been fulfilled. Item (iii) was waived by CiTL by serving a written notice dated 29 December 2006 to the Vendor.

(b) after First Closing, it shall procure that SEL Group:

(i) repays the Shareholders' Loan and any interest accrued on the principal amount of such loan from 1 November 2006 until the date of payment;

(ii) pays the dividends declared by CL Holdings prior to the date of the Agreement in the amount of HK$5,556,016 to the extent that it remains outstanding and unpaid as at First Closing; and

(iii) repays the various tax loans in full (including all interest and fees) granted by Shanghai Commercial Bank Ltd under facility letters dated 2 November 2006 in the total principal sum of approximately HK$2.2 million,

out of the operating cash flow of SEL Group. If there is insufficient operating cash flow to pay such sums immediately, such sums shall be repaid as soon as possible thereafter and in any event before 31 December 2007.

ANCILLARY AGREEMENTS

1. The Shareholders' Agreement dated 31 January 2007

Parties: CiTL;
the Vendor; and
SEL.

Principal terms of the Shareholders' Agreement

(a) Board composition

The maximum number of directors of SEL shall be seven. For so long as each of CiTL and the Vendor is a shareholder of SEL, CiTL and the Vendor shall have the right to appoint and remove up to three directors and four directors respectively.

The chairman of the board of SEL shall be appointed by such board and shall not be entitled to a second or casting vote.

(b) Dividend policy

Shareholders of SEL will procure that immediately prior to Second Closing, SEL Group will distribute all available cash generated from the normal operation of the business of SEL Group that is legally available for distribution, provided that no such distribution shall be made to the extent that it would cause the net current operating assets of SEL Group as of Second Closing to be less than zero. To the extent that at Second Closing there is cash generated from the normal operation of the business of SEL Group that would have been distributed to the shareholders of SEL pursuant to the immediately preceding sentence but for the fact that such cash was not legally available for distribution, the Consideration for Tranche II shall be increased by an amount equal to 51% of the amount of such cash.

(c) Transfer of shares

No shareholder of SEL shall have the right to transfer any of its shares in SEL except in accordance with the provisions of the Shareholders' Agreement.

The Vendor may not transfer any of its shares in SEL except to CiTL at Second Closing in accordance with the Agreement.

CiTL may not transfer any of its shares in SEL to other parties unless it fails to complete Second Closing in which case, it may transfer its shares in SEL to the Vendor in accordance with the Agreement. However, CiTL may at any time transfer any or all of its shares in SEL to a company within CiTL Group provided that the transferee shall

execute an instrument satisfactory to the Vendor and agree to be bound by the Shareholders' Agreement, and CiTL shall remain bound to ensure that the transferee performs its obligations under the Shareholders' Agreement.

There is no present intention to appoint Mr. Lenz as a director of CiTL.

2. The agreement between Mr. Lenz and CiTL dated 31 January 2007

Pursuant to the Agreement, in consideration of CiTL agreeing to enter into the Agreement, the Shareholders' Agreement and the Escrow Agreement, Mr. Lenz, as the majority shareholder of the Vendor, undertakes to, among other things, procure due and punctual performance and compliance by the Vendor of its obligations and the giving of undertakings by the minority shareholders of the Vendor in connection with the Acquisition. In particular, Mr. Lenz undertakes that he holds and will continue to hold for the period from First Closing until Second Closing no less than 51% of the issued share capital of the Vendor.

3. The Escrow Agreement dated 31 January 2007

Pursuant to the Agreement, the Escrow Agreement was entered into among CiTL, the Vendor and the Escrow Agent upon First Closing on 31 January 2007. On Second Closing, a proportion of the consideration for Tranche II equal to the maximum aggregate liability of the Vendor under the warranties of the Agreement (i.e. HK$10 million) less any Resolved Claim, shall be placed into escrow until the expiry of the one year period following Second Closing. The Escrow Amount shall be held by the Escrow Agent to be used by way of set-off against any Resolved Claim after Second Closing. Consideration for Tranche II shall be reduced by the amount of any Resolved Claim as of Second Closing. The Escrow Agreement shall continue in full force and effect until the Escrow Agreement is terminated or all monies in the Escrow Account have been released in accordance with the Escrow Agreement.

4. The Service Agreement dated 31 January 2007

Pursuant to the Agreement, Mr. Lenz and SEL entered into the Service Agreement upon First Closing on 31 January 2007 to employ Mr. Lenz as the chief executive officer of SEL for the purpose of facilitating a smooth transition of SEL Group after the Acquisition.

Pursuant to the terms of the Service Agreement, the employment of Mr. Lenz as the chief executive officer of SEL shall be for a term of two and a half years commencing from First Closing.

INFORMATION ON SEL GROUP

SEL was incorporated in the BVI on 6 September 2006. Pursuant to a restructuring exercise, SEL has become the holding company of the companies now comprising SEL Group (also known under the trade name "Igor's"). The first restaurant was established in 1998 and now there are 20 outlets in operation including, among others, "Wildfire", "The Boathouse", "Stormies Crabshack" and "Café de Paris" in various prime dining destinations such as Lan Kwai Fong, Soho, Stanley and Knutsford Terrace in Hong Kong. Igor's restaurants offer a wide variety of international cuisines, ranging from traditional French to

casual fast food. In addition, Igor's also operates bars and restaurants in the premier entertainment districts of Lan Kwai Fong and Wanchai, namely "Stormies", "The Cavern", "Swindlers", and "Typhoon", where their resident bands offer a repertoire of live music entertainment.

Set out below is the audited consolidated financial information of SEL Group (excluding SEL) for the two years ended 31 December 2004 and 2005 and eleven months ended 30 November 2006 prepared in accordance with HKFRS:

	For the year ended 31 December		For the eleven months ended 30 November
	2004	**2005**	**2006**
	HK$ million	*HK$ million*	*HK$ million*
Turnover	81.4	105.8	107.0
Profit before taxation	3.5	9.4	7.6
Profit after taxation	2.4	8.3	6.6

	As at		As at 30 November
	31 December 2004	**31 December 2005**	**2006**
	HK$ million	*HK$ million*	*HK$ million*
Total assets	30.3	39.1	50.1
Net assets	10.3	20.2	19.6

The accountants' report on SEL Group is set out in Appendix I to this circular.

After First Closing and before Second Closing, SEL Group will be equity accounted for as an associated company of CiTL in accordance with HKFRS. After Second Closing, SEL Group will become a wholly-owned subsidiary of CiTL and its results will be consolidated into CiTL Group.

FINANCIAL EFFECTS OF THE ACQUISITION

Upon completion of the Agreement, SEL would become a direct wholly-owned subsidiary of CiTL and its results, assets and liabilities would be consolidated into the accounts of CiTL, which in turn would be consolidated into the accounts of the Group.

BACKGROUND TO AND REASONS FOR THE ACQUISITION

The CiTL Board was approached by Quam Capital Limited, the financial adviser to the Vendor in February 2006 regarding an investment opportunity in SEL. After carrying out preliminary financial and legal due diligence on the businesses of SEL Group, CiTL commenced negotiations with the Vendor in acquiring the entire issued share capital of SEL. The Agreement was reached between the parties to the Agreement on 25 November 2006.

CiTL completed the acquisition of Pacific Coffee in May 2005. Apart from selling coffees and cold beverages, pastries and coffee-related hardware and supplies at its outlets, Pacific Coffee also sells its branded products to wholesale accounts and provides coffee services to corporate customers including hotels, restaurants, clubs and large corporations. For the year ended 31 March 2006, Pacific Coffee contributed a 10-month turnover of approximately HK$180 million to CiTL Group. In light of the success of Pacific Coffee in capturing the fast growing and lucrative specialty coffee business in Hong Kong, it is disclosed in CiTL's 2005/2006 annual report that CiTL Board intends to further develop CiTL Group's food and beverage business to obtain economies of scale and broaden the income stream. CiTL will continue to develop its existing businesses and will further explore investment opportunities in the food and beverage business in Hong Kong and neighbouring regions. The Board considers that the Acquisition is in line with CiTL Group's business strategy.

The Acquisition represents an attractive opportunity to CiTL Group as it enables CiTL Group to fortify its food and beverage business. In particular, the Board believes that the outlets operated under SEL Group will enable CiTL Group to capture the fast growing and lucrative western lifestyle food and beverage market in Asia. Furthermore, after the Acquisition, CiTL may leverage on its market knowledge and experience in the food and beverage business and enjoy operational economies of scale.

In view of the above, the Board (including the independent non-executive Directors) considers the terms of the Acquisition, including the Consideration and its payment terms, are on normal commercial terms and are fair and reasonable and the Acquisition is in the interest of the Company and its shareholders as a whole.

OTHER INFORMATION

The Company is an investment holding company which, through its subsidiaries, is principally engaged in the business of construction and engineering, insurance and investment, property investment, hotel investment, information technology and food & beverage.

GENERAL

Your attention is drawn to the additional information contained in the appendices to this circular.

Yours faithfully,
For and on behalf of the Board
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

(A) ACCOUNTANTS' REPORT ON SEL GROUP

The following is the reproduction of the text of the accountants' report on SEL Group contained in the circular of CiTL dated 7th February 2007 for Shareholders' information purpose only.

李湯陳會計師事務所
LI, TANG, CHEN & CO.
Certified Public Accountants (Practising)

7th February 2007

The Directors,
Chevalier iTech Holdings Limited

Dear Sirs,

We set out below our report on the financial information relating to Sinochina Enterprises Limited (the "Target Company") and its subsidiaries (hereinafter collectively referred to as the "Target Group") for the period from 15th January, 2003 (date of incorporation of CL Holdings Limited) to 31st December, 2003 for each of the two years ended 31st December, 2004 and 2005 and the eleven months ended 30th November, 2006 (the "Relevant Periods") and the eleven months ended 30th November, 2005 (the "30th November, 2005 Financial Information"), prepared on the basis set out in note 1 of Section B below for inclusion in the circular of Chevalier iTech Holdings Limited (the "Company") dated 7th February, 2007 in connection with the proposed acquisition of the entire equity interest in the Target Company by the Company (the "Circular").

The Target Company was incorporated in the British Virgin Islands with limited liability under the International Business Companies Act of the British Virgin Islands on 6th September, 2006. The principal activity of the Target Company is investment holding. During the Relevant Periods, the Target Group is principally engaged in restaurant operations. The Target Company has not carried on any business, save for the acquisition of the entire equity interests in CL Holdings Limited as defined below on 23rd November, 2006, since its incorporation.

All companies now comprising the Target Group have adopted 31st December as their financial year end date.

Pursuant to the restructuring of the Target Group on 23rd November, 2006, the shareholders of CL Holdings Limited transferred their interests in CL Holdings Limited to the Target Company for the purpose of acting as the holding company of the subsidiaries and associate as set out below.

As at the date of this report, the Target Company had direct and indirect interests in the following subsidiaries and associate:

Name	Place and date of incorporation	Nominal value of issued and paid-up share	Percentage of equity interest attributable to the Target Company		Principal activities	Note
			Direct	Indirect		
Subsidiaries:						
CL Holdings Limited	Hong Kong 15/01/2003	Ordinary HK$200,000	100%	–	Investment holding	
Capital World (H.K.) Limited	Hong Kong 14/08/2000	Ordinary HK$5,000	–	100%	Restaurant	*(1)*
Info Dragon Limited	Hong Kong 6/8/2003	Ordinary HK$10,000	–	100%	Trading of food and beverage	*(2)*
New Global (H.K.) Limited	Hong Kong 30/08/2000	Ordinary HK$10,000	–	100%	Restaurant	*(3)*
Orient Talent (Hong Kong) Limited	Hong Kong 05/07/2002	Ordinary HK$2	–	100%	Restaurant	*(4)*
Grand Concept (Hong Kong) Limited	Hong Kong 06/12/2002	Ordinary HK$2	–	100%	Restaurant	*(5)*
Giant Ocean (H.K.) Limited	Hong Kong 20/11/1998	86 class "A" ordinary shares HK$86 90 class "B" ordinary shares HK$90	–	100%	Restaurant	*(6)*
Pacific York (H.K.) Limited	Hong Kong 24/04/2001	Ordinary HK$2	–	100%	Restaurant	*(7)*
Champ Success (Hong Kong) Limited	Hong Kong 24/03/2003	Ordinary HK$2	–	100%	Restaurant	*(8)*
Igor's Group Management Limited	Hong Kong 25/10/1999	Ordinary HK$2	–	100%	Restaurant	*(9)*
Giant Dragon (Hong Kong) Limited	Hong Kong 06/01/2003	Ordinary HK$10,000	–	100%	Restaurant	*(10)*
Super Target (Hong Kong) Limited	Hong Kong 15/12/2003	Ordinary HK$100	–	100%	Restaurant	*(11)*
Success Well (HK) Limited	Hong Kong 14/03/2006	Ordinary HK$10,000	–	100%	Restaurant	*(12)*
Eastech Limited	Hong Kong 13/06/1991	Ordinary HK$6,080,832	–	100%	Restaurant	*(13)*
Marson Consultants Limited	Hong Kong 10/03/1994	Ordinary HK$10	–	100%	Restaurant	*(14)*
Associate:						
Orchid International Limited	Hong Kong 19/09/2001	Ordinary HK$760,000	–	50%	Restaurant	*(15)*

Note

1. Capital World (H.K.) Limited became a subsidiary of the Target Group on 2nd April, 2003.
2. Info Dragon Limited became a subsidiary of the Target Group on 22nd August, 2003.
3. New Global (H.K.) Limited became a subsidiary of the Target Group on 2nd April, 2003.
4. Orient Talent (Hong Kong) Limited became a subsidiary of the Target Group on 2nd April, 2003.
5. Grand Concept (Hong Kong) Limited became a subsidiary of the Target Group on 2nd April, 2003.
6. Giant Ocean (H.K.) Limited became a subsidiary of the Target Group on 2nd April, 2003.
7. Pacific York (H.K.) Limited became a subsidiary of the Target Group on 2nd April, 2003.
8. Champ Success (Hong Kong) Limited became a subsidiary of the Target Group on 3rd May, 2003.
9. Igor's Group Management Limited became a subsidiary of the Target Group on 25th July, 2003.
10. Giant Dragon (Hong Kong) Limited became a subsidiary of the Target Group on 8th September, 2003.
11. Super Target (Hong Kong) Limited became a subsidiary of the Target Group on 16th January, 2004.
12. Success Well (HK) Limited became a subsidiary of the Target Group on 10th July, 2006.
13. The Target Group acquired 17.48% of issued ordinary shares of Eastech Limited on 20th October, 2003 and further acquired remaining 31.75% and 50.77% of issued ordinary shares on 23rd December, 2004 and 31st October, 2006 respectively.
14. The Target Group acquired 40% of issued ordinary shares of Marson Consultants Limited on 2nd July, 2003 and further acquired remaining 60% of the issued ordinary shares on 31st October, 2006.
15. The Target Group acquired 50% of issued ordinary shares of Orchid International Limited on 1st November, 2005.

The Financial Information has been prepared by sole director of Target Company based on the audited financial statements or, where appropriate, the unaudited management financial statements of Target Group, after making such adjustments as are appropriate. Adjustments have been made for the purpose of this report to restate these financial statements to conform with accounting policies as referred to Section B below, which are in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). HKFRSs include all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations.

For the purpose of this report, we have carried out appropriate audit procedures in respect of the audited financial statements or, where appropriate, unaudited management financial statements of Target Group for the Relevant Periods in accordance with Hong Kong Standards on Auditing issued by the HKICPA and carried out such additional procedures as we considered necessary in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" issued by the HKICPA.

For the purpose of this report, we have performed a review of the 30th November, 2005 Financial Information, which includes the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement of the Target Group for the eleven months ended 30th November, 2005, for which the sole director of the Target Company is responsible, in accordance with Statement of Auditing Standard 700 "Engagements to review interim financial reports" issued by the HKICPA. A review consists principally of making enquiries of management and applying analytical procedures to the 30th November, 2005 Financial Information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets and liabilities than an audit or examination procedures described in the preceding paragraph, and accordingly, we do not express an audit opinion on the 30th November, 2005 Financial Information.

The Financial Information, which includes the consolidated income statements, consolidated statements of changes in equity and consolidated cash flow statements of the Target Group for the Relevant Periods and the 30th November, 2005 Financial Information, the consolidated balance sheets of the Target Group as at 31st December, 2003, 2004 and 2005 and 30th November, 2006, together with the notes thereto as set out in this report, have been prepared and presented on the basis set out in note 1 of Section B below.

The directors of the respective companies of the Target Group are responsible for the preparation of the financial statements of the relevant companies which give a true and fair view. The sole director of the Target Company is responsible for the preparation of the Financial Information. In preparing the Financial Information which gives a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on the Financial Information.

In forming our opinion, we have considered the adequacy of the disclosures made in the Financial Information concerning the adoption of the going concern basis for the preparation of the Financial Information. As explained in note 1 of Section B below, the Financial Information has been prepared on a going concern basis, the validity of which is based on the ability of the Target Group to generate positive cash flow from its operation. We have evaluated the sole director's assessment of the ability to continue as a going concern by analysing cash flow forecast from 1st January, 2007 to 28th February, 2008 prepared by the sole director and have also reviewed and discussed with the sole director regarding the Target Group's future investment and business plans. The Financial Information has been prepared on a going concern basis on the assumption that the Target Group can generate positive cash flow from its operation and future investments.

In our opinion, on the basis of presentation set out in note 1 of Section B below, the Financial Information, for the purpose of this report, gives a true and fair view of the consolidated results and consolidated cash flows of the Target Group for the Relevant Periods and of the consolidated state of affairs of the Target Group as at 31st December, 2003, 2004 and 2005 and 30th November, 2006 and the state of affairs of the Target Company as at 30th November, 2006.

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the 30th November, 2005 Financial Information.

A. FINANCIAL INFORMATION

CONSOLIDATED INCOME STATEMENTS

	Note	Period from 15th January, 2003 (date of incorporation of CL Holdings Limited) to 31st December, 2003	Year ended 31st December 2004	Year ended 31st December 2005	Eleven months ended 30th November 2005	Eleven months ended 30th November 2006
		HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (unaudited)	*HK$'000*
TURNOVER	5	45,742	81,424	105,804	95,591	107,041
COST OF SALES		(9,373)	(15,348)	(20,210)	(18,209)	(21,176)
GROSS PROFIT		36,369	66,076	85,594	77,382	85,865
OTHER INCOME AND GAINS	5	4,794	1,925	3,622	1,431	7,006
ADMINISTRATIVE AND OTHER OPERATING EXPENSES		(38,422)	(64,251)	(79,949)	(73,169)	(85,862)
FINANCE COSTS	6	(67)	(238)	(140)	(99)	(231)
SHARE OF RESULTS OF ASSOCIATES		–	–	292	354	806
PROFIT BEFORE TAXATION	7	2,674	3,512	9,419	5,899	7,584
TAX EXPENSE	8	(721)	(1,160)	(1,084)	(907)	(999)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS		1,953	2,352	8,335	4,992	6,585
DIVIDEND	9	–	–	7,200	–	–

		CONSOLIDATED BALANCE SHEETS				BALANCE SHEET
		As at 31st December			As at 30th November	As at 30th November
	Note	2003	2004	2005	2006	2006
		HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
NON-CURRENT ASSETS						
Property, plant and equipment	*10*	11,206	14,855	10,858	17,761	–
Prepaid land lease payments	*11*	498	497	496	950	–
Subsidiary	*12*	–	–	–	–	390
Associates	*13*	(133)	387	5,424	1,462	–
Investment securities	*14*	1,190	–	–	–	–
Goodwill	*15*	–	–	–	–	–
Negative goodwill	*16*	(2,083)	(1,562)	–	–	–
Deferred tax assets	*17*	76	99	257	336	–
Rental deposits		2,586	2,907	3,841	3,490	–
Circulatory inventories		476	687	718	1,113	–
		13,816	17,870	21,594	25,112	390
CURRENT ASSETS						
Inventories	*18*	1,516	1,913	2,586	3,103	–
Rental and other deposits		1,990	2,193	3,206	6,343	–
Accounts receivable	*19*	817	2,278	1,553	1,087	–
Amount due from related companies of SEL	*20*	–	–	–	268	–
Amount due from sole director of SEL	*21*	–	–	341	–	–
Prepaid land lease payments	*11*	1	1	1	21	–
Prepayments		249	433	567	931	–
Tax recoverable	*8(c)*	–	56	–	118	–
Cash and bank balances	*22*	2,739	5,544	9,285	13,134	–
		7,312	12,418	17,539	25,005	–
CURRENT LIABILITIES						
Amount due to ultimate holding company of SEL	*23*	(389)	(389)	(389)	(267)	(389)
Amount due to an associate of SEL	*23*	–	–	(216)	–	–
Amount due to related companies of SEL	*23*	(1,571)	(111)	–	–	–
Amount due to sole director of SEL	*23*	(1,629)	(2,279)	–	–	–
Amount due to shareholders of the ultimate holding company of SEL	*24*	(6,208)	(5,850)	(5,000)	(5,700)	–
Receipts in advance		–	(340)	(120)	–	–

	Note	CONSOLIDATED BALANCE SHEETS As at 31st December 2003 HK$'000	2004 HK$'000	2005 HK$'000	As at 30th November 2006 HK$'000	BALANCE SHEET As at 30th November 2006 HK$'000
Accounts payable	25	(3,179)	(4,960)	(4,265)	(7,340)	–
Accrued expenses		(3,351)	(3,824)	(5,149)	(5,728)	–
Dividend payable		–	–	–	(5,556)	–
Current portion of obligations under finance leases	26	(60)	(60)	(43)	(78)	–
Bank borrowings	27	(1,894)	(1,046)	(2,450)	(2,603)	–
Tax payable		(209)	(822)	(1,138)	(1,101)	–
		(18,490)	(19,681)	(18,770)	(28,373)	(389)
NET CURRENT LIABILITIES		(11,178)	(7,263)	(1,231)	(3,368)	(389)
TOTAL ASSETS LESS CURRENT LIABILITIES		2,638	10,607	20,363	21,744	1
NON-CURRENT LIABILITIES						
Obligations under finance leases	26	(100)	(40)	–	(18)	–
Bank borrowings	27	(555)	(148)	(139)	(2,117)	–
Deferred tax liabilities	17	(319)	(92)	–	–	–
		(974)	(280)	(139)	(2,135)	–
NET ASSETS		1,664	10,327	20,224	19,609	1
CAPITAL AND RESERVES						
Share capital	28	1	1	1	1	1
Merger reserve	29	(290)	6,021	6,021	6,021	–
Unappropriated profits		1,953	4,305	7,002	13,587	–
Proposed final dividend		–	–	7,200	–	–
		1,664	10,327	20,224	19,609	1

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital *HK$'000*	Merger reserve *HK$'000*	Unappropriated profits *HK$'000*	Proposed final dividend *HK$'000*	Total *HK$'000*
Balance at 15th January, 2003 (date of incorporation of CL Holdings Limited)	1	(290)	–	–	(289)
Profit for the period	–	–	1,953	–	1,953
Balance at 31st December, 2003	1	(290)	1,953	–	1,664
Issue of new shares by CL Holdings Limited	–	6,311	–	–	6,311
Profit for the year	–	–	2,352	–	2,352
Balance at 31st December, 2004 and 1st January, 2005	1	6,021	4,305	–	10,327
Opening balance adjustment arising on adoption of HKFRS 3 *(note 2(i))*	–	–	1,562	–	1,562
Balance at 1st January, 2005	1	6,021	5,867	–	11,889
Profit for the year	–	–	8,335	–	8,335
Proposed final dividend	–	–	(7,200)	7,200	–
Balance at 31st December, 2005	1	6,021	7,002	7,200	20,224
Profit for the period	–	–	6,585	–	6,585
Dividend paid	–	–	–	(7,200)	(7,200)
Balance at 30th November, 2006	1	6,021	13,587	–	19,609
(Unaudited)					
Balance at 1st January, 2005	1	6,021	5,867	–	11,889
Profit for the period	–	–	4,992	–	4,992
Balance at 30th November, 2005	1	6,021	10,859	–	16,881

CONSOLIDATED CASH FLOW STATEMENTS

	Period from 15th January, 2003 (date of incorporation of CL Holdings Limited) to 31st December, 2003	Year ended 31st December 2004	Year ended 31st December 2005	Eleven months ended 30th November 2005	Eleven months ended 30th November 2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (unaudited)	*HK$'000*
OPERATING ACTIVITIES					
Profit before taxation	2,674	3,512	9,419	5,899	7,584
Adjustments for:					
Share of results of associates	–	–	(292)	(354)	(806)
Depreciation	2,890	4,939	5,615	5,115	4,845
Amortisation on prepaid land lease payments	1	1	1	1	21
Interest income	(1)	(1)	(68)	(40)	(157)
Amortisation of negative goodwill arising on acquisition of subsidiaries	(4,542)	(521)	–	–	–
Gain on disposal of property, plant, and equipment and prepaid land lease payments	–	–	–	–	(5,370)
Interest expenses	67	238	140	99	231
Bad debts written off	33	–	–	–	–
Property, plant and equipment written off	29	–	4	4	29
Provision against/(write-back of provision against) interest in associates	3,140	920	(2,242)	–	–
Write-off of interest in an associate	–	2,883	–	–	–
Provision against investment securities	596	–	–	–	–
Impairment loss on goodwill	–	–	–	–	1,933
Increase in circulatory inventories	(150)	(211)	(31)	(31)	(272)
Increase in inventories	(922)	(397)	(673)	(490)	(397)
Increase in rental and other deposits	(2,979)	(524)	(1,947)	(1,020)	(2,377)
(Increase)/decrease in accounts receivable	(323)	(1,461)	725	628	547
Increase in amount due from related companies of SEL	–	–	–	–	(268)
(Increase)/decrease in amount due from sole director of SEL	–	–	(341)	(341)	341
Increase in prepayments	(249)	(184)	(134)	(354)	(307)
Decrease in amount due to ultimate holding company of SEL	–	–	–	–	(122)
Increase/(decrease) in amount due to an associate of SEL	–	–	216	–	(216)
Increase/(decrease) in amount due to related companies of SEL	5,059	(1,460)	(111)	(111)	–
Increase/(decrease) in amount due to sole director of SEL	1,629	650	(2,279)	(2,279)	–
Increase/(decrease) in amount due to shareholders of the ultimate holding company of SEL	1,665	(358)	(850)	(850)	700
Increase/(decrease) in receipts in advance	–	340	(220)	(203)	(120)
Increase/(decrease) in accounts payable	597	1,781	(695)	(1,033)	(1,448)
Increase in accrued expenses	3,351	473	1,325	984	458
Cash generated from operations	12,565	10,620	7,562	5,624	4,829
Interest paid	(67)	(238)	(140)	(99)	(231)
Tax paid	(1,468)	(853)	(962)	(867)	(1,233)
NET CASH FROM OPERATING ACTIVITIES	11,030	9,529	6,460	4,658	3,365

	Note	Period from 15th January, 2003 (date of incorporation of CL Holdings Limited) to 31st December, 2003	Year ended 31st December 2004	Year ended 31st December 2005	Eleven months ended 30th November 2005	Eleven months ended 30th November 2006
		HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (unaudited)	*HK$'000*
INVESTING ACTIVITIES						
Interest received		1	1	68	40	157
Purchases of property, plant and equipment		(9,832)	(8,588)	(1,622)	(1,557)	(13,208)
Sale proceeds on property, plant and equipment and prepaid land lease payments		–	–	–	–	7,841
Acquisition of subsidiaries	*35*	2,135	–	–	–	540
Investment in associates		–	(310)	(501)	–	–
(Net advances to)/repayment from associates		(1,337)	(2,823)	(2,001)	(2,423)	4,768
Acquisition of investment securities		(1,786)	–	–	–	–
NET CASH (USED IN)/ FROM INVESTING ACTIVITIES		(10,819)	(11,720)	(4,056)	(3,940)	98
FINANCING ACTIVITIES						
Dividend paid		–	–	–	–	(1,644)
Proceeds on issue of new shares of CL Holdings Limited		100	6,311	–	–	–
Bank loans obtained		3,018	764	3,350	3,350	4,650
Repayment of bank loans		(570)	(2,019)	(1,955)	(1,567)	(2,518)
Capital element of finance leases rental payments		(20)	(60)	(58)	(4)	(102)
NET CASH FROM FINANCING ACTIVITIES		2,528	4,996	1,337	1,779	386
NET INCREASE IN CASH AND CASH EQUIVALENTS		2,739	2,805	3,741	2,497	3,849
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		–	2,739	5,544	5,544	9,285
CASH AND CASH EQUIVALENTS AT END OF PERIOD		2,739	5,544	9,285	8,041	13,134
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS						
Cash and bank balances		2,739	5,544	9,285	8,041	13,134

B. NOTES TO THE FINANCIAL INFORMATION

1. BASIS OF PRESENTATION

The Financial Information has been prepared based on the principles of merger accounting in accordance with Accounting Guideline 5 "Merger Accounting for Common Control Combinations" issued by the HKICPA, as if the restructuring had been completed as at the beginning of the Relevant Periods because the Target Company's acquisitions of CL Holdings Limited should be regarded as business combinations under common control as the Target Company and CL Holdings Limited are ultimately controlled by the ultimate holding company of the Target Group, before and after restructuring.

The consolidated income statements, consolidated cash flow statements and consolidated statements of changes in equity of the Target Group for the Relevant Periods include the results and cash flows of all companies now comprising the Target Group as if the current structure had been in existence throughout the Relevant Periods, or since their respective date of acquisition, incorporation or establishment, where this is a shorter period. The consolidated balance sheets of the Target Group as at 31st December, 2003, 2004 and 2005 and as at 30th November, 2006 have been prepared to present the state of affairs of the Target Group as if the current structure had been in existence and in accordance with the respective equity interests and/or the power to exercise control over the individual companies attributable to the existing shareholders as at the respective dates.

The Financial Information has been prepared on the presumption that the Target Group will continue to operate as a going concern. This presumption is based on the opinion of the sole director that the Target Group can generate positive cash flow from its operation to meet any liabilities as they fall due within twelve months from 1st December, 2006.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Statement of compliance:

The Financial Information has been prepared in accordance with the significant accounting policies set out below. These accounting policies are in accordance with all applicable HKFRSs (which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the HKICPA and accounting principles generally accepted in Hong Kong, and have been consistently applied throughout the Relevant Periods.

The HKFRSs which are relevant to these Financial Information are set out below and the Financial Information for the Relevant Periods have been restated as required, in accordance with the relevant requirements.

- HKAS 1 — Presentation of financial statements;
- HKAS 2 — Inventories;
- HKAS 7 — Cash flow statements;
- HKAS 8 — Accounting policies, changes in accounting estimates and errors;
- HKAS 10 — Events after the balance sheet date;
- HKAS 12 — Income taxes;
- HKAS 14 — Segment reporting;
- HKAS 16 — Property, plant and equipment;
- HKAS 17 — Leases;
- HKAS 18 — Revenue;
- HKAS 19 — Employee benefits;
- HKAS 21 — The effects of changes in foreign exchange rates;
- HKAS 23 — Borrowing costs;
- HKAS 24 — Related party disclosures;

- HKAS 27 Consolidated and separate financial statements;
- HKAS 28 Investment in associates;
- HKAS 32 Financial instruments: Disclosure and presentation;
- HKAS 36 Impairment of assets;
- HKAS 37 Provisions, contingent liabilities and contingent assets;
- HKAS 38 Intangible assets;
- HKAS 39 Financial instruments: Recognition and measurement;
- HKAS 39 Amendment Transition and initial recognition of financial assets and financial liabilities;
- HKAS 39 and HKFRS 4 Amendment Financial Guarantee Contracts; and
- HKFRS 3 Business combinations.

The adoption of the following HKFRSs has resulted in changes in the Target Group's accounting policies that have an effect on how the results for the Relevant Periods prepared and presented.

i) Owner-occupied leasehold interest in land

In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. From 1st January, 2005 onwards, the Target Group has applied HKAS 17 "Leases" ("HKAS 17"). Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively.

This new accounting policy relating to leases has resulted in the following effects:

i) a decrease in the Target Group's property, plant and equipment as at 31st December, 2004 and 2003 by HK$498,440 and HK$499,177 respectively.

ii) an increase in the Target Group's prepaid land lease payments as at 31st December, 2004 and 2003 by HK$498,440 and HK$499,177 respectively.

ii) HKFRS 3 – Business combinations

From 1st January, 2005 onwards, the Target Group has applied HKFRS 3 "Business Combinations" which is effective for business combinations for which the agreement date is on or after 1st January, 2005. The principal effects of the application of HKFRS 3 to the group are summarized below:

Excess of the Target Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Target Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising from acquisitions was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant

transitional provision in HKFRS 3, the Target Group derecognised all negative goodwill on 1st January, 2005. Accordingly, adjustments of HK$1,562,000 to the unappropriated profits as at 1st January, 2005 has been made.

The Financial Information also complies with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange")

b) Basis of consolidation:

The Financial Information includes the financial statements of the Target Company and its subsidiaries for the Relevant Periods. The results of the companies comprising the Target Group were presented on a merger accounting basis as described in note (1) above.

All significant intercompany transactions and balances within the Target Group are eliminated on consolidation.

c) Basis of preparation of the Financial Information:

The measurement basis used in the preparation of the Financial Information is the historical cost basis.

d) Property, plant and equipment:

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the property, plant and equipment, the expenditure is capitalised as an additional cost of that asset.

Depreciation on property, plant and equipment is calculated on the straight-line basis to allocate cost to their residual value over their estimated useful lives as follows:

Buildings	4% per annum
Leasehold improvements	33 1/3 % per annum or terms of lease
Furniture and fixtures	20% per annum
Office equipment	20% per annum
Plant and equipment	20% per annum
Kitchen and bar equipment	20% per annum
Motor vehicles	30% per annum

The asset's residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on derecognition of the asset (calculated as the difference between the net sale proceeds and the carrying amount of the asset) is included in the income statement in the year in which the item is derecognised.

e) Subsidiaries:

A subsidiary is a company, in which the Target Company, directly or indirectly, controls more than half of its voting power or holds more than half of the issued share capital or controls the composition of its board of directors. Control exists when the Target Company has the power, directly or indirectly, to govern the financial and operating policies of the enterprises so as to obtain benefits from their activities.

f) Associates:

Associates are all entities over which the Target Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Target Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Target Group's share of losses of an associate equals or exceeds its interest in that associate, the Target Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Target Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where the Target Group transacts with an associate, profits and losses are eliminated to the extent of the Target Group's interest in the relevant associate.

g) Investment securities:

Prior to 1st January, 2005, the Target Group classified its investment in unlisted shares as investment securities.

Investment securities are unlisted shares which are stated at cost less any identified impairment loss.

The carrying amounts of individual investments are reviewed at the balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities would be reduced to its fair value. The amount of the reduction is recognised as an expense in the income statement.

From 1st January, 2005 onwards, The Target Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluate this designation at every reporting date.

h) Goodwill:

Goodwill arising on an acquisition of a subsidiary or an associate represents the excess of the cost of acquisition over the Target Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary or associate at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a subsidiary is presented separately in the balance sheet. Capitalised goodwill arising on an acquisition of an associate (which is accounted for using the equity method) is included in the cost of the investment of the relevant associate.

For the purpose of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is

tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, the then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary or an associate, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Goodwill previously eliminated against the consolidated reserves

Prior to the adoption of SSAP 30 "Business Combinations" in 2001, goodwill arising on acquisition was eliminated against the consolidated reserves in the year of acquisition. On the adoption of HKFRS 3, such goodwill remains eliminated against the consolidated reserves and is not recognised in profit or loss which all or part of the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

i) Excess of an acquirer's interest in the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over cost ("discount on acquisitions"):

A discount on acquisition arising on an acquisition of a subsidiary or an associate for which an agreement date is on or after 1st January, 2005 represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination. Discount on acquisition is recognised immediately in profit or loss. A discount on acquisition arising on an acquisition of an associate (which is accounted for using the equity method) is included as income in the determination of the investor's share of results of the associate in the period in which the investment is acquired.

In periods prior to 1st January, 2005, negative goodwill (excess of the Target Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost) arising from acquisitions was presented as deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provision in HKFRS 3, the Target Group derecognised all negative goodwill on 1st January, 2005. Accordingly, adjustments of HK$1,562,000 to the unappropriated profits had been made.

j) Circulatory inventories:

Circulatory inventories include assets such as glasses, crockery, kitchen utensils and staff uniforms which need frequent replacement and are necessary to operate the business at a satisfactory level. The initial purchase of such assets has been capitalised but their subsequent replacement will be written off to the income statement as incurred. Due to the continuous replacement of these assets, no depreciation is provided in accordance with standard restaurant accounting practice.

k) Inventories:

Inventories are stated at the lower of cost and net realisable value. Cost includes cost of purchase computed using the first-in-first-out method. Net realisable value is determined by reference to the sales proceeds of items sold in the ordinary course of business after the balance sheet date or to management estimates based on prevailing market conditions.

l) Impairment:

At each balance sheet date, the Target Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

m) Receivables:

Receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment unless the effect of discounting would be immaterial, in which case they are stated at cost, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Target Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

n) Cash and cash equivalents:

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short-term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally with three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Target Group's cash management.

o) Payables:

Payables are initially measured at fair value and, after initial recognition, at amortised cost, except for short-term payables with no stated interest rate and the effect of discounting being immaterial, that are measured at their original invoice amount.

p) Revenue recognition:

i) Sales of food, beverage, cigarette and others are recognised upon the delivery of goods to customers.

ii) Service fee income is recognised when the services are provided.

iii) Delivery charges income is recognised at the time when the services are provided.

iv) Rental income under operating leases are credited to the income statement on a straight-line basis over the term of the lease.

v) Marketing service and management fee income is recognised at the time when the services are provided.

vi) Interest income is accrued on a time proportion basis by reference to the principal outstanding and at the effective interest rate applicable.

q) **Borrowing costs:**

Borrowing costs are recognised as expenses in the income statement in the period in which they are incurred.

r) **Taxation:**

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or deductible. The Target Company's liability for current tax is calculated using tax rates that are enacted or substantially enacted at the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

s) **Leases:**

Leases that transfer substantially all the rewards and risks of ownership of assets to the Target Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in property, plant and equipment, and depreciated over the shorter of the lease term and the estimated useful lives of the assets. The finance costs of such leases are charged to the income statement so as to provide a constant periodic rate of charge over the lease terms.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Target Group is the lessor, assets leased by the Target Group under operating leases are included in non-current assets, and rentals receivable under the operating leases are credited to the income statement on the straight-line basis over the lease term. Where the Target Group is the lessee, rentals payable under the operating leases net of any incentives received from the lessor are charged to the income statement on the straight-line basis over the relevant lease terms.

Prepaid land lease payments are initially stated at cost and subsequently amortised on the straight-line basis over the lease term. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of properties as a finance lease.

t) Related parties:

For the purposes of these financial statements, parties are considered to be related to the Target Group if the Target Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or whether the Target Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Target Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Target Group or of any entity that is a related party of the Target Group.

u) Retirement benefits scheme:

Payments to defined contribution retirement benefit plans and the Mandatory Provident Fund Scheme are charged as expenses as they fall due.

v) Provisions and contingencies:

A provision is recognized when there is a present obligation, legal or constructive, as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed regularly and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Target Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes on the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognized as a provision.

w) Segment reporting:

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

The Target Group's turnover and operating results are principally generated from the restaurant business. Accordingly, no business segment analysis is provided. In addition, the Target Group's assets and liabilities and geographical location of the operations are principally situated at Hong Kong and accordingly, no geographical segment analysis is presented.

x) Dividends:

Final dividends proposed by the directors are classified as a separate allocation of retained profits within the capital and reserves section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends are approved by the shareholders and declared, they are recognised as a liability.

3. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Target Group's principal financial assets and liabilities comprise rental and other deposits, accounts receivable, amounts due from related companies of SEL and sole director of SEL, prepaid land lease payments, prepayments, cash and bank balances, amounts due to ultimate holding company of SEL, an associate of SEL, related companies of SEL and sole director of SEL, interest-bearing loan from a shareholder of the ultimate holding company of SEL, receipts in advance, accounts payable, accrued expenses, dividend payable, obligations under finance leases and bank borrowings. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below.

a) Credit risk

The Target Group's maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated balance sheets. In order to minimize the credit risk, the Target Group has monitoring procedures to ensure that follow up action is taken to recover overdue debts. The credit risk of liquid funds is limited because the counterparties are banks with high credit-ratings.

b) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash. The Target Group aims to maintain flexibility in funding by keeping adequate liquid cash available.

c) Interest rate risk

The Target Group has no significant interest-earning assets.

In respect of interest-bearing liabilities, the following table indicates their effective interest rates at the balance sheet date and the period in which they reprice or the maturity date, if earlier:

	As at 31st December									
	2003					2004				
	Effective interest rate	On demand or within a period not exceeding one year HK$'000	Within a period of more than one year but not exceeding two years HK$'000	Within a period of more than two years but not exceeding five years HK$'000	Within a period of more than five years HK$'000	Effective interest rate	On demand or within a period not exceeding one year HK$'000	Within a period of more than one year but not exceeding two years HK$'000	Within a period of more than two years but not exceeding five years HK$'000	Within a period of more than five years HK$'000
Maturity dates for liabilities which do not reprice before maturity										
Loan from a shareholder of the ultimate holding company of SEL	-	-	-	-	-	5%	328	-	-	-
Repricing dates for liabilities which reprice before maturity										
Bank loans	2.75%-6%	1,894	408	147	-	4%-6.375%	1,046	148	-	-

	As at 31st December 2005					As at 30th November 2006				
	Effective interest rate	On demand or within a period not exceeding one year *HK$'000*	Within a period of more than one year but not exceeding two years *HK$'000*	Within a period of more than two years but not exceeding five years *HK$'000*	Within a period of more than five years *HK$'000*	Effective interest rate	On demand or within a period not exceeding one year *HK$'000*	Within a period of more than one year but not exceeding two years *HK$'000*	Within a period of more than two years but not exceeding five years *HK$'000*	Within a period of more than five years *HK$'000*
Maturity dates for liabilities which do not reprice before maturity										
Loan from a shareholder of the ultimate holding company of SEL	-	-	-	-	-	6.5%	700	-	-	-
Repricing dates for liabilities which reprice before maturity										
Bank loans	5.5%-8.75%	2,450	139	-	-	5.75%-9.00%	2,603	203	608	1,306

d) Foreign currency risk

The Target Group does not have any significant exposure to foreign exchange risk. All of the receivables and payables are denominated in Hong Kong dollars.

e) Fair values estimation

The sole director considers that the following financial assets and liabilities are carried at amounts not materially different from their fair values: rental and other deposits, accounts receivable, amounts due from related companies of SEL and sole director of SEL, prepaid land lease payments, prepayments, cash and bank balances, amounts due to ultimate holding company of SEL, an associate of SEL, related companies of SEL and sole director of SEL, interest-bearing loan from a shareholder of the ultimate holding company of SEL, receipts in advance, accounts payable, accrued expenses, dividend payable, obligations under finance leases and bank borrowings.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Target Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Impairment of goodwill

The Target Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Target Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows.

(b) Useful lives of property, plant and equipment

In accordance with HKAS 16, the Target Group estimates the useful lives of property, plant and equipment in order to determine the amount of depreciation expenses to be recorded. The useful lives are estimated at the time the asset is acquired based on historical experience, the expected

usage, wear and tear of the assets, as well as technical obsolescence arising from changes in the market demands or service output of the assets. The Target Group also performs annual reviews on whether the assumptions made on useful lives continue to be valid.

5. TURNOVER AND OTHER INCOME AND GAINS

	Period from 15th January 2003 (date of incorporation of CL Holdings Limited) to 31st December	Year ended 31st December		Eleven months ended 30th November	
	2003	2004	2005	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (unaudited)	*HK$'000*
Turnover					
Sales of food, beverage, cigarette and others	41,897	74,936	98,001	88,430	98,592
Service charges	3,845	6,450	7,803	7,059	8,388
Delivery charges income	–	32	–	–	–
Gross rental income	–	6	–	102	61
	45,742	81,424	105,804	95,591	107,041
Other income and gains					
Marketing service income	–	120	–	–	–
Management fee income	–	52	381	381	635
Interest income	1	1	68	40	157
Sundry income	251	259	931	1,010	839
Loan waived by a director of SEL	–	972	–	–	–
Exchange gain	–	–	–	–	5
Amortisation of negative goodwill arising on acquisition of subsidiaries	4,542	521	–	–	–
Profit on disposal of property, plant and equipment and prepaid land lease payments	–	–	–	–	5,370
Write-back of provision against interest in associates	–	–	2,242	–	–
	4,794	1,925	3,622	1,431	7,006

6. FINANCE COSTS

	Period from 15th January 2003 (date of incorporation of CL Holdings Limited) to 31st December 2003	Year ended 31st December 2004	Year ended 31st December 2005	Eleven months ended 30th November 2005	Eleven months ended 30th November 2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (unaudited)	*HK$'000*
Interest on bank overdraft	–	2	–	–	–
Interest on bank loans	54	81	132	92	214
Interest on other loan	–	150	–	–	–
Interest on loan from a shareholder of the ultimate holding company of SEL	11	–	–	–	16
Interest on obligations under finance leases	2	5	8	7	1
	67	238	140	99	231

7. PROFIT BEFORE TAXATION

Profit before taxation is stated after charging:

	Period from 15th January 2003 (date of incorporation of CL Holdings Limited) to 31st December	Year ended 31st December		Eleven months ended 30th November	
	2003	2004	2005	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (unaudited)	*HK$'000*
Staff salaries and allowances	15,150	29,120	36,796	33,730	42,653
Mandatory provident fund contribution	643	1,295	1,633	1,498	1,634
Depreciation					
– owned assets	2,842	4,891	5,567	5,071	4,801
– assets under finance leases	48	48	48	44	44
Amortisation on prepaid land lease payments	1	1	1	1	21
Auditors' remuneration	90	126	139	127	117
Donations	–	132	42	–	–
Inventory costs	9,373	15,348	20,210	18,209	21,176
Operating lease rental charges					
– rented premises	6,192	11,385	16,083	10,961	18,005
(including contingent rent)	1,988	2,189	772	772	47
– equipment	11	17	59	52	58
Bad debts written off	33	–	–	–	–
Property, plant and equipment written off	29	–	4	4	29
Provision against interest in associates of SEL	3,140	920	–	–	–
Write-off of interest in an associate of SEL	–	2,883	–	–	–
Provision against investment securities	596	–	–	–	–
Impairment loss on goodwill	–	–	–	–	1,933

8. TAX EXPENSE

a) Tax expense in the consolidated income statements represents:

	Period from 15th January 2003 (date of incorporation of CL Holdings Limited) to 31st December	Year ended 31st December		Eleven months ended 30th November	
	2003	2004	2005	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (unaudited)	*HK$'000*
Hong Kong profits tax	478	1,410	1,334	1,037	1,078
Deferred taxation *(note 17)*	243	(250)	(250)	(130)	(79)
	721	1,160	1,084	907	999

b) Provision for Hong Kong profits tax has been made at 17.5% on the estimated assessable profits for the relevant period.

c) Tax recoverable stated in the balance sheet represented the excess of provisional profits tax paid over the estimated tax liabilities.

d) Tax expense can be reconciled to the profit before taxation at the statutory income tax rate as follows:

	Period from 15th January 2003 (date of incorporation of CL Holdings Limited) to 31st December 2003 HK$'000	Year ended 31st December 2004 HK$'000	Year ended 31st December 2005 HK$'000	Eleven months ended 30th November 2005 HK$'000 (unaudited)	Eleven months ended 30th November 2006 HK$'000
Profit before Taxation	2,674	3,512	9,419	5,899	7,584
Tax at the statutory income tax rate of 17.5%	468	614	1,648	1,032	1,327
Tax effect of share of results of associates	–	–	(51)	(62)	(141)
Tax effect of non-taxable income	(795)	(589)	(404)	(9)	(992)
Tax effect of non-deductible expenses	997	1,036	5	6	515
Tax effect of temporary differences not recognised	(10)	104	389	340	196
Tax effect of utilisation of tax losses not recognised in previous years	–	(212)	(546)	(457)	(353)
Tax effect of unrecognised tax losses	268	191	44	58	422
Others	(207)	16	(1)	(1)	25
Tax expense	721	1,160	1,084	907	999

9. DIVIDEND

No dividend has been paid or declared by the Target Company since its incorporation.

The dividend payable by CL Holdings Limited, the then holding company of the companies comprising the Target Group to its then shareholders during the Relevant Periods and for the eleven months ended 30th November, 2006 were as follows:

	Period from 15th January 2003 (date of incorporation of CL Holdings Limited) to 31st December 2003 HK$'000	Year ended 31st December 2004 HK$'000	Year ended 31st December 2005 HK$'000	Eleven months ended 30th November 2005 HK$'000 (unaudited)	Eleven months ended 30th November 2006 HK$'000
CL Holdings Limited	–	–	7,200	–	–

10. PROPERTY, PLANT AND EQUIPMENT

	Leasehold buildings held in Hong Kong on long lease	Leasehold buildings held in Hong Kong on medium-term lease	Leasehold improvements	Furniture and fixtures	Office equipment	Plant and equipment	Kitchen and bar equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Additions	791	648	2,005	2,008	206	567	3,042	246	9,513
Acquisition of subsidiaries	–	–	874	1,180	279	874	1,275	130	4,612
Depreciation	(32)	(26)	(608)	(692)	(114)	(321)	(956)	(141)	(2,890)
Written-off	–	–	(29)	–	–	–	–	–	(29)
Net book value at 31.12.2003	759	622	2,242	2,496	371	1,120	3,361	235	11,206
At 31.12.2003									
Cost	791	648	2,540	3,188	485	1,441	4,317	376	13,786
Accumulated depreciation	(32)	(26)	(298)	(692)	(114)	(321)	(956)	(141)	(2,580)
Net book value	759	622	2,242	2,496	371	1,120	3,361	235	11,206
Net book value at 1.1.2004	759	622	2,242	2,496	371	1,120	3,361	235	11,206
Additions	–	–	3,245	1,217	278	1,584	2,261	3	8,588
Depreciation	(32)	(26)	(1,464)	(1,013)	(190)	(677)	(1,434)	(103)	(4,939)
Net book value at 31.12.2004	727	596	4,023	2,700	459	2,027	4,188	135	14,855
At 31.12.2004									
Cost	791	648	5,785	4,405	763	3,025	6,578	379	22,374
Accumulated depreciation	(64)	(52)	(1,762)	(1,705)	(304)	(998)	(2,390)	(244)	(7,519)
Net book value	727	596	4,023	2,700	459	2,027	4,188	135	14,855
Net book value at 1.1.2005	727	596	4,023	2,700	459	2,027	4,188	135	14,855
Additions	–	–	123	514	264	178	543	–	1,622
Depreciation	(31)	(26)	(1,937)	(1,075)	(226)	(712)	(1,515)	(93)	(5,615)
Written-off	–	–	–	–	–	–	–	(4)	(4)
Net book value at 31.12.2005	696	570	2,209	2,139	497	1,493	3,216	38	10,858
At 31.12.2005									
Cost	791	648	5,908	4,919	1,027	3,203	7,121	344	23,961
Accumulated depreciation	(95)	(78)	(3,699)	(2,780)	(530)	(1,710)	(3,905)	(306)	(13,103)
Net book value	696	570	2,209	2,139	497	1,493	3,216	38	10,858

	Leasehold buildings held in Hong Kong on long lease HK$'000	Leasehold buildings held in Hong Kong on medium-term lease HK$'000	Leasehold improvements HK$'000	Furniture and fixtures HK$'000	Office equipment HK$'000	Plant and equipment HK$'000	Kitchen and bar equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Net book value at 1.1.2006	696	570	2,209	2,139	497	1,493	3,216	38	10,858
Acquisition of subsidiaries	–	–	381	378	231	133	257	–	1,380
Additions	–	2,630	2,687	2,840	967	1,226	1,979	41	12,370
Depreciation	–	(96)	(812)	(1,307)	(294)	(759)	(1,535)	(42)	(4,845)
Disposal/written-off	(696)	(570)	(30)	(108)	(15)	(44)	(539)	–	(2,002)
Net book value at 30.11.2006	–	2,534	4,435	3,942	1,386	2,049	3,378	37	17,761
At 30.11.2006									
Cost	–	2,630	8,987	8,260	2,292	4,588	8,452	385	35,594
Accumulated depreciation	–	(96)	(4,552)	(4,318)	(906)	(2,539)	(5,074)	(348)	(17,833)
Net book value	–	2,534	4,435	3,942	1,386	2,049	3,378	37	17,761
Net book value of assets held under finance leases included above:									
At 30.11.2006	–	–	–	–	–	–	127	–	127
At 31.12.2005	–	–	–	–	–	–	–	16	16
At 31.12.2004	–	–	–	–	–	–	–	64	64
At 31.12.2003	–	–	–	–	–	–	–	112	112

Note

i) At 30th November, 2006, the Target Group had pledged its leasehold buildings with aggregate net book value of HK$2,534,000 (2005: HK$1,266,000, 2004: HK$1,323,000, 2003: HK$1,381,000) and certain property, plant and equipment to secure the Target Group's general banking facilities.

ii) The total cost of property, plant and equipment written-off/disposal of during the period ended 30th November, 2006 was HK$3,338,000 (2005: HK$35,000, 2004: HK$Nil, 2003: HK$339,000).

11. PREPAID LAND LEASE PAYMENTS

	HK$'000
Addition	500
Amortisation	(1)
Net book value at 31.12.2003	499
At 31.12.2003	
Cost	500
Accumulated amortisation	(1)
Net book value	499
Net book value at 1.1.2004	499
Amortisation	(1)
Net book value at 31.12.2004	498
At 31.12.2004	
Cost	500
Accumulated amortisation	(2)
Net book value	498
Net book value at 1.1.2005	498
Amortisation	(1)
Net book value at 31.12.2005	497
At 31.12.2005	
Cost	500
Accumulated amortisation	(3)
Net book value	497
Net book value at 1.1.2006	497
Addition	992
Disposal	(497)
Amortisation	(21)
Net book value at 30.11.2006	971
At 30.11.2006	
Cost	992
Accumulated amortisation	(21)
Net book value	971

Note:

i)

	As at 31st December			As at 30th November
	2003	2004	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Leasehold land in Hong Kong				
Long lease	492	492	491	–
Medium-term lease	7	6	6	971
	499	498	497	971
Analysed for reporting purposes as				
Non-current portion	498	497	496	950
Current portion	1	1	1	21
	499	498	497	971

ii) At 30th November, 2006, the Target Group had pledged its leasehold land with aggregate net book value of HK$971,000 (2005: HK$497,000, 2004: HK$498,000, 2003: HK$499,000) to secure the Target Group's general banking facilities.

12. SUBSIDIARY

	As at 30th November 2006
	HK$'000
Unlisted shares, at cost	390

Details of the subsidiaries of SEL are disclosed in Section A above.

13. ASSOCIATES

	As at 31st December			As at 30th November
	2003	2004	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Unlisted shares, at cost	–	965	1,467	501
Share of post- acquisition profits less losses	–	–	292	474
Provision for loss *(note)*	(133)	–	–	–
	(133)	965	1,759	975
Amounts due from associates	3,131	2,408	4,409	487
Less: Provision *(note)*	(3,131)	(2,986)	(744)	–
	–	(578)	3,665	487
	(133)	387	5,424	1,462

Amounts due from associates are unsecured, interest free and have no fixed terms of repayment.

Note: In 2003 the Target Group agreed to provide continued financial support to an associate, Marson Consultants Limited and accordingly, the entire operating loss of HK$3,264,000 of this associate had been provided in the financial statements for the period ended 31st December, 2003.

Details of the associates are as follows:

Name of associate	Place of incorporation	Percentage of issued ordinary shares held — As at 31st December 2003	2004	2005	As at 30th November 2006	Principal activity
Stormy's Restaurant Pte. Limited	Singapore	20%	–	–	–	Restaurant
Eastech Limited	Hong Kong	#	49.23%	49.23%	*	Restaurant
Marson Consultants Limited	Hong Kong	40%	40%	40%	*	Restaurant
Orchid International Limited	Hong Kong	–	–	50%	50%	Restaurant

\# The Target Group held 17.48% of issued ordinary shares of Eastech Limited as at 31st December, 2003 and was classified under investment securities in the consolidated balance sheets.

* Eastech Limited and Marson Consultants Limited became subsidiaries of the Target Group on 31st October, 2006.

Summary financial information on associates

	Assets *HK$'000*	Liabilities *HK$'000*	Equity *HK$'000*	Revenues *HK$'000*	Profit/(loss) *HK$'000*
2003					
100 per cent	2,327	6,937	(4,610)	4,998	(780)
Target Group's effective interest	667	2,324	(1,657)	1,359	(249)
2004					
100 per cent	1,591	5,290	(3,699)	6,108	(2,696)
Target Group's effective interest	698	2,183	(1,485)	2,616	(1,330)
2005					
100 per cent	4,336	6,178	(1,842)	10,202	1,414
Target Group's effective interest	2,033	2,710	(678)	4,524	585
2006					
100 per cent	2,417	1,363	1,054	6,593	1,147
Target Group's effective interest	1,208	681	527	3,297	573

14. INVESTMENT SECURITIES

	HK$'000
Unlisted shares, at cost	966
Amount due from investee company	820
	1,786
Less: Provision	(596)
Balance at 31st December, 2003	1,190

Amount due from investee company was unsecured, non-interest bearing and had no fixed terms of repayment.

15. GOODWILL

	As at 31st December			As at 30th November
	2003	2004	2005	2006
	HK$'000	HK$'000	HK$'000	HK$'000
Arising on acquisition of subsidiaries during the year	–	–	–	1,933
Impairment loss	–	–	–	(1,933)
	–	–	–	–

Due to the substantial operating losses sustained by the subsidiaries acquired by the Target Group during the period, the sole director considered that the carrying amount of goodwill attributable to those subsidiaries of HK$1,933,000 at 30th November, 2006 was fully impaired. According an impairment of goodwill of HK$1,933,000 was charged to the consolidated income statement.

16. NEGATIVE GOODWILL

	HK$'000
Arising on acquisition of subsidiaries	6,625
Credited to income statement during the period	(4,542)
Net book value at 31st December, 2003	2,083
Net book value at 1st January, 2004	2,083
Credited to income statement during the year	(521)
Net book value at 31st December, 2004	1,562
Net book value at 1st January, 2005 as originally stated	1,562
Derecognised upon the adoption of HKFRS 3	(1,562)
Net book value at 1st January 2005, as restated and 31st December, 2005	–

All negative goodwill arising on acquisition prior to 1st January, 2005 was derecognised as a result of the adoption of HKFRS 3 on 1st January, 2005.

17. DEFERRED TAXATION

The components of deferred tax liabilities and assets recognised by the Target Group and movements during the relevant period are as follows:

	Accelerated/ (decelerated) tax depreciation	Tax losses	Total
	HK$'000	*HK$'000*	*HK$'000*
Charged/(credited) to income statement and balance at 31st December, 2003	259	(16)	243
Charged/(credited) to income statement	(266)	16	(250)
Balance at 31st December, 2004	(7)	–	(7)
Credited to income statement	(250)	–	(250)
Balance at 31st December, 2005	(257)	–	(257)
Credited to income statement	(79)	–	(79)
Balance at 30th November, 2006	(336)	–	(336)

	As at 31st December			As at 30th November
	2003	2004	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Deferred tax liabilities	319	92	–	–
Deferred tax assets	(76)	(99)	(257)	(336)
	243	(7)	(257)	(336)

At 30th November, 2006, the Target Group has unused tax losses of HK$8,502,000 (2005: HK$1,999,000, 2004: HK$4,668,000, 2003: HK$2,998,000) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$3,312,000 (2005: HK$584,000, 2004: HK$2,597,000, 2003: HK$1,469,000) of such losses. No deferred tax asset has been recognised in respect of the remaining HK$5,190,000 (2005: HK$1,415,000, 2004: HK$2,071,000, 2003: HK$1,529,000) due to unpredictability of future profit streams.

The tax losses do not expire under the current tax legislation.

18. INVENTORIES

Inventories comprise:

	As at 31st December			As at 30th November
	2003	2004	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Food, beverage, cigarette and other merchandise stated at cost	1,516	1,913	2,586	3,103

19. ACCOUNTS RECEIVABLE

The Target Group adopts a flexible credit policy in line with prevailing marketing strategy. The credit periods granted to customers ranged from 30 days to 90 days on average. The following is an aged analysis of trade debtors:

		As at 31st December		As at 30th November
	2003	2004	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade debtors				
0-30 days	730	1,686	1,222	763
31-60 days	22	18	105	23
61-90 days	1	9	17	45
over 90 days	7	6	3	24
	760	1,719	1,347	855
Other receivables	57	559	206	232
	817	2,278	1,553	1,087

20. AMOUNT DUE FROM RELATED COMPANIES OF SEL

This account represents non-trade advances which are unsecured, interest free and have no fixed terms of repayment.

21. AMOUNT DUE FROM SOLE DIRECTOR OF SEL

Information disclosed pursuant to section 161B of the Companies Ordinance:

Name of borrower:	Mr. Christopher James Lenz
Position:	Director of Target Company
Lender:	CL Holdings Limited
Terms of advances:	
– Terms of repayment	Not specified
– Interest rate	None
– Security	None
Balances of advances:	
At 30.11.2006	HK$Nil
At 31.12.2005	HK$341,000
At 31.12.2004	HK$Nil
At 31.12.2003	HK$Nil
Maximum balance outstanding during the relevant period	HK$341,000

22. CASH AND BANK BALANCES

Cash at banks earns interest at floating rates based on daily bank deposit rates.

23. AMOUNTS DUE TO ULTIMATE HOLDING COMPANY OF SEL/AN ASSOCIATE OF SEL/ RELATED COMPANIES OF SEL/SOLE DIRECTOR OF SEL

These represent interest-free advances which are unsecured and have no fixed terms of repayment.

24. AMOUNT DUE TO SHAREHOLDERS OF THE ULTIMATE HOLDING COMPANY OF SEL

These represent advances which are unsecured and have no fixed terms of repayment.

	As at 31st December			As at 30th November
	2003	2004	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Interest-bearing portion	328	–	–	700
Non-interest bearing portion	5,880	5,850	5,000	5,000
	6,208	5,850	5,000	5,700

Interest-bearing portion carries interest at 5% to 6.5% per annum.

25. ACCOUNTS PAYABLE

The following is an aged analysis of trade creditors

	As at 31st December			As at 30th November
	2003	2004	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade creditors				
0-30 days	3,177	4,910	4,236	7,216
31-60 days	–	15	6	61
61-90 days	–	23	12	14
over 90 days	2	12	11	49
	3,179	4,960	4,265	7,340

26. OBLIGATIONS UNDER FINANCE LEASES

	As at 31st December						As at 30th November	
	2003		2004		2005		2006	
	Minimum lease payment	Present value of minimum lease payments	Minimum lease payment	Present value of minimum lease payments	Minimum lease payment	Present value of minimum lease payments	Minimum lease payment	Present value of minimum lease payments
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Amounts payable within one year	65	60	65	60	44	43	78	78
Amounts payable in the second to fifth years, inclusive	109	100	44	40	–	–	18	18
Total minimum lease payments	174	160	109	100	44	43	96	96
Future finance charges	(14)		(9)		(1)		–	
Present value of minimum lease payment	160		100		43		96	
Current portion of obligations under finance leases		60		60		43		78
Non-current portion of obligations under finance leases		100		40		–		18

It is the Target Group's policy to lease coffee machines under finance leases. The lease term is two years. The leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

27. BANK BORROWINGS

	As at 31st December			As at 30th November
	2003	2004	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bank borrowings comprise:				
Bank loans				
– secured	2,449	555	1,081	2,520
– unsecured	–	639	1,508	2,200
	2,449	1,194	2,589	4,720

The maturity of the bank loans is as follows:

	As at 31st December			As at 30th November
	2003	2004	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
On demand or within a period not exceeding one year	1,894	1,046	2,450	2,603
Within a period of more than one year but not exceeding two years	408	148	139	203
Within a period of more than two years but not exceeding five years	147	–	–	608
Within a period of more than five years	–	–	–	1,306
	555	148	139	2,117
	2,449	1,194	2,589	4,720

28. SHARE CAPITAL

	As at 31st December			As at 30th November
	2003	2004	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Authorised:				
50,000 shares of US$1 each	390	390	390	390
Issued and fully paid:				
100 shares of US$1 each	1	1	1	1

29. MERGER RESERVE

The Target Group's merger reserve represents the excess value of the shares acquired over the consideration paid by the Target Company under the group restructuring.

30. PLEDGE OF ASSETS

The Target Group's leasehold land and buildings together with plant and equipment have been pledged to banks to secure general banking facilities granted to the Target Group to the extent of HK$4,000,000 (2005: HK$3,870,000, 2004: HK$2,320,000, 2003: HK$2,820,000).

31. DIRECTORS' REMUNERATION

Details of the emoluments paid to the sole director, Mr. Christopher James Lenz, during the relevant period are as follows:

	Fees	Salaries, allowances and benefits in kinds	Discretionary bonuses	Retirement scheme contributions	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
For the period from 15th January, 2003 to 31st December, 2003	–	1,293	–	46	1,339
Year ended 31st December, 2004	–	1,585	–	102	1,687
Year ended 31st December, 2005	–	1,757	–	108	1,865
Eleven months ended 30th November, 2005 (unaudited)	–	1,675	–	99	1,774
Eleven months ended 30th November, 2006	–	1,945	4,244	99	6,288

There were no amounts paid during the relevant period to the sole director in connection with his retirement from employment or compensation for loss of office with the Target Group, or inducement to join. There was no arrangement under which the sole director waived or agreed to waive any remuneration during the relevant period.

32. INDIVIDUALS WITH HIGHEST EMOLUMENTS

Of the five individuals with the highest emoluments, the emoluments of the sole director are disclosed in note 31. The aggregate of the emoluments of the remaining individuals are as follows:

	Period from 15th January, 2003 (date of incorporation of CL Holdings Limited) to 31st December,	Year ended 31st December		Eleven months ended 30th November	
	2003	2004	2005	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (unaudited)	*HK$'000*
Salaries, allowances and benefits in kind	2,099	2,663	2,632	2,403	3,190
Retirement scheme contributions	72	96	100	92	97
	2,171	2,759	2,732	2,495	3,287

The number of employees who were not directors during the relevant period and who were amongst the five highest paid employees of the Target Group fall within the following band, was set out below:

	Period from 15th January, 2003 (date of incorporation of CL Holdings Limited) to 31st December, 2003	Year ended 31st December		Eleven months ended 30th November	
	2003	2004	2005	2005 (unaudited)	2006
HK$Nil to HK$1,000,000	4	4	4	4	4

No emoluments were paid or payable to these employees as an inducement to join or upon joining the Target Group or as compensation for loss of office during the relevant period.

33. RELATED PARTY TRANSACTIONS

a) The details of the balances with associates of SEL, related companies of SEL, sole director of SEL and shareholders of the ultimate holding company of SEL are as follows:

	As at 31st December			As at 30th November
	2003	2004	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Amounts due from associates of SEL				
– Marson Consultants Limited	1,337	1,845	3,727	–
– Stormy's Restaurant Pte.Limited	1,794	–	–	–
– Eastech Limited	–	563	114	–
– Orchid International Limited	–	–	568	487
Amounts due from related companies of SEL				
– Eastrend Corporation Limited	–	–	–	5
– Sarton Limited	–	–	–	263
Amount due from sole director of SEL				
– Mr. Christopher James Lenz	–	–	341	–
Amount due to ultimate holding company of SEL				
– Sinochina Pacific Limited	(389)	(389)	(389)	(267)
Amount due to an associate of SEL				
– Eastech Limited	–	–	(216)	–
Amounts due to related companies of SEL				
– Bradford Global Incorporation Limited	(1,222)	–	–	–
– Cardiff Enterprise Limited	(349)	(111)	–	–
Amount due to sole director of SEL				
– Mr. Christopher James Lenz	(1,629)	(2,279)	–	–
Amounts due to shareholders of the ultimate holding company of SEL				
– Mr. Ravi Mohandas	(1,348)	(850)	–	–
– Ms. Rosalind Blud	(1,020)	–	–	–
– Asset Finance Limited	(3,030)	(5,000)	(5,000)	(5,000)
– Mr. Sunil Gidumal	(510)	–	–	(700)
– Mr. Angelo Michael McDonnell	(300)	–	–	–

b) The Target Group's sole director, Mr. Christopher James Lenz, has executed a guarantee in favour of a bank to secure general banking facilities granted to the Target Group to the extent of HK$1,000,000 (2005: HK$1,000,000, 2004: HK$1,000,000, 2003: HK$1,000,000).

c) The Target Group received management fee income of HK$635,000 (2005: HK$381,000, 2004: HK$52,000, 2003: HK$Nil) from an associate, Orchid International Limited. The fee was determined on normal commercial terms.

d) A loan of HK$972,000 had been waived by the Target Group's sole director, Mr. Christopher James Lenz, during the year ended 31st December, 2004.

e) The Target Group paid finance consultancy fee of HK$389,000 (2005: HK$400,000, 2004: HK$198,000, 2003: HK$Nil) to a shareholder of the ultimate holding company of SEL, Asset Finance Limited. The fee was determined on normal commercial terms.

f) Interests on loan of HK$11,000 and HK$16,000 were payable by the Target Company to Mr. Ravi Mohandas and Mr. Sunil Gidumal respectively (shareholders of the ultimate holding company of SEL) during the periods ended 31st December, 2003 and 30th November, 2006 respectively.

g) The Target Group's interest in an associate, Stormy's Restaurant Pte. Limited, amounting to HK$2,883,000 had been written off during the year ended 31st December, 2004.

h) The Target Group's key management personnel only includes the sole director, the details of emoluments paid to this sole director is disclosed in note 31.

34. OPERATING LEASE ARRANGEMENTS

At the balance sheet date, the Target Group had total future commitments for minimum lease rental payments under non-cancellable operating leases falling due as follows:

	As at 31st December			As at 30th November
	2003	2004	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Rented premises:				
Within one year	6,132	8,192	11,958	19,740
In the second to fifth years, inclusive	10,640	11,602	14,322	28,330
	16,772	19,794	26,280	48,070
Equipment:				
Within one year	–	–	75	86
In the second to fifth years, inclusive	–	–	27	149
	–	–	102	235
	16,772	19,794	26,382	48,305

Leases are negotiated for terms ranging from two to six years. Most of the leases are fixed monthly rental. Monthly rental payments for certain leases are based on percentage of the monthly gross sales of the restaurants operated by the Target Group or fixed rental for that month, whichever is the greater. Monthly rental payment of one restaurant operated by the Target Group is based on percentage on gross sale of that restaurant.

35. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

Acquisition of subsidiaries

	Eleven months ended 30th November, 2006 *HK$'000*
Net liabilities acquired as at the date of acquisition and the goodwill arising were as follows:	
Property, plant and equipment	1,381
Circulatory inventories	123
Inventories	120
Accounts receivable	81
Deposits	409
Prepayments	57
Accounts payable	(4,523)
Accrued expenses	(121)
	(2,473)
Goodwill on acquisition	1,933
Satisfied by cash and the net inflow of cash and cash equivalents in respect of the acquisition of subsidiaries	(540)

The subsidiaries acquired on 31st October, 2006 contributed HK$1,457,000 to the Target Group's turnover and loss of HK$52,000 to the consolidated profit after tax for the eleven months ended 30th November, 2006.

	Period from 15th January, 2003 to 31st December, 2003 *HK$'000*
Net assets acquired as at the date of acquisition and the negative goodwill arising were as follows:	
Property, plant and equipment	4,612
Associates	1,671
Circulatory inventories	327
Inventories	595
Deposits	1,596
Amount due from related companies	6,445
Accounts receivable and prepayments	1,753
Amount due to related companies	(2,957)
Accounts payable and accrued expenses	(8,352)
Provision for taxation	(1,200)
	4,490
Negative goodwill on acquisition	(6,625)
Satisfied by cash and the net inflow of cash and cash equivalents in respect of the acquisition of subsidiaries	(2,135)

The subsidiaries acquired on 2nd April, 2003 contributed HK$31,892,000 to the Target Group's turnover and profit HK$4,500,000 to the consolidated profit after tax for the period from 15th January, 2003 to 31st December, 2003.

36. NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ACCOUNTING PERIOD ENDED 30TH NOVEMBER, 2006

HKFRSs that have been issued but are not yet effective for the period include the following HKFRSs which may be relevant to the Target Group's operations and financial statements.

	Effective for accounting periods beginning on or after
HKFRS 7 Financial instruments: disclosures	1st January, 2007
Amendments to HKAS 1 Presentation of financial statements: capital disclosures	1st January, 2007
HK(IFRIC) 8 Scope of HKFRS 2	1st May, 2006
HK(IFRIC) 10 Interim financial reporting and impairment	1st November, 2006

Initial assessment has indicated that the adoption of these HKFRSs would not have a significant impact on the Target Group's financial statements in the year of initial application. The Target Group will be continuing with the assessment of the impact of these HKFRSs and other significant changes may be identified as a result.

C. SUBSEQUENT EVENTS

There were no material subsequent events that occurred after 30th November, 2006 to the date of this report.

D. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by the Target Group in respect of any period subsequent to 30th November, 2006.

Yours faithfully,
Li, Tang, Chen & Co.
Certified Public Accountants (Practising)
Hong Kong

(B) MANAGEMENT DISCUSSION AND ANALYSIS ON SEL GROUP

For the eleven months ended 30 November 2006

The SEL Group's capital structure as of 30 November 2006 consisted of shareholders' equity of approximately HK$19,609,000 and borrowings of approximately HK$4,816,000. The SEL Group has been financing its operations through shareholders' funds and internally generated cashflow.

The sales for the first eleven months of 2006 amounted to approximately HK$107,041,000, representing an increase of about 12% from the corresponding period of 2005. While the gross profit for the first eleven months of 2006 amounted to approximately HK$85,865,000, representing an increase of about 11% from the corresponding period of 2005. While the profit before tax and after tax for the first eleven months of 2006 amount to approximately HK$7,584,000 and HK$6,585,000, representing a rise of about 29% and 32% respectively from the corresponding period of 2005. The growth of turnover and gross profits are attributable to the success of business strategies of capturing market share and cost control. The SEL Group generated positive cash flow from operations of approximately HK$4,829,000 for the eleven months ended 30 November 2006. The SEL Group had about 306 employees as at the Latest Practicable Date.

For the year ended 31 December 2005

The SEL Group's capital structure as of 31 December 2005 consisted of shareholder's equity of approximately HK$20,224,000 and borrowings of approximately HK$2,632,000.

The SEL Group enjoyed sales growth of 30% during the year ended 31 December 2005 to approximately HK$105,804,000 as compared to the year ended 31 December 2004. Gross profits in 2005 improved by 30% to approximately HK$85,594,000. The profit before taxation in 2005 increased by 168% to approximately HK$9,419,000 and the profit after taxation increased by 254% to approximately HK$8,335,000 as compared to the year ended 31 December 2004.

Total staff costs for the year ended 31 December 2005 amounted to approximately HK$38,429,000, which represented an increase of approximately 26% as compared to the year ended 31 December 2004.

The SEL Group generated positive cash flow from operations of approximately HK$7,562,000 for the year ended 31 December 2005.

For the year ended 31 December 2004

The SEL Group's capital structure as of 31 December 2004 consisted of shareholder's equity of approximately HK$10,327,000 and borrowings of approximately HK$1,294,000.

The SEL Group enjoyed sales growth of 78% during the year ended 31 December 2004 to approximately HK$81,424,000 as compared to the year ended 31 December 2003. Gross profits in 2004 improved by 82% to approximately HK$66,076,000. The 2004 profit before taxation increased by 31% to approximately HK$3,512,000 while profit after taxation increased by 20% to approximately HK$2,352,000 as compared to the year ended 31 December 2003.

Staff costs for the year ended 31 December 2004 amounted to approximately HK$30,415,000.

The SEL Group generated positive cash flow from operations of approximately HK$10,620,000 for the year ended 31 December 2004.

For the period from 15 January 2003 (date of incorporation) to 31 December 2003

The SEL Group's capital structure as of 31 December 2003 consisted of shareholder's equity of approximately HK$1,664,000 and borrowings of approximately HK$2,609,000.

The SEL Group recorded sales of approximately HK$45,742,000, gross profits of approximately HK$36,369,000 for the period from 15 January 2003 (date of incorporation) to 31 December 2003. The profit before taxation and the profit after taxation for the same period amounted to approximately HK$2,674,000 and approximately HK$1,953,000 respectively.

Total staff costs for the period from 15 January 2003 (date of incorporation) to 31 December 2003 amounted to approximately HK$15,793,000.

The SEL Group generated positive cash flow from operations of approximately HK$12,565,000 for the period from 15 January 2003 (date of incorporation) to 31 December 2003.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this circular with regard to the Company and confirm, having made all reasonable enquiries and that to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

i. Directors' and chief executives' interests in securities

As at the Latest Practicable Date, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which had been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(a) Interests in the Company – Shares (long position)

Name of Directors	Capacity	Number of Shares Personal interests	Family interests	Total	Approximate percentage of interest (%)
CHOW Yei Ching	Beneficial owner	150,356,359*	–	150,356,359	53.97
KUOK Hoi Sang	Beneficial owner	98,216	–	98,216	0.04
FUNG Pak Kwan	Beneficial owner	93,479	–	93,479	0.03
TAM Kwok Wing	Beneficial owner	169,015	32,473	201,488	0.07
KAN Ka Hon	Beneficial owner	29,040	–	29,040	0.01
HO Chung Leung	Beneficial owner	40,000	–	40,000	0.01

* *Dr. CHOW Yei Ching ("Dr. Chow") beneficially owned 150,356,359 Shares, representing approximately 53.97% of the issued share capital of the Company. These shares in the Company were same as those shares disclosed in the section "Substantial Shareholders' interests in securities" below.*

(b) Interests in associated corporation – shares (long position)

Name of directors	Associated corporation	Capacity	Number of ordinary shares: Personal interests	Corporate interests	Family interests	Total	Approximate percentage of interest (%)
CHOW Yei Ching	CiTL	Beneficial owner and interest of controlled corporation	6,815,854	107,822,933*	–	114,638,787	60.29
KUOK Hoi Sang	CiTL	Beneficial owner	2,400,000	–	–	2,400,000	1.26
FUNG Pak Kwan	CiTL	Beneficial owner	2,580,000	–	–	2,580,000	1.36
TAM Kwok Wing	CiTL	Beneficial owner	400,000	–	10,400	410,400	0.22
KAN Ka Hon	CiTL	Beneficial owner	451,200	–	–	451,200	0.24

* *Dr. Chow had notified CiTL that under the SFO, he was deemed to be interested in 107,822,933 shares in CiTL which were all held by the Company as Dr. Chow beneficially owned 150,356,359 Shares, representing approximately 53.97% of the issued share capital of the Company.*

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors and the chief executives of the Company, no other person had interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO); or were required, pursuant to S352 of the SFO, to be recorded in the register referred to therein; or were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

ii. Substantial Shareholders' interests in securities

As at the Latest Practicable Date, so far as was known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which had been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

Substantial Shareholders	Capacity	Number of Shares held	Number of underlying Shares held (under equity derivatives of the Company)	Approximate percentage of interest (%)
CHOW Yei Ching	Beneficial owner	150,356,359(L)	–	53.97(L)
MIYAKAWA Michiko	Beneficial owner	150,356,359(L) *(Note 1)*	–	53.97(L)
The Goldman Sachs Group, Inc.	Interest of controlled corporation	–	30,685,081(L) 5,998,025(S) *(Note 2)*	11.01(L) 2.15(S)
Goldman Sachs (UK) L.L.C.	Interest of controlled corporation	–	27,683,193(L) 5,998,025(S) *(Note 3)*	9.94(L) 2.15(S)
Goldman Sachs Group Holdings (U.K.)	Interest of controlled corporation	–	27,683,193(L) 5,998,025(S) *(Note 3)*	9.94(L) 2.15(S)
Goldman Sachs Holdings (U.K.)	Interest of controlled corporation	–	27,683,193(L) 5,998,025(S) *(Note 3)*	9.94(L) 2.15(S)
Goldman Sachs International	Beneficial owner	–	27,683,193(L) 5,998,025(S) *(Note 3)*	9.94(L) 2.15(S)
The Goldman, Sachs & Co. L.L.C.	Interest of controlled corporation	3,001,888(L) *(Note 4)*	–	1.08(L)
Goldman Sachs & Co	Beneficial owner	3,001,888(L) *(Note 4)*	–	1.08(L)

Notes:

(1) Under Part XV of the SFO, Ms. Miyakawa Michiko, the spouse of Dr. Chow, is deemed to be interested in the same parcel of 150,356,359 Shares held by Dr. Chow.

(2) The Goldman Sachs Group, Inc. is taken to have an interest in the 3,001,888 Shares held by Goldman Sachs & Co and the 21,685,168 Shares that would be held by Goldman Sachs International upon full conversion of the Convertible Bonds (as defined below) held by

Goldman Sachs International. The Convertible Bonds are issued by the Company to Goldman Sachs International on 26th July, 2006. Goldman Sachs & Co and Goldman Sachs International are both wholly-owned subsidiaries of The Goldman Sachs Group, Inc.

(3) Goldman Sachs (UK) L.L.C., Goldman Sachs Group Holdings (U.K.) and Goldman Sachs Holdings (U.K.) are taken to be interested in the 21,685,168 Shares that would be held by Goldman Sachs International upon full conversion of the Convertible Bonds. Goldman Sachs International is 99% owned by Goldman Sachs Holdings (U.K.) and 100% held by Goldman Sachs Group Holdings (U.K.) and Goldman Sachs (UK) L.L.C.

(4) The Goldman, Sachs & Co. L.L.C. is taken to be interested in the 3,001,888 Shares held by Goldman Sachs & Co. Goldman Sachs & Co is owned as to 99.8% by The Goldman Sachs Group, Inc. and the remaining 0.2% by The Goldman, Sachs & Co. L.L.C. (which is a wholly-owned subsidiary of The Goldman Sachs Group, Inc.).

The letter "L" denotes a long position and the letter "S" denotes a short position.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors and the chief executives of the Company, no other person had interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who were, directly or indirectly, beneficially interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group or in any options in respect of such capital.

3. LITIGATION

As at the Latest Practicable Date, none of the members of the Enlarged Group was engaged in any litigation, arbitration of material importance or claim of material importance pending or threatened against any member of the Enlarged Group.

4. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors had an interest in any business constituting a competing business to the Group.

5. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors had entered, or were proposing to enter, into any service contract with the Company or its subsidiaries which is not expiring or may not be terminated by the Company within a year without payment of any compensation (other than statutory compensation).

6. EXPERT AND CONSENT

Li, Tang, Chen & Co, a firm of certified public accountants, has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and the reference to its name in the form and context in which it appears.

As at the Latest Practicable Date, Li, Tang, Chen & Co did not have any shareholding in the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in the Group, nor did it have any interest, direct or indirect, in any assets which had, since 31 March 2006, being the date to which the latest published audited consolidated financial statements of the Group were made up, been acquired or disposed of by or leased to the Group, or were proposed to be acquired or disposed of by or leased to the Group.

7. MISCELLANEOUS

(a) The qualified accountant of the Company is Mr. Ho Chung Leung, *FCCA*. He is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

(b) The secretary of the Company is Mr. Kan Ka Hon, *FCCA*. He is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

(c) The registered office of the Company is situated at Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda and its principal place of business is situated at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong.

(d) The Hong Kong branch share registrars and transfer office of the Company is Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(e) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

於最後實際可行日期，李湯陳會計師事務所並無擁有本集團任何股權或任何可認購或提名他人認購本集團證券的權利(無論可依法執行與否)；亦自二零零六年三月三十一日(即編製本集團最近期刊發之經審核綜合財務報表日期)以來，於本集團所購入、出售或租賃或擬購入、出售或租賃之任何資產概無擁有或曾經擁有任何直接及間接權益。

7. 一般事項

(a) 本公司之合資格會計師為何宗樑先生，FCCA，彼為英國特許公認會計師公會資深會員及香港會計師公會會員。

(b) 本公司之公司秘書為簡嘉翰先生，FCCA，彼為英國特許公認會計師公會資深會員及香港會計師公會會員。

(c) 本公司的註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda。本公司之總辦事處及主要營業地點位於香港九龍灣宏開道八號其士商業中心二十二樓。

(d) 本公司之香港股份登記及過戶分處標準証券登記有限公司，地址為香港皇后大道東二十八號金鐘匯中心二十六樓。

(e) 本通函中英文版本如出現歧異，概以英文本為準。

股份之權益。Goldman Sachs & Co及Goldman Sachs International均為The Goldman Sachs Group, Inc.的全資附屬公司。

(3) Goldman Sachs International持有21,685,168股可換股債券。Goldman Sachs (UK) L.L.C.、Goldman Sachs Group Holdings (U.K.)及Goldman Sachs Holdings (U.K.)被視為持有該等股份之權益。Goldman Sachs Holdings (U.K.)持有Goldman Sachs International 99%股權；而Goldman Sachs Group Holdings (U.K.)及Goldman Sachs (UK) L.L.C.持有Goldman Sachs International 100%股權。

(4) Goldman Sachs & Co持有3,001,888股股份；而The Goldman, Sachs & Co. L.L.C.被視為持有該等股份。The Goldman Sachs Group, Inc.及The Goldman, Sachs & Co. L.L.C.分別持有Goldman Sachs & Co 99.8%及0.2%。The Goldman, Sachs & Co. L.L.C.為The Goldman Sachs Group, Inc.的全資附屬公司。

「L」表示好倉。「S」表示短倉。

除上文所披露者外，於最後實際可行日期，就董事及本公司主要行政人員所知，概無任何其他人士於本公司或其任何相聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉，或直接或間接持有任何類別股本（附有權利在任何情況下可於經擴大後集團任何成員公司之股東大會上投票之股本）或擁有可認購該股本之任何購股權面值百分之十或以上權益。

3. 訴訟

於最後實際可行日期，據董事所知，經擴大後集團各成員公司並無牽涉任何重大訴訟或仲裁；經擴大後集團任何成員公司並無任何尚未了結或面臨威脅的重大訴訟或索償事件。

4. 董事之競爭權益

於最後實際可行日期，董事概無從事任何與本集團業務構成競爭的業務。

5. 董事之服務合約

於最後實際可行日期，董事概無與本公司或其任何附屬公司訂立或擬訂立任何服務合約，而不會於一年內屆滿或可由本公司於一年內予以終止而毋須支付賠償（法定賠償除外）的合約。

6. 專家及同意書

李湯陳會計師事務所為執業會計師，已就本通函之刊行發出同意書，表示同意按本通函所載之形式及涵義轉載其函件及引述其名稱，且迄今並無撤回同意書。

ii. 主要股東之證券權益

於最後實際可行日期，就董事及本公司主要行政人員所知，下列人士或法團於本公司或其任何相聯公司（定義見證券及期貨條例第XV部）之股份、相關股份或債券中所擁有已根據證券及期貨條例第XV部第2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益及短倉如下：

主要股東	身份	持股數量	持相關股份數量（本公司衍生股份）	權益概約百分比 *(%)*
周亦卿	實益擁有人	150,356,359(L)	–	53.97(L)
宮川美智子	實益擁有人	150,356,359(L) *(附註1)*	–	53.97(L)
The Goldman Sachs Group, Inc.	受控制公司之權益	–	30,685,081(L) 5,998,025(S) *(附註2)*	11.01(L) 2.15(S)
Goldman Sachs (UK) L.L.C.	受控制公司之權益	–	27,683,193(L) 5,998,025(S) *(附註3)*	9.94(L) 2.15(S)
Goldman Sachs Group Holdings (U.K.)	受控制公司之權益	–	27,683,193(L) 5,998,025(S) *(附註3)*	9.94(L) 2.15(S)
Goldman Sachs Holdings (U.K.)	受控制公司之權益	–	27,683,193(L) 5,998,025(S) *(附註3)*	9.94(L) 2.15(S)
Goldman Sachs International	實益擁有人	–	27,683,193(L) 5,998,025(S) *(附註3)*	9.94(L) 2.15(S)
The Goldman, Sachs & Co. L.L.C.	受控制公司之權益	3,001,888(L) *(附註4)*	–	1.08(L)
Goldman Sachs & Co	實益擁有人	3,001,888(L) *(附註4)*	–	1.08(L)

附註：

(1) 根據證券及期貨條例第XV部，周博士之配偶宮川美智子女士被視為擁有該等由周博士持有之150,356,359股股份。

(2) Goldman Sachs & Co持有3,001,888股股份及Goldman Sachs International持有21,685,168股可換股債券（見下文所述）。本公司於二零零六年七月二十六日發行該可換股債券予Goldman Sachs International。The Goldman Sachs Group, Inc.被視為持有該等

（乙）相聯公司權益－股份（好倉）

董事名稱	相聯公司	身份	個人權益	普通股股份數目 公司權益	家族權益	總數	權益概約 百分比 (%)
周亦卿	其士科技	實益擁有人及受控制公司之權益	6,815,854	107,822,933*	–	114,638,787	60.29
郭海生	其士科技	實益擁有人	2,400,000	–	–	2,400,000	1.26
馮伯坤	其士科技	實益擁有人	2,580,000	–	–	2,580,000	1.36
譚國榮	其士科技	實益擁有人	400,000	–	10,400	410,400	0.22
簡嘉翰	其士科技	實益擁有人	451,200	–	–	451,200	0.24

* *周博士實益持有150,356,359股份，佔本公司已發行股份約53.97%。根據證券及期貨條例，周博士被視為擁有本公司持有之其士科技股份107,822,933股之權益，周博士並已就此向其士科技作出知會。*

除上文所披露者外，於最後實際可行日期，就董事及本公司主要行政人員所知，概無其他人士於本公司或其任何相聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉（包括彼等根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉），或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

1. 責任聲明

本通函乃遵照上市規則提供有關本公司之資料。董事願就本通函所載有關本公司的資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函中所表達之意見乃經審慎周詳考慮後始行作出，且並無遺漏任何其他事實，致令本通函所載之任何內容產生誤導。

2. 權益之披露

i. 董事及主要行政人員之證券權益

於最後實際可行日期，董事及本公司主要行政人員於本公司或其相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉(包括彼等根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉)，或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據標準守則須知會本公司及聯交所之權益及短倉如下：

(甲)本公司權益－股份(好倉)

董事名稱	身份	股份數目 個人權益	股份數目 家族權益	總數	權益概約 百分比 (%)
周亦卿	實益擁有人	150,356,359*	–	150,356,359	53.97
郭海生	實益擁有人	98,216	–	98,216	0.04
馮伯坤	實益擁有人	93,479	–	93,479	0.03
譚國榮	實益擁有人	169,015	32,473	201,488	0.07
簡嘉翰	實益擁有人	29,040	–	29,040	0.01
何宗樑	實益擁有人	40,000	–	40,000	0.01

* *周亦卿博士(「周博士」)實益持有150,356,359股份，佔本公司已發行股份約53.97%。該等股份與下段「主要股東之證券權益」所述之股份相同。*

截至二零零四年十二月三十一日止年度，SEL集團銷售額與截至二零零三年十二月三十一日止年度相比增長78%，達到約港幣81,424,000元。二零零四年毛利增幅為82%，達到約港幣66,076,000元。與截至二零零三年十二月三十一日止年度比較，二零零四年除稅前溢利增加31%至約港幣3,512,000元，而除稅後溢利增加20%至約港幣2,352,000元。

截至二零零四年十二月三十一日止年度，員工成本額約為港幣30,415,000元。

SEL集團於截至二零零四年十二月三十一日止年度從業務上產生之正現金流量約為港幣10,620,000元。

自二零零三年一月十五日(註冊成立日期)起至二零零三年十二月三十一日止期間

SEL集團於二零零三年十二月三十一日之資本結構包括股東權益約港幣1,664,000元及借貸約港幣2,609,000元。

SEL集團於自二零零三年一月十五日(註冊成立日期)起至二零零三年十二月三十一日止期間錄得銷售額約港幣45,742,000元及毛利約港幣36,369,000元。同期之除稅前溢利及除稅後溢利分別達到約港幣2,674,000元及約港幣1,953,000元。

自二零零三年一月十五日(註冊成立日期)起至二零零三年十二月三十一日止期間之員工成本總額約為港幣15,793,000元。

SEL集團於自二零零三年一月十五日(註冊成立日期)起至二零零三年十二月三十一日止期間從業務上產生之正現金流量約為港幣12,565,000元。

(B) SEL集團管理層討論及分析

截至二零零六年十一月三十日止十一個月

於二零零六年十一月三十日，SEL集團之資本結構包括股東權益約港幣19,609,000元及借貸約港幣4,816,000元。SEL集團營運資金來自股東資金及內部現金。

二零零六年前十一個月之銷售額約為港幣107,041,000元，較二零零五年同期上升約12%。二零零六年前十一個月之毛利約為港幣85,865,000元，較二零零五年同期上升約11%。二零零六年前十一個月之除稅前及除稅後溢利約為港幣7,584,000元及港幣6,585,000元，較二零零五年同期分別上升約29%及32%。通過成功的業務策略以爭取市場佔有率及成本控制，因此令營業額及毛利有所增長。SEL集團於截至二零零六年十一月三十日止十一個月從業務上產生之正現金流量約為港幣4,829,000元。於最後實際可行日期，SEL集團僱用員工約306人。

截至二零零五年十二月三十一日止年度

SEL集團於二零零五年十二月三十一日之資本結構包括股東權益約港幣20,224,000元及借貸約港幣2,632,000元。

SEL集團於二零零五年十二月三十一日止年度之銷售額較截至二零零四年十二月三十一日止年度增長30%，達到約港幣105,804,000元。二零零五年毛利增長30%至約港幣85,594,000元。較之截至二零零四年十二月三十一日止年度，二零零五年除稅前溢利上升168%至約港幣9,419,000元，除稅後溢利上升254%至約港幣8,335,000元。

截至二零零五年十二月三十一日止年度之員工成本總額約為港幣38,429,000元，較截至二零零四年十二月三十一日止年度增加約26%。

SEL集團於截至二零零五年十二月三十一日止年度從業務上產生之正現金流量約為港幣7,562,000元。

截至二零零四年十二月三十一日止年度

SEL集團於二零零四年十二月三十一日之資本結構包括股東權益約港幣10,327,000元及借貸約港幣1,294,000元。

於二零零三年四月二日收購之附屬公司為目標集團之營業額貢獻港幣31,892,000元，並對自二零零三年一月十五日至二零零三年十二月三十一日止期間之綜合除稅後溢利帶來溢利港幣4,500,000元。

36. 已頒佈但未於截至二零零六年十一月三十日止會計期間生效之新準則及詮釋

已頒佈但於期內尚未生效之香港財務報告準則包括以下可能與目標集團之業務及財務報表有關之香港財務報告準則：

	於以下日期或之後開始之會計期間生效
香港財務報告準則第7號：金融工具：披露	二零零七年一月一日
香港會計準則第1號修訂本：財務報表之呈列：資本披露	二零零七年一月一日
香港（國際財務報告詮釋委員會）－詮釋第8號：香港財務報告準則第2號之範圍	二零零六年五月一日
香港（國際財務報告詮釋委員會）－詮釋第10號：中期財務報告及減值	二零零六年十一月一日

初步評估顯示採納該等香港財務報告準則不會對目標集團首次應用年度的財務報表有重大影響。目標集團將繼續評估該等香港財務報告準則及其他就此識別的重大變動的影響。

C. 結算日後事項

二零零六年十一月三十日之後至本報告日期，概無出現任何重大結算日後事項。

D. 結算日後財務報表

目標集團並無就二零零六年十一月三十日後之任何期間編製經審核財務報表。

此　致

其士科技控股有限公司
列位董事　台照

李湯陳會計師事務所
香港執業會計師
謹啟

二零零七年二月七日

35. 綜合現金流動表附註

收購附屬公司

	截至二零零六年十一月三十日止十一個月 港幣千元
於收購日期收購之負債淨額及所產生之商譽如下：	
物業、廠房及設備	1,381
流通存貨	123
存貨	120
應收帳款	81
按金	409
預付款項	57
應付帳款	(4,523)
應計費用	(121)
	(2,473)
收購產生之商譽	1,933
以現金及有關收購附屬公司之現金及現金等值流入淨額支付	(540)

於二零零六年十月三十一日收購之附屬公司為目標集團之營業額貢獻港幣1,457,000元，並對截至二零零六年十一月三十日止十一個月之綜合除稅後溢利帶來虧損港幣52,000元。

	自二零零三年一月十五日至二零零三年十二月三十一日止期間 港幣千元
於收購日期收購之資產淨值及所產生之負商譽如下：	
物業、廠房及設備	4,612
聯營公司	1,671
流通存貨	327
存貨	595
按金	1,596
應收關連公司款項	6,445
應收帳款及預付款項	1,753
應付關連公司款項	(2,957)
應付帳款及應計費用	(8,352)
稅項撥備	(1,200)
	4,490
收購產生之負商譽	(6,625)
以現金及有關收購附屬公司之現金及現金等值流入淨額支付	(2,135)

b) 目標集團之唯一董事Christopher James Lenz先生已簽訂以一間銀行為收益人之擔保，以取得授予目標集團最高為港幣1,000,000元(二零零五年：港幣1,000,000元；二零零四年：港幣1,000,000元；二零零三年：港幣1,000,000元)之一般銀行信貸。

c) 目標集團向一間聯營公司傲志國際有限公司收取管理費收入港幣635,000元(二零零五年：港幣381,000元；二零零四年：港幣52,000元；二零零三年：港幣零元)。此費用乃按正常商業條款釐定。

d) 目標集團之唯一董事Christopher James Lenz先生於截至二零零四年十二月三十一日止年度內已放棄港幣972,000元之貸款。

e) 目標集團向SEL最終控股公司之股東Asset Finance Limited支付財務顧問費港幣389,000元(二零零五年：港幣400,000元；二零零四年：港幣198,000元；二零零三年：港幣零元)。此費用乃按正常商業條款釐定。

f) 於截至二零零三年十二月三十一日止期間及截至二零零六年十一月三十日止期間內，目標公司應分別向Ravi Mohandas先生及Sunil Gidumal先生(SEL最終控股公司之股東)支付貸款利息港幣11,000元及港幣16,000元。

g) 目標公司於一間聯營公司Stormy's Restaurant Pte. Limited之權益為港幣2,883,000元，已於截至二零零四年十二月三十一日止年度內撤銷。

h) 目標集團之主要管理人員僅包括唯一董事，已付該名唯一董事之酬金之詳情披露於附註31。

34. 經營租賃安排

於結算日，目標集團根據不可撤銷經營租約之未來最低應付租金總額於下列期間到期：

	於十二月三十一日			於二零零六年
	二零零三年	二零零四年	二零零五年	十一月三十日
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
租賃物業：				
一年內	6,132	8,192	11,958	19,740
第二至第五年(包括首尾兩年)	10,640	11,602	14,322	28,330
	16,772	19,794	26,280	48,070
設備：				
一年內	–	–	75	86
第二至第五年(包括首尾兩年)	–	–	27	149
	–	–	102	235
	16,772	19,794	26,382	48,305

租約之議定年期介乎兩年至六年不等。大部分租約為固定月租。若干租約之每月租金乃以目標集團經營之餐廳之每月總銷售額之百分比或該月固定租金(以較高者為準)計算。目標集團所經營之一間餐廳之每月租金乃根據該餐廳之總銷售額百分比計算。

33. 有關連人士交易

a) 與SEL聯營公司、SEL關連公司、SEL唯一董事及SEL最終控股公司股東之結餘詳情如下：

	於十二月三十一日			於二零零六年
	二零零三年	二零零四年	二零零五年	十一月三十日
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
應收SEL聯營公司款項				
－茂信顧問有限公司	1,337	1,845	3,727	–
－Stormy's Restaurant Pte. Limited	1,794	–	–	–
－東達有限公司	–	563	114	–
－傲志國際有限公司	–	–	568	487
應收SEL關連公司款項				
－Eastrend Corporation Limited	–	–	–	5
－Sarton Limited	–	–	–	263
應收SEL唯一董事款項				
－Christopher James Lenz先生	–	–	341	–
應付SEL最終控股公司款項				
－Sinochina Pacific Limited	(389)	(389)	(389)	(267)
應付SEL一間聯營公司款項				
－東達有限公司	–	–	(216)	–
應付SEL關連公司款項				
－Bradford Global Incorporation Limited	(1,222)	–	–	–
－Cardiff Enterprise Limited	(349)	(111)	–	–
應付SEL唯一董事款項				
－Christopher James Lenz先生	(1,629)	(2,279)	–	–
應付SEL最終控股公司股東之款項				
－Ravi Mohandas先生	(1,348)	(850)	–	–
－Rosalind Blud女士	(1,020)	–	–	–
－Asset Finance Limited	(3,030)	(5,000)	(5,000)	(5,000)
－Sunil Gidumal先生	(510)	–	–	(700)
－Angelo Michael McDonnell先生	(300)	–	–	–

於相關期間內，目標集團五位非董事最高薪僱員之酬金在下列範圍內：

	自二零零三年一月十五日（CL Holdings Limited註冊成立之日）至二零零三年十二月三十一日止期間	截至十二月三十一日止年度		截至十一月三十日止十一個月	
	二零零三年	二零零四年	二零零五年	二零零五年（未經審核）	二零零六年
港幣零元至港幣1,000,000元	4	4	4	4	4

於相關期間內，並無向該等僱員支付或應付酬金，作為加入目標集團之獎勵或離職補償。

31. 董事酬金

於相關期間支付予唯一董事Christopher James Lenz先生之酬金詳情如下：

	袍金 *港幣千元*	薪金、津貼及實物福利 *港幣千元*	酌情花紅 *港幣千元*	退休計劃供款 *港幣千元*	合計 *港幣千元*
自二零零三年一月十五日至二零零三年十二月三十一日止期間	–	1,293	–	46	1,339
截至二零零四年十二月三十一日止年度	–	1,585	–	102	1,687
截至二零零五年十二月三十一日止年度	–	1,757	–	108	1,865
截至二零零五年十一月三十日止十一個月（未經審核）	–	1,675	–	99	1,774
截至二零零六年十一月三十日止十一個月	–	1,945	4,244	99	6,288

於相關期間內，目標集團並無向唯一董事支付任何與其退任職務有關的款項或離職補償或任何加盟獎勵。唯一董事亦無在相關期間內根據任何安排放棄或同意放棄任何酬金。

32. 最高薪人士

在五位最高薪人士中，唯一董事之薪酬披露於附註31內。餘下人士之酬金總額如下：

	自二零零三年一月十五日（CL Holdings Limited註冊成立之日）至二零零三年十二月三十一日止期間	截至十二月三十一日止年度		截至十一月三十日止十一個月	
		二零零四年	二零零五年	二零零五年	二零零六年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元* （未經審核）	*港幣千元*
薪金、津貼及實物福利	2,099	2,663	2,632	2,403	3,190
退休計劃供款	72	96	100	92	97
	2,171	2,759	2,732	2,495	3,287

銀行貸款之到期日如下：

	於十二月三十一日 二零零三年 港幣千元	二零零四年 港幣千元	二零零五年 港幣千元	於二零零六年十一月三十日 港幣千元
應要求或一年以內	1,894	1,046	2,450	2,603
一年後但不超過兩年內	408	148	139	203
兩年後但不超過五年內	147	–	–	608
五年後	–	–	–	1,306
	555	148	139	2,117
	2,449	1,194	2,589	4,720

28. 股本

	於十二月三十一日 二零零三年 港幣千元	二零零四年 港幣千元	二零零五年 港幣千元	於二零零六年十一月三十日 港幣千元
法定：				
50,000股每股面值1美元之股份	390	390	390	390
已發行及繳足：				
100股每股面值1美元之股份	1	1	1	1

29. 合併儲備

目標集團之合併儲備指所收購股份之價值超過目標公司根據集團重組所支付代價之數額。

30. 資產抵押

目標集團之租賃土地及樓宇連同廠房及設備已抵押予銀行，以取得授予目標集團最高為港幣4,000,000元(二零零五年：港幣3,870,000元；二零零四年：港幣2,320,000元；二零零三年：港幣2,820,000元)之一般銀行信貸。

26. 融資租賃承擔

	於十二月三十一日					於十一月三十日		
	二零零三年		二零零四年		二零零五年		二零零六年	
	最低租金	最低租金現值	最低租金	最低租金現值	最低租金	最低租金現值	最低租金	最低租金現值
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
須於一年內支付	65	60	65	60	44	43	78	78
須於第二至第五年支付（包括首尾兩年）	109	100	44	40	–	–	18	18
最低租金總額	174	160	109	100	44	43	96	96
未來融資支出	(14)		(9)		(1)		–	
最低租金之現值	160		100		43		96	
融資租賃承擔之即期部分		60		60		43		78
融資租賃承擔之非即期部分		100		40		–		18

目標集團的政策為根據融資租約租用咖啡機器。租期為兩年。租約按固定還款基準訂立，並無就或然租金訂立任何安排。

27. 銀行貸款

	於十二月三十一日			於二零零六年
	二零零三年	二零零四年	二零零五年	十一月三十日
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
銀行貸款包括：				
銀行貸款				
一有抵押	2,449	555	1,081	2,520
一無抵押	–	639	1,508	2,200
	2,449	1,194	2,589	4,720

22. 現金及銀行結存

存放於銀行之現金按每日銀行間存款利率計算之浮動利率賺取利息。

23. 應付SEL最終控股公司／SEL一間聯營公司／SEL關連公司／SEL唯一董事之款項

該等款項指無抵押及無固定還款期之免息墊款。

24. 應付SEL最終控股公司股東款項

該等款項指無抵押及無固定還款期之墊款。

	於十二月三十一日			於二零零六年
	二零零三年	二零零四年	二零零五年	十一月三十日
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
計息部分	328	–	–	700
不計息部分	5,880	5,850	5,000	5,000
	6,208	5,850	5,000	5,700

計息部分之年利率界乎5%至6.5%。

25. 應付帳款

應付貨款之帳齡分析如下：

	於十二月三十一日			於二零零六年
	二零零三年	二零零四年	二零零五年	十一月三十日
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
應付貨款				
0至30天	3,177	4,910	4,236	7,216
31至60天	–	15	6	61
61至90天	–	23	12	14
超過90天	2	12	11	49
	3,179	4,960	4,265	7,340

19. 應收帳款

根據現行營銷策略，目標集團採納具靈活性之信貸政策。給予客戶之平均信貸期為30至90天不等。應收貨款之帳齡分析如下：

	於十二月三十一日 二零零三年 港幣千元	二零零四年 港幣千元	二零零五年 港幣千元	於二零零六年十一月三十日 港幣千元
應收貨款				
0至30天	730	1,686	1,222	763
31至60天	22	18	105	23
61至90天	1	9	17	45
超過90天	7	6	3	24
	760	1,719	1,347	855
其他應收帳款	57	559	206	232
	817	2,278	1,553	1,087

20. 應收SEL關連公司款項

此帳項指無抵押、免息及無固定還款期之非貿易墊款。

21. 應收SEL唯一董事款項

根據公司條例第161B條所披露之資料：

借款人姓名：	Christopher James Lenz先生
職稱：	目標公司之董事
貸款人：	CL Holdings Limited
墊款之條款：	
－還款期限	未訂明
－利率	無
－抵押	無
墊款之結餘：	
於二零零六年十一月三十日	港幣零元
於二零零五年十二月三十一日	港幣341,000元
於二零零四年十二月三十一日	港幣零元
於二零零三年十二月三十一日	港幣零元
於相關期間最高未償還結餘：	港幣341,000元

17. 遞延稅項

目標集團於相關期間內已確認之遞延稅項負債及資產之成分及其變動如下：

	加速／(減速)稅項折舊 港幣千元	稅項虧損 港幣千元	合計 港幣千元
於收益表內扣除／(計入)及於二零零三年十二月三十一日之結餘	259	(16)	243
於收益表內扣除／(計入)	(266)	16	(250)
於二零零四年十二月三十一日之結餘	(7)	–	(7)
於收益表內計入	(250)	–	(250)
於二零零五年十二月三十一日之結餘	(257)	–	(257)
於收益表內計入	(79)	–	(79)
於二零零六年十一月三十日之結餘	(336)	–	(336)

	於十二月三十一日 二零零三年 港幣千元	二零零四年 港幣千元	二零零五年 港幣千元	於二零零六年十一月三十日 港幣千元
遞延稅項負債	319	92	–	–
遞延稅項資產	(76)	(99)	(257)	(336)
	243	(7)	(257)	(336)

於二零零六年十一月三十日，目標集團擁有未動用稅項虧損港幣8,502,000元(二零零五年：港幣1,999,000元，二零零四年：港幣4,668,000元，二零零三年：港幣2,998,000元)可用作抵銷日後溢利。該等虧損中有港幣3,312,000元(二零零五年：港幣584,000元，二零零四年：港幣2,597,000元，二零零三年：港幣1,469,000元)已確認為遞延稅項資產。由於未能預計日後之溢利，故未就餘下之港幣5,190,000元(二零零五年：港幣1,415,000元，二零零四年：港幣2,071,000元，二零零三年：港幣1,529,000元)確認遞延稅項資產。

根據現行稅法，稅項虧損並無屆滿限期。

18. 存貨

存貨包括：

	於十二月三十一日 二零零三年 港幣千元	二零零四年 港幣千元	二零零五年 港幣千元	於二零零六年十一月三十日 港幣千元
食品、飲料、香煙及其他商品：以成本列值	1,516	1,913	2,586	3,103

14. 證券投資

	港幣千元
非上市證券，以成本列值	966
應收參股公司款項	820
	1,786
減：撥備	(596)
於二零零三年十二月三十一之結餘	1,190

應收參股公司款項乃無抵押、免息且無固定還款期。

15. 商譽

	於十二月三十一日			於二零零六年
	二零零三年	二零零四年	二零零五年	十一月三十日
	港幣千元	港幣千元	港幣千元	港幣千元
年內因收購附屬公司所產生	–	–	–	1,933
減值虧損	–	–	–	(1,933)
	–	–	–	–

由於期內目標集團所收購之附屬公司錄得重大經營虧損，唯一董事認為該等附屬公司於二零零六年十一月三十日所佔商譽之帳面值港幣1,933,000元已全額減值，因此港幣1,933,000元之商譽減值已於綜合收益表中扣除。

16. 負商譽

	港幣千元
因收購附屬公司所產生	6,625
期內計入收益表	(4,542)
於二零零三年十二月三十一日之帳面淨值	2,083
於二零零四年一月一日之帳面淨值	2,083
年內計入收益表	(521)
於二零零四年十二月三十一日之帳面淨值	1,562
於二零零五年一月一日之帳面淨值，按原先列示	1,562
採納香港財務報告準則第3號時解除確認	(1,562)
於二零零五年一月一日(重列)及二零零五年十二月三十一日之帳面淨值	–

由於在二零零五年一月一日採納香港財務報告準則第3號，所有於二零零五年一月一日之前因收購而產生之負商譽均被解除確認。

應收聯營公司款項乃無抵押、免息及無固定還款期。

附註： 於二零零三年，目標集團同意繼續向一間聯營公司茂信顧問有限公司提供財務支持，於截至二零零三年十二月三十一日止期間之財務報表內已對該聯營公司之全部經營虧損港幣3,264,000元作出撥備。

聯營公司之詳情如下：

聯營公司名稱	註冊成立地點	持有已發行普通股百分比 於十二月三十一日 二零零三年	二零零四年	二零零五年	於二零零六年十一月三十日	主營業務
Stormy's Restaurant Pte. Limited	新加坡	20%	–	–	–	餐廳
東達有限公司	香港	#	49.23%	49.23%	*	餐廳
茂信顧問有限公司	香港	40%	40%	40%	*	餐廳
傲志國際有限公司	香港	–	–	50%	50%	餐廳

\# 於二零零三年十二月三十一日，目標集團持有東達有限公司已發行普通股之17.48%，並於綜合資產負債表中分類列為證券投資。

* 東達有限公司及茂信顧問有限公司於二零零六年十月三十一日成為目標集團之附屬公司。

聯營公司之財務資料概要如下：

	資產 *港幣千元*	負債 *港幣千元*	權益 *港幣千元*	收入 *港幣千元*	溢利／(虧損) *港幣千元*
二零零三年					
100%	2,327	6,937	(4,610)	4,998	(780)
目標集團之有效權益	667	2,324	(1,657)	1,359	(249)
二零零四年					
100%	1,591	5,290	(3,699)	6,108	(2,696)
目標集團之有效權益	698	2,183	(1,485)	2,616	(1,330)
二零零五年					
100%	4,336	6,178	(1,842)	10,202	1,414
目標集團之有效權益	2,033	2,710	(678)	4,524	585
二零零六年					
100%	2,417	1,363	1,054	6,593	1,147
目標集團之有效權益	1,208	681	527	3,297	573

附註：

i)

	於十二月三十一日 二零零三年 *港幣千元*	二零零四年 *港幣千元*	二零零五年 *港幣千元*	於二零零六年 十一月三十日 *港幣千元*
於香港之租賃土地				
長期租約	492	492	491	–
中期租約	7	6	6	971
	499	498	497	971
就呈報目的分析為				
非即期部分	498	497	496	950
即期部分	1	1	1	21
	499	498	497	971

ii) 於二零零六年十一月三十日，目標集團已把合共帳面淨值港幣971,000元(二零零五年：港幣497,000元，二零零四年：港幣498,000元，二零零三年：港幣499,000元)之租賃土地抵押，作為目標集團一般銀行信貸之擔保。

12. 附屬公司

	於二零零六年 十一月三十日 *港幣千元*
非上市股份，以成本列值	390

SEL之附屬公司之詳情在上文A節披露。

13. 聯營公司

	於十二月三十一日 二零零三年 *港幣千元*	二零零四年 *港幣千元*	二零零五年 *港幣千元*	於二零零六年 十一月三十日 *港幣千元*
非上市股份， 以成本列值	–	965	1,467	501
分佔收購後溢利減虧損	–	–	292	474
虧損撥備*(附註)*	(133)	–	–	–
	(133)	965	1,759	975
應收聯營公司款項	3,131	2,408	4,409	487
減：撥備*(附註)*	(3,131)	(2,986)	(744)	–
	–	(578)	3,665	487
	(133)	387	5,424	1,462

11. 預付土地租賃款項

	港幣千元
添置	500
攤銷	(1)
於二零零三年十二月三十一日之帳面淨值	499
於二零零三年十二月三十一日	
成本	500
累計攤銷	(1)
帳面淨值	499
於二零零四年一月一日之帳面淨值	499
攤銷	(1)
於二零零四年十二月三十一日帳面淨值	498
於二零零四年十二月三十一日	
成本	500
累計攤銷	(2)
帳面淨值	498
於二零零五年一月一日之帳面淨值	498
攤銷	(1)
於二零零五年十二月三十一日之帳面淨值	497
於二零零五年十二月三十一日	
成本	500
累計攤銷	(3)
帳面淨值	497
於二零零六年一月一日之帳面淨值	497
添置	992
出售	(497)
攤銷	(21)
於二零零六年十一月三十日之帳面淨值	971
於二零零六年十一月三十日	
成本	992
累計攤銷	(21)
帳面淨值	971

	以長期租約在香港持有之租賃樓宇 港幣千元	以中期租約在香港持有之租賃樓宇 港幣千元	租賃裝修 港幣千元	傢俬及裝置 港幣千元	辦公室設備 港幣千元	廠房及設備 港幣千元	廚房及酒吧設備 港幣千元	汽車 港幣千元	合計 港幣千元
於二零零六年一月一日之									
帳面淨值	696	570	2,209	2,139	497	1,493	3,216	38	10,858
收購附屬公司	–	–	381	378	231	133	257	–	1,380
添置	–	2,630	2,687	2,840	967	1,226	1,979	41	12,370
折舊	–	(96)	(812)	(1,307)	(294)	(759)	(1,535)	(42)	(4,845)
出售／撤銷	(696)	(570)	(30)	(108)	(15)	(44)	(539)	–	(2,002)
於二零零六年十一月三十日之帳面淨值	–	2,534	4,435	3,942	1,386	2,049	3,378	37	17,761
於二零零六年十一月三十日									
成本	–	2,630	8,987	8,260	2,292	4,588	8,452	385	35,594
累計折舊	–	(96)	(4,552)	(4,318)	(906)	(2,539)	(5,074)	(348)	(17,833)
帳面淨值	–	2,534	4,435	3,942	1,386	2,049	3,378	37	17,761
以融資租賃持有之資產之帳面淨值（包含於上述之內）：									
於二零零六年十一月三十日	–	–	–	–	–	–	127	–	127
於二零零五年十二月三十一日	–	–	–	–	–	–	–	16	16
於二零零四年十二月三十一日	–	–	–	–	–	–	–	64	64
於二零零三年十二月三十一日	–	–	–	–	–	–	–	112	112

附註

i) 於二零零六年十一月三十日，目標集團已把合共帳面淨值港幣2,534,000元（二零零五年：港幣1,266,000元，二零零四年：港幣1,323,000元，二零零三年：港幣1,381,000元）之租賃樓宇及若干物業、廠房及設備抵押，作為目標集團一般銀行信貸之擔保。

ii) 截至二零零六年十一月三十日止期間，已撤銷／出售之物業、廠房及設備總成本為港幣3,338,000元（二零零五年：港幣35,000元，二零零四年：港幣零元，二零零三年：港幣339,000元）。

10. 物業、廠房及設備

	以長期租約在香港持有之租賃樓宇	以中期租約在香港持有之租賃樓宇	租賃裝修	傢俬及裝置	辦公室設備	廠房及設備	廚房及酒吧設備	汽車	合計
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
添置	791	648	2,005	2,008	206	567	3,042	246	9,513
收購附屬公司	–	–	874	1,180	279	874	1,275	130	4,612
折舊	(32)	(26)	(608)	(692)	(114)	(321)	(956)	(141)	(2,890)
撇銷	–	–	(29)	–	–	–	–	–	(29)
於二零零三年十二月三十一日之帳面淨值	759	622	2,242	2,496	371	1,120	3,361	235	11,206
於二零零三年十二月三十一日									
成本	791	648	2,540	3,188	485	1,441	4,317	376	13,786
累計折舊	(32)	(26)	(298)	(692)	(114)	(321)	(956)	(141)	(2,580)
帳面淨值	759	622	2,242	2,496	371	1,120	3,361	235	11,206
於二零零四年一月一日之帳面淨值	759	622	2,242	2,496	371	1,120	3,361	235	11,206
添置	–	–	3,245	1,217	278	1,584	2,261	3	8,588
折舊	(32)	(26)	(1,464)	(1,013)	(190)	(677)	(1,434)	(103)	(4,939)
於二零零四年十二月三十一日之帳面淨值	727	596	4,023	2,700	459	2,027	4,188	135	14,855
於二零零四年十二月三十一日									
成本	791	648	5,785	4,405	763	3,025	6,578	379	22,374
累計折舊	(64)	(52)	(1,762)	(1,705)	(304)	(998)	(2,390)	(244)	(7,519)
帳面淨值	727	596	4,023	2,700	459	2,027	4,188	135	14,855
於二零零五年一月一日之帳面淨值	727	596	4,023	2,700	459	2,027	4,188	135	14,855
添置	–	–	123	514	264	178	543	–	1,622
折舊	(31)	(26)	(1,937)	(1,075)	(226)	(712)	(1,515)	(93)	(5,615)
撇銷	–	–	–	–	–	–	–	(4)	(4)
於二零零五年十二月三十一日之帳面淨值	696	570	2,209	2,139	497	1,493	3,216	38	10,858
於二零零五年十二月三十一日									
成本	791	648	5,908	4,919	1,027	3,203	7,121	344	23,961
累計折舊	(95)	(78)	(3,699)	(2,780)	(530)	(1,710)	(3,905)	(306)	(13,103)
帳面淨值	696	570	2,209	2,139	497	1,493	3,216	38	10,858

d) 稅項支出與按照法定所得稅率計算之除稅前溢利可對帳如下：

	自二零零三年一月十五日(CL Holdings Limited註冊成立之日)至二零零三年十二月三十一日止期間	截至十二月三十一日止年度		截至十一月三十日止十一個月	
		二零零四年	二零零五年	二零零五年	二零零六年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元* (未經審核)	*港幣千元*
除稅前溢利	2,674	3,512	9,419	5,899	7,584
按法定所得稅率17.5%計算之稅款	468	614	1,648	1,032	1,327
所佔聯營公司業績之稅務影響	–	–	(51)	(62)	(141)
無須課稅收入之稅務影響	(795)	(589)	(404)	(9)	(992)
不可扣稅支出之稅務影響	997	1,036	5	6	515
未確認臨時差額之稅務影響	(10)	104	389	340	196
動用過往年度未確認稅項虧損之稅務影響	–	(212)	(546)	(457)	(353)
未確認稅項虧損之稅務影響	268	191	44	58	422
其他	(207)	16	(1)	(1)	25
稅項支出	721	1,160	1,084	907	999

9. 股息

目標公司自註冊成立以來並無支付或宣派任何股息。

CL Holdings Limited(為組成目標集團之各公司之當時控股公司)應於相關期間及截至二零零六年十一月三十日止十一個月向其當時之股東支付之股息如下：

	自二零零三年一月十五日(CL Holdings Limited註冊成立之日)至二零零三年十二月三十一日止期間	截至十二月三十一日止年度		截至十一月三十日止十一個月	
		二零零四年	二零零五年	二零零五年	二零零六年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元* (未經審核)	*港幣千元*
CL Holdings Limited	–	–	7,200	–	–

8. 稅項支出

a) 綜合收益表中所列之稅項支出代表：

	自二零零三年一月十五日（CL Holdings Limited 註冊成立之日）至二零零三年十二月三十一日止期間	截至十二月三十一日止年度		截至十一月三十日止十一個月	
		二零零四年	二零零五年	二零零五年	二零零六年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*（未經審核）	*港幣千元*
香港利得稅	478	1,410	1,334	1,037	1,078
遞延稅項 *(附註17)*	243	(250)	(250)	(130)	(79)
	721	1,160	1,084	907	999

b) 香港利得稅撥備乃根據相關期間估計應課稅溢利按稅率17.5%而作出。

c) 資產負債表中所列之可收回稅項表示已支付暫繳利得稅超出估計稅項負債之部分。

7. 除稅前溢利

除稅前溢利已扣除以下各項：

	自二零零三年一月十五日(CL Holdings Limited註冊成立之日)至二零零三年十二月三十一日止期間	截至十二月三十一日止年度		截至十一月三十日止十一個月	
		二零零四年	二零零五年	二零零五年	二零零六年
	港幣千元	港幣千元	港幣千元	港幣千元 (未經審核)	港幣千元
員工薪酬及補貼	15,150	29,120	36,796	33,730	42,653
強積金供款	643	1,295	1,633	1,498	1,634
折舊					
－自有資產	2,842	4,891	5,567	5,071	4,801
－融資租賃項下資產	48	48	48	44	44
預付土地租賃款項之攤銷	1	1	1	1	21
核數師酬金	90	126	139	127	117
捐款	—	132	42	—	—
存貨成本	9,373	15,348	20,210	18,209	21,176
經營租賃租金費用					
－租賃物業	6,192	11,385	16,083	10,961	18,005
(包括或然租金)	1,988	2,189	772	772	47
－設備	11	17	59	52	58
壞帳撇銷	33	—	—	—	—
物業、廠房及設備撇銷	29	—	4	4	29
於SEL之聯營公司權益撥備	3,140	920	—	—	—
於SEL之聯營公司權益撇銷	—	2,883	—	—	—
證券投資撥備	596	—	—	—	—
商譽減值虧損	—	—	—	—	1,933

6. 財務費用

	自二零零三年一月十五日（CL Holdings Limited 註冊成立之日）至二零零三年十二月三十一日止期間	截至十二月三十一日止年度		截至十一月三十日止十一個月	
		二零零四年	二零零五年	二零零五年	二零零六年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元* （未經審核）	*港幣千元*
銀行透支利息	–	2	–	–	–
銀行貸款利息	54	81	132	92	214
其他貸款利息	–	150	–	–	–
SEL最終控股公司一名股東之貸款之利息	11	–	–	–	16
融資租賃承擔之利息	2	5	8	7	1
	67	238	140	99	231

資產之預期使用量、損耗程度，以及技術會否因市場需求或營運功率有變而變成過時，從而估計其可用年限。目標集團並會每年作出檢討，以判斷為資產可使用年期所作出之假設是否仍然合理。

5. **營業額及其他收入和收益**

	自二零零三年一月十五日（CL Holdings Limited註冊成立之日）至二零零三年十二月三十一日止期間	截至十二月三十一日止年度		截至十一月三十日止十一個月	
		二零零四年	二零零五年	二零零五年	二零零六年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
				（未經審核）	
營業額					
銷售食品、飲料、香煙及其他	41,897	74,936	98,001	88,430	98,592
服務費用	3,845	6,450	7,803	7,059	8,388
運輸費用收入	–	32	–	–	–
租金收入總額	–	6	–	102	61
	45,742	81,424	105,804	95,591	107,041
其他收入及收益					
營銷服務收入	–	120	–	–	–
管理費收入	–	52	381	381	635
利息收入	1	1	68	40	157
雜項收入	251	259	931	1,010	839
獲SEL一名董事放棄之貸款	–	972	–	–	–
匯兌收益	–	–	–	–	5
收購附屬公司產生之負商譽攤銷	4,542	521	–	–	–
出售物業、廠房及設備之收益及預付土地租賃款項	–	–	–	–	5,370
於聯營公司權益之撥備撥回	–	–	2,242	–	–
	4,794	1,925	3,622	1,431	7,006

	於二零零五年十二月三十一日					於二零零六年十一月三十日				
	實際利率	要求時償還或於不超過一年期間內償還	於一至兩年期間內償還	於兩至五年期間內償還	於超過五年期間內償還	實際利率	要求時償還或於不超過一年期間內償還	於一至兩年期間內償還	於兩至五年期間內償還	於超過五年期間內償還
		港幣千元	*港幣千元*	*港幣千元*	*港幣千元*		*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
非於到期前重定利率之負債之到期日										
來自SEL最終控股公司一名股東之貸款	–	–	–	–	–	6.5%	700	–	–	–
於到期前重定利率之負債之重定日期										
銀行貸款	5.5%-8.75%	2,450	139	–	–	5.75%-9.00%	2,603	203	608	1,306

d)　外匯風險

目標集團並無任何重大外匯風險。所有應收帳款及應付帳款均以港幣列示。

e)　公允值估計

唯一董事認為以下財務資產與負債之帳面值與其公允值並無重大差異：租金及其他按金、應收帳款、應收SEL關連公司及SEL唯一董事款項、預付土地租賃款項、預付款項、現金及銀行結餘、應付SEL最終控股公司款項、應付SEL一間聯營公司款項、應付SEL關連公司及SEL唯一董事款項、應收SEL最終控股公司一名股東之計息貸款、預收款項、應付帳款、應付費用、應付股息、融資租賃承擔及銀行貸款。

4.　主要會計估算及判斷

根據以往經驗及其他因素（包括預期日後在合理情況下相信會出現之事件）對所作之估算和判斷進行持續評估。

目標集團就未來作出估算及假設，而所得出之會計估算難免偏離實際相關業績。下文討論將導致須於下一個財政年度就資產及負債之帳面值進行重大調整之重大風險之估算及假設。

(a)　商譽減值

目標集團最少每年一次決定商譽有否減值，此須估計獲分配商譽之現金產生單位之使用價值。估計使用價值要求目標集團估計現金產生單位之預期未來現金流量，並選出合適之貼現率以計算現金流量之現值。

(b)　物業、廠房及設備之可使用年期

目標集團根據香港會計準則第16號之規定估計物業、廠房及設備之可使用年期，從而判斷所須列帳之折舊支出。目標集團於購入資產之時，根據以往經驗、

3. **財務風險管理目標與政策**

目標集團之主要財務資產及負債包括租金及其他按金、應收帳款、應收SEL關連公司及SEL之唯一董事之款項、預付土地租賃款項、預付款項、現金及銀行結餘、應付SEL最終控股公司、SEL之一間聯營公司、SEL之有關連公司及SEL之唯一董事之款項、應收SEL最終控股公司一名股東之計息貸款、預收款項、應付帳款、應付費用、應付股息、融資租賃承擔及銀行貸款。下文載列與該等金融工具有關之風險及如何減低該等風險之政策。

a) **信貸風險**

目標集團須承受之最大信貸風險為綜合資產負債表所列之各財務資產之帳面值。為了盡量減低風險，目標集團已採用監察程序，確保採取跟進措施收回逾期之債項。流動資金之信貸風險有限，原因是對方均為信譽良好之銀行。

b) **流動資金風險**

審慎之流動資金風險管理意味著維持充足之現金。目標集團旨在透過保持充足之可用流動資金維持資金周轉之靈活性。

c) **利率風險**

目標集團並無重大計息資產。

下表列載計息負債於結算日及直至重定利率日期或到期日期間之實際利率（以較早者為準）：

	於十二月三十一日									
	二零零三年					二零零四年				
	實際利率	要求時償還或於不超過一年期間內償還 港幣千元	於一至兩年期間內償還 港幣千元	於兩至五年期間內償還 港幣千元	於超過五年期間內償還 港幣千元	實際利率	要求時償還或於不超過一年期間內償還 港幣千元	於一至兩年期間內償還 港幣千元	於兩至五年期間內償還 港幣千元	於超過五年期間內償還 港幣千元
非於到期前重定利率之負債之到期日										
來自SEL最終控股公司一名股東之貸款	–	–	–	–	–	5%	328	–	–	–
於到期前重定利率之負債之重定日期										
銀行貸款	2.75%-6%	1,894	408	147	–	4%-6.375%	1,046	148	–	–

t)　**有關連人士：**

就本財務報表而言，倘目標集團有能力直接或間接控制某方或對該方之財務及經營決策施以重大影響，或倘該方有能力直接或間接控制目標集團或對目標集團之財務及經營決策施以重大影響；或目標集團與該名人士受到共同控制或共同之重大影響，則該方被視為與目標集團相關連。有關連人士可為個人(即主要管理人員之成員、主要股東及／或彼等之直系親屬)或其他實體，包括受到目標集團之有關連人士(倘該等方為個人)重大影響之實體以及目標集團或為目標集團有關連人士之任何實體之僱員可從中受益之僱用後福利計劃。

u)　**退休福利計劃**

界定供款退休福利計劃及強制性公積金計劃之支付款項於到期時作為支出扣除。

v)　**撥備及或然事項：**

當因過往事件產生現有債項(不論是合法或推定之債項)，而償還該債項可能導致包含經濟利益之資源流出，而且能可靠估計該債項之金額，則會提撥準備。撥備金額會定期審閱及調整，以反映現有之最佳估計。倘金額時間值之影響為重大，撥備之金額為償還債項預期所需開支之現值。

或然負債為因過往事件引起而可能出現之負債，其存在與否將只可由一項或多項不能完全由目標集團控制之不確定事件之發生或不發生決定。或然負債亦可以為由過往事件引起但因經濟資源流出可能性極低而未予確認或金額未能可靠地計量之現有負債。

或然負債並無予以確認，但於財務報表之附註中披露。當資源流出可能性改變致使有流出之可能時，其將會確認為撥備。

w)　**分部報告：**

業務分部指從事提供產品或服務之一組資產及業務，而該組資產及業務之風險及回報有別於其他業務分部。地區分部乃在某一特定經濟環境下從事提供產品或服務，而該分部之風險及回報有別於在其他經濟環境經營之分部。

目標集團之營業額及經營業績主要來自餐飲業務。因此，並無提供業務分部分析。此外，目標集團之資產及負債以及其營運地點主要位於香港，因此並無呈列地區分部分析。

x)　**股息：**

董事建議之末期股息須於資產負債表內之資本及儲備部分列為保留溢利獨立分配，直至在股東大會上獲得股東批准為止。當這些股息獲得股東批准宣派時，即須確認為負債。

q)　**借貸成本：**

借貸成本於產生期間在收益表內確認為支出。

r)　**税項：**

所得税開支指即期應付税項與遞延税項總和。

即期應付税項根據年內應課税溢利計算。因為應課税溢利不包括其他年度之應課税收入或可扣減開支並進一步扣除了毋須課税或不可扣減項目，故不同於收益表內所呈報之溢利。目標公司之即期税項負債採用於結算日已頒佈或已實質頒佈之税率計算。

遞延税項按財務報表內資產及負債帳面金額與計算應課税溢利所採用之相應税基之差額確認，並採用資產負債表負債法列帳。所有應課税臨時差額一般均確認為遞延税項負債，而於可能存在可扣減臨時差額相抵銷之應課税溢利時則確認遞延税項資產。

於各結算日對遞延税項資產之帳面金額進行檢討，倘不再可能存在足夠應課税溢利使該項資產可獲全部或部分收回則將其調低。

遞延税項乃按預期適用於結清負債或變現資產之期間之税率計算。遞延税項自收益表內扣除或計入收益表，惟倘與直接自權益內扣除或計入權益之項目有關，遞延税項亦在權益內處理。

s)　**租賃：**

將資產所有權除法定業權以外之實質全部回報及風險轉嫁予目標集團之租賃作為融資租賃列帳。融資租賃開始時，已租賃資產之成本按最低租賃款項之現值作資本化，並在扣除利息部分後與債務一同入帳，以反映購買與融資。根據資本化融資租賃持有之資產列入物業、廠房及設備，並於租期與資產之估計可使用年限兩者中之較短期間折舊。該等租賃之財務成本自收益表內扣除，以提供租期內之固定定期扣除比率。

出租人實際保留資產所有權之全部回報及風險之租賃作為經營租賃列帳。若目標集團為出租人，則目標集團根據經營租賃出租之資產列入非流動資產，而根據經營租賃應收之租金則於租期內按直線基準計入收益表。若目標集團為承租人，則根據經營租賃應付之租金於減去收自出租人之任何獎勵後於有關租期內按直線基準自收益表內扣除。

預付土地租賃款項最初按成本列帳，其後於租期內按直線基準攤銷。倘租賃款項不能可靠地在土地與樓宇部分之間進行分配，則全部租賃款項作為融資租賃列入物業成本。

l)　減值：

於各結算日，目標集團檢討其有形資產之帳面金額，以確定是否存在任何跡象表明該等資產已出現減值虧損。倘估計某項資產之可收回金額低於其帳面金額，則該項資產之帳面金額減至其可收回金額。減值虧損即時確認為支出。

倘其後撥回減值虧損，則資產之帳面金額增至對其可收回金額經修訂後之估計，但增加後的帳面值不會超出假設於過往年度並無確認資產減值而應有的帳面值。減值虧損撥回即時確認為收入。

m)　應收款項：

應收帳款最初按公允值確認，之後採用實際利率法按已攤銷成本減減值撥備計量，惟貼現影響並不重大時則按成本減減值虧損呈列。倘存在客觀證據表明目標集團不能按應收款項之原定條款收取全部應收款額，則就應收貿易帳款及其他應收款項作出減值撥備。撥備數額乃資產之帳面金額與估計未來現金流按實際利率貼現之現值之差額。撥備數額於收益表內確認。

n)　現金及現金等值：

就綜合現金流動表而言，現金及現金等值包括庫存現金及活期存款以及可迅速轉換為已知金額、所承受價值變動風險並不重大且到期日較短，一般為自購買時起為期三個月之短期高流動性投資，並減去須於要求時償還並構成目標集團之現金管理之一個組成部分之銀行透支。

o)　應付款項：

應付帳款最初按公允值計量，於最初確認後則按已攤銷成本計量，惟並無訂明利率且貼現影響並不重大之短期應付帳款須按原定發票金額計量。

p)　收入確認：

i)　食品、飲料、香煙及其他銷售於向客戶交付貨品時確認。

ii)　服務費收入於提供服務時確認。

iii)　運費收入於提供服務時確認。

iv)　經營租賃之租金收入於租期內按直線基準計入收益表。

v)　市場推廣服務及管理費收入於提供服務時確認。

vi)　利息收入經參考未償還本金以適用實際利率根據時間長短按比例累計。

產生之商譽而言，已獲分配商譽之現金產生單位於該財政年度結束前進行減值測試。倘現金產生單位之可收回金額低於該單位之帳面金額，則首先分配減值虧損以減少分配予該單位之任何商譽之帳面金額，然後根據該單位內各項資產之帳面金額按比例向該單位內之其他資產分配減值虧損。商譽之任何減值虧損直接於收益表內確認。商譽之減值虧損於往後期間不予撥回。

於其後出售附屬公司或聯營公司時，釐定出售之損益金額須計入已資本化之商譽之應佔金額。

先前已與綜合儲備抵銷之商譽

於二零零一年採納會計實務準則第30號「業務合併」之前，因收購產生之商譽乃於收購當年與綜合儲備相抵銷。採納香港財務報告準則第3號後，在與商譽相關之業務被全部或部分出售之情況下或與商譽相關之現金產生單位出現減值時，該等商譽仍與綜合儲備抵銷，而不於損益帳內確認。

i) 收購方於被收購方之可識別資產、負債及或然負債之公允淨值權益超出成本之金額(「收購折讓」)

因收購附屬公司或聯營公司(協議日期為二零零五年一月一日或之後)而產生之收購折讓指被收購方之可識別資產、負債及或然負債超出業務合併成本之公允淨值之金額。收購折讓即時於損益帳內確認。因收購聯營公司(採用權益法列帳)而產生之收購折讓於釐定投資者應佔聯營公司在該投資項目被收購期間之業績時列作收入。

於二零零五年一月一日前期間，因收購產生之負商譽(目標集團於被收購方之可識別資產、負債及或然負債之公允淨值權益超出成本之金額)作為資產扣減額呈列，並根據對相關差額產生之情況分析轉撥至收入。根據香港財務報告準則第3號之有關過渡條文，目標集團於二零零五年一月一日終止確認所有負商譽。因此，已對未分配溢利作出港幣1,562,000元之調整。

j) 流通存貨：

流通存貨包括玻璃製品、陶器、炊具及員工制服等需經常更換且為了以令人滿意之水準經營業務乃屬必需之資產。該等資產之最初購買已作資本化，而其後之更換將於作出時在收益表內沖銷。由於該等資產需持續更換，按照標準餐廳會計實務，並無就該等資產作出折舊撥備。

k) 存貨：

存貨以成本與可變現淨值兩者中較低者呈列。成本包括採用先進先出法計算之購買成本。可變現淨值乃經參考於結算日後在正常業務過程中所銷售產品之銷售所得款項或管理層根據現行市況所作估計之後釐定。

e)　**附屬公司：**

附屬公司為目標公司直接或間接控制其超過一半投票權或持有其超過一半已發行股本或控制其董事會組成之公司。當目標公司有權直接或間接管治該企業之財務及營運政策以自其業務獲益，則視為控制存在。

f)　**聯營公司：**

聯營公司指目標集團對其有重大影響但並無其控制權之所有實體，一般附有介乎20%至50%投票權之股權。

聯營公司之業績以及資產及負債採用權益會計法併入本財務報表。根據權益法，於聯營公司投資乃按成本值於綜合資產負債表列帳；並於收購後，目標集團應佔聯營公司溢利或虧損及權益變動(扣除任何已識別減值虧損)作出調整。倘目標集團應佔聯營公司虧損相等於或超出其於該聯營公司之權益，目標集團會終止確認其應佔之進一步虧損。僅於目標集團須承擔法律或推定義務或代表該聯營公司支付款項時，方就額外應佔虧損作出撥備並確認負債。

目標集團與聯營公司進行交易時，溢利及虧損按目標集團於有關聯營公司之權益予以對銷。

g)　**投資證券：**

於二零零五年一月一日前，目標集團將其於非上市股份之投資歸類為投資證券。

投資證券乃按成本減任何已識別減值虧損列帳之非上市股份。

於結算日對個別投資之帳面金額進行檢討，以評估公允值是否已低於帳面金額。倘發生非臨時性下跌，該等證券之帳面金額將減至其公允值。減少數額於收益表內確認為支出。

自二零零五年一月一日起，目標集團將其投資分為下列類別：按公允值列入損益帳之財務資產、貸款及應收帳款、持至到期投資及可供出售財務資產。分類乃依收購投資項目之目的而作出。管理層於最初確認時釐定其投資之類別，並於每個報告日對相關分類重新作出評估。

h)　**商譽**

於收購附屬公司或聯營公司時產生之商譽指收購成本超出目標集團於收購日在有關附屬公司或聯營公司之可識別資產、負債及或然負債公允值之權益之數額。該商譽按成本減任何累計減值虧損列帳。

於收購附屬公司時產生之資本化商譽於資產負債表內獨立呈列。於收購聯營公司(採用權益法列帳)時產生之資本化商譽列入投資有關聯營公司之成本。

就減值測試而言，收購產生之商譽分配至預期將受益於收購之協同效應之各個或各組有關現金產生單位。已獲分配商譽之現金產生單位於每年以及有跡象表明該單位可能出現減值之任何時間進行減值測試。就於某一財政年度內因收購而

根據香港財務報告準則第3號之相關過渡條文，目標集團於二零零五年一月一日起不再確認所有負商譽。因此，於二零零五年一月一日之未分配溢利已作出港幣1,562,000元之相應調整。

財務資料亦遵守香港聯合交易所有限公司（「聯交所」）證券上市規則規定之適用披露條文。

b) 綜合基準：

財務資料包括目標公司及其附屬公司於相關期間之財務報告。組成目標集團之公司之業績已按上文附註(1)所述之合併會計基準呈列。

目標集團內各公司間之重大交易及結餘已於綜合帳目對銷。

c) 財務資料之編製基準：

編製財務資料所使用之計量基準為歷史成本基準。

d) 物業、廠房及設備：

物業、廠房及設備按成本值減累計折舊及任何減值虧損列帳。資產成本值包括其購買價，及任何令資產達致預期用途之運作狀況及地點所引致之直接應計成本。在物業、廠房及設備投入運作後產生之支出（如維修及保養費用）通常於產生期間自收益表中扣除。在可清楚顯示有關支出預期將令使用物業、廠房及設備取得之未來經濟效益增加之情況下，支出將撥充資本作為該資產之額外成本。

物業、廠房及設備之折舊按下列比率，於其估計可用年期以直線法將成本分攤至其剩餘價值計算：

樓宇	每年4%
租賃物業裝修	每年33⅓%或租賃年期
傢俬及裝置	每年20%
辦公室設備	每年20%
廠房及設備	每年20%
廚房及酒吧設備	每年20%
汽車	每年30%

資產的剩餘價值及可用年期於每個結算日進行檢討，並於適當時調整。倘資產之帳面值大於其估計可收回金額，該項資產之帳面值將即時減至其可收回金額。

物業、廠房及設備項目於出售時或當繼續使用該資產而預期不會產生任何日後經濟利益時取消確認。終止確認資產產生之盈虧（按出售所得款項淨額與資產帳面值之差額計算）於該項目終止確認之年度列入收益表內。

• 香港會計準則第27號	綜合及獨立財務報表；
• 香港會計準則第28號	於聯營公司之投資；
• 香港會計準則第32號	金融工具：披露及呈列方式；
• 香港會計準則第36號	資產減值；
• 香港會計準則第37號	撥備、或然負債及或然資產；
• 香港會計準則第38號	無形資產；
• 香港會計準則第39號	金融工具：確認與計量；
• 香港會計準則第39號經修訂	財務資產及財務負債之過渡及初步確認；
• 香港會計準則第39號及香港財務報告準則第4號經修訂	財務擔保合約；及
• 香港財務報告準則第3號	業務合併。

採納以下香港財務報告準則導致目標集團之會計政策發生變化，並對相關期間之業績編製及呈列方式產生影響。

i) 業主自用土地租賃權益

在以往年度，業主自用租賃土地及樓宇歸入物業、廠房及設備，並採用成本模式計量。自二零零五年一月一日以來，目標集團已應用香港會計準則第17號「租賃」(「香港會計準則第17號」)。根據香港會計準則第17號，土地及樓宇租賃之土地及樓宇部份應視乎租賃類別獨立入帳，除非有關租賃款項未能於土地及樓宇部份之間可靠地分配，在此情況下整項租賃一概視為融資租賃。若租賃款項能夠於土地及樓宇部份之間可靠地分配，土地租賃權益應重新分類為經營租賃項下之預付租賃款項，以成本入帳並按租賃期作直線攤銷。此項會計政策之變動已作追溯應用。

該項有關租賃之新會計政策產生之影響如下：

i) 目標集團之物業、廠房及設備於二零零四年及二零零三年十二月三十一日分別減少港幣498,440元及港幣499,177元。

ii) 目標集團之預付土地租賃款項於二零零四年及二零零三年十二月三十一日分別增加港幣498,440元及港幣499,177元。

ii) 香港財務報告準則第3號－業務合併

自二零零五年一月一日起，目標集團已應用香港財務報告準則第3號「業務合併」，該項準則對合同日期為二零零五年一月一日或之後之業務合併生效。應用香港財務報告準則第3號對集團之影響概述如下：

目標集團於被收購方可識別資產、負債及或然負債之公允值淨額之權益超過成本(以前稱為「負商譽」)

根據香港財務報告準則第3號，目標集團於被收購方可識別資產、負債及或然負債之公允值淨額之權益超過收購成本之任何數額(「收購折讓」)於收購發生期間即時於損益帳內確認。於以前各期間，收購產生之負商譽會以資產扣減方式呈列，並對引起該負商譽的因素分析後按分析結果計入收益表。

B. 財務資料附註

1. 呈列之基準

財務資料已根據香港會計師公會頒佈之會計指引第5號「共同控制合併之合併會計法」所訂明之合併會計原則編製，猶如重組已於相關期間之初完成，理由是重組之前及之後目標公司與CL Holdings Limited由目標集團之最終控股公司最終控制，因此目標公司對CL Holdings Limited之收購應被視為共同控制下之業務合併。

於相關期間目標集團之綜合收益表、綜合現金流動表及綜合權益變動表包括現時組成目標集團之所有公司之業績及現金流量，猶如現時之架構已於整個相關期間或自其各自之收購、註冊成立或成立日期以來(以較短者為準)存在。編製目標集團於二零零三年、二零零四年及二零零五年十二月三十一日以及於二零零六年十一月三十日之綜合資產負債表，乃為呈示目標集團之財務狀況，猶如現時之架構已存在且根據於各自之日期現有股東應佔對個別公司之相關股權及／或行使控制權之權力。

財務資料乃根據目標集團將按持續基準繼續營運之假設而編製。此一假設乃基於唯一董事之意見認為目標集團可以營運中產生正現金流量以應付由二零零六年十二月一日起計十二個月內到期之任何債務。

2. 重要會計政策

a) 符合規定聲明：

財務資料已根據以下列載之重要會計政策編製。該等會計政策符合香港會計師公會頒佈所有適用之香港財務報告準則(包括所有適用之個別香港財務報告準則、香港會計準則(「香港會計準則」)及詮釋)及香港普遍採納之會計原則，並已於整個相關期間貫徹應用。

與該等財務資料有關之香港財務報告準則列載如下，相關期間之財務資料已根據相關規定予以重列。

- 香港會計準則第1號　財務報表之呈列；
- 香港會計準則第2號　存貨；
- 香港會計準則第7號　現金流量表；
- 香港會計準則第8號　會計政策、會計估計的變動及錯誤；
- 香港會計準則第10號　結算日後事項；
- 香港會計準則第12號　所得税；
- 香港會計準則第14號　分類呈報；
- 香港會計準則第16號　物業，廠房及設備；
- 香港會計準則第17號　租賃；
- 香港會計準則第18號　收益；
- 香港會計準則第19號　僱員福利；
- 香港會計準則第21號　外幣匯率變動的影響；
- 香港會計準則第23號　借貸成本；
- 香港會計準則第24號　關連人士披露；

	附註	自二零零三年一月十五日(CL Holdings Limited註冊成立之日)至二零零三年十二月三十一日止期間	截至十二月三十一日止年度		截至十一月三十日止十一個月	
			二零零四年	二零零五年	二零零五年	二零零六年
		港幣千元	港幣千元	港幣千元	港幣千元(未經審核)	港幣千元
投資業務						
已收利息		1	1	68	40	157
購買物業、廠房及設備款項		(9,832)	(8,588)	(1,622)	(1,557)	(13,208)
出售物業、廠房及設備所得款項及預付土地租賃款項		–	–	–	–	7,841
收購附屬公司	35	2,135	–	–	–	540
於聯營公司之投資		–	(310)	(501)	–	–
聯營公司(墊款)/還款淨額		(1,337)	(2,823)	(2,001)	(2,423)	4,768
收購投資證券		(1,786)	–	–	–	–
(使用於)/來自投資業務之現金淨額		(10,819)	(11,720)	(4,056)	(3,940)	98
融資業務						
已付股息		–	–	–	–	(1,644)
發行CL Holdings Limited新股份所得款項		100	6,311	–	–	–
已獲銀行貸款		3,018	764	3,350	3,350	4,650
償還銀行貸款		(570)	(2,019)	(1,955)	(1,567)	(2,518)
融資租約租金款項之資本部份		(20)	(60)	(58)	(4)	(102)
來自融資業務之現金淨額		2,528	4,996	1,337	1,779	386
現金及現金等值增加淨額		2,739	2,805	3,741	2,497	3,849
於期初之現金及現金等值		–	2,739	5,544	5,544	9,285
於期末之現金及現金等值		2,739	5,544	9,285	8,041	13,134
現金及現金等值結餘分析						
現金及銀行結存		2,739	5,544	9,285	8,041	13,134

綜合現金流動表

	自二零零三年一月十五日（CL Holdings Limited註冊成立之日）至二零零三年十二月三十一日止期間	截至十二月三十一日止年度		截至十一月三十日止十一個月	
		二零零四年	二零零五年	二零零五年	二零零六年
	港幣千元	港幣千元	港幣千元	港幣千元（未經審核）	港幣千元
經營業務					
除税前溢利	2,674	3,512	9,419	5,899	7,584
調整：					
應佔聯營公司業績	–	–	(292)	(354)	(806)
折舊	2,890	4,939	5,615	5,115	4,845
預付土地租賃款項攤銷	1	1	1	1	21
利息收入	(1)	(1)	(68)	(40)	(157)
收購附屬公司產生之負商譽攤銷	(4,542)	(521)	–	–	–
出售物業、廠房及設備及預付土地租賃款項之收益	–	–	–	–	(5,370)
利息支出	67	238	140	99	231
壞帳撇銷	33	–	–	–	–
物業、廠房及設備撇銷	29	–	4	4	29
於聯營公司權益之撥備／(撥備撥回)	3,140	920	(2,242)	–	–
於一間聯營公司權益之撇銷	–	2,883	–	–	–
投資證券撥備	596	–	–	–	–
商譽之減值虧損	–	–	–	–	1,933
流通存貨增加	(150)	(211)	(31)	(31)	(272)
存貨增加	(922)	(397)	(673)	(490)	(397)
租金及其他按金增加	(2,979)	(524)	(1,947)	(1,020)	(2,377)
應收款項(增加)／減少	(323)	(1,461)	725	628	547
應收SEL關連公司款項增加	–	–	–	–	(268)
應收SEL唯一董事款項(增加)／減少	–	–	(341)	(341)	341
預付款項增加	(249)	(184)	(134)	(354)	(307)
應付SEL最終控股公司款項減少	–	–	–	–	(122)
應付SEL一間聯營公司款項增加／(減少)	–	–	216	–	(216)
應付SEL關連公司款項增加／(減少)	5,059	(1,460)	(111)	(111)	–
應付SEL唯一董事款項增加／(減少)	1,629	650	(2,279)	(2,279)	–
應付SEL最終控股公司股東款項增加／(減少)	1,665	(358)	(850)	(850)	700
預收款項增加／(減少)	–	340	(220)	(203)	(120)
應付帳款增加／(減少)	597	1,781	(695)	(1,033)	(1,448)
應付費用增加	3,351	473	1,325	984	458
來自經營業務之現金	12,565	10,620	7,562	5,624	4,829
已付利息	(67)	(238)	(140)	(99)	(231)
已付税項	(1,468)	(853)	(962)	(867)	(1,233)
來自經營業務之現金淨額	11,030	9,529	6,460	4,658	3,365

綜合權益變動表

	股本 港幣千元	合併儲備 港幣千元	未分配溢利 港幣千元	擬派 末期股息 港幣千元	總計 港幣千元
於二零零三年一月十五日（CL Holdings Limited註冊成立之日）之結餘	1	(290)	–	–	(289)
期內溢利	–	–	1,953	–	1,953
於二零零三年十二月三十一日之結餘	1	(290)	1,953	–	1,664
CL Holdings Limited發行新股份	–	6,311	–	–	6,311
年度溢利	–	–	2,352	–	2,352
於二零零四年十二月三十一及二零零五年一月一日之結餘	1	6,021	4,305	–	10,327
因採納香港財務報告準則第3號產生之年初結餘調整（*附註2(i)*）	–	–	1,562	–	1,562
於二零零五年一月一日之結餘	1	6,021	5,867	–	11,889
年度溢利	–	–	8,335	–	8,335
擬派末期股息	–	–	(7,200)	7,200	–
於二零零五年十二月三十一日之結餘	1	6,021	7,002	7,200	20,224
期內溢利	–	–	6,585	–	6,585
已付股息	–	–	–	(7,200)	(7,200)
於二零零六年十一月三十日之結餘	1	6,021	13,587	–	19,609
（未經審核）					
於二零零五年一月一日之結餘	1	6,021	5,867	–	11,889
期內溢利	–	–	4,992	–	4,992
於二零零五年十一月三十日之結餘	1	6,021	10,859	–	16,881

	附註	綜合資產負債表 於十二月三十一日 二零零三年 港幣千元	二零零四年 港幣千元	二零零五年 港幣千元	於二零零六年十一月三十日 港幣千元	資產負債表 於二零零六年十一月三十日 港幣千元
應付帳款	25	(3,179)	(4,960)	(4,265)	(7,340)	–
應付費用		(3,351)	(3,824)	(5,149)	(5,728)	–
應付股息		–	–	–	(5,556)	–
融資租約承擔之即期部份	26	(60)	(60)	(43)	(78)	–
銀行貸款	27	(1,894)	(1,046)	(2,450)	(2,603)	–
應付稅項		(209)	(822)	(1,138)	(1,101)	–
		(18,490)	(19,681)	(18,770)	(28,373)	(389)
流動負債淨值		(11,178)	(7,263)	(1,231)	(3,368)	(389)
總資產減流動負債		2,638	10,607	20,363	21,744	1
非流動負債						
融資租約承擔	26	(100)	(40)	–	(18)	–
銀行貸款	27	(555)	(148)	(139)	(2,117)	–
遞延稅項負債	17	(319)	(92)	–	–	–
		(974)	(280)	(139)	(2,135)	–
淨資產		1,664	10,327	20,224	19,609	1
股本及儲備						
股本	28	1	1	1	1	1
合併儲備	29	(290)	6,021	6,021	6,021	–
未分配溢利		1,953	4,305	7,002	13,587	–
擬派末期股息		–	–	7,200	–	–
		1,664	10,327	20,224	19,609	1

	附註	綜合資產負債表 於十二月三十一日 二零零三年 港幣千元	二零零四年 港幣千元	二零零五年 港幣千元	於二零零六年十一月三十日 港幣千元	資產負債表 於二零零六年十一月三十日 港幣千元
非流動資產						
物業、廠房及設備	10	11,206	14,855	10,858	17,761	–
預付土地租賃款項	11	498	497	496	950	–
一間附屬公司	12	–	–	–	–	390
若干聯營公司	13	(133)	387	5,424	1,462	–
投資證券	14	1,190	–	–	–	–
商譽	15	–	–	–	–	–
負商譽	16	(2,083)	(1,562)	–	–	–
遞延稅項資產	17	76	99	257	336	–
租金按金		2,586	2,907	3,841	3,490	–
流通存貨		476	687	718	1,113	–
		13,816	17,870	21,594	25,112	390
流動資產						
存貨	18	1,516	1,913	2,586	3,103	–
租金及其他按金		1,990	2,193	3,206	6,343	–
應收帳款	19	817	2,278	1,553	1,087	–
應收SEL關連公司款項	20	–	–	–	268	–
應收SEL唯一董事款項	21	–	–	341	–	–
預付土地租賃款項	11	1	1	1	21	–
預付款項		249	433	567	931	–
可取回稅項	8(c)	–	56	–	118	–
現金及銀行結存	22	2,739	5,544	9,285	13,134	–
		7,312	12,418	17,539	25,005	–
流動負債						
應付SEL最終控股公司款項	23	(389)	(389)	(389)	(267)	(389)
應付SEL一間聯營公司款項	23	–	–	(216)	–	–
應付SEL關連公司款項	23	(1,571)	(111)	–	–	–
應付SEL唯一董事款項	23	(1,629)	(2,279)	–	–	–
應付SEL最終控股公司股東款項	24	(6,208)	(5,850)	(5,000)	(5,700)	–
預收款項		–	(340)	(120)	–	–

A. 財務資料

綜合收益表

	附註	自二零零三年一月十五日(CL Holdings Limited註冊成立之日)至二零零三年十二月三十一日止期間	截至十二月三十一日止年度		截至十一月三十日止十一個月	
			二零零四年	二零零五年	二零零五年	二零零六年
		港幣千元	*港幣千元*	*港幣千元*	*港幣千元*(未經審核)	*港幣千元*
營業額	5	45,742	81,424	105,804	95,591	107,041
銷售成本		(9,373)	(15,348)	(20,210)	(18,209)	(21,176)
毛利		36,369	66,076	85,594	77,382	85,865
其他收入及收益	5	4,794	1,925	3,622	1,431	7,006
行政及其他經營支出		(38,422)	(64,251)	(79,949)	(73,169)	(85,862)
財務費用	6	(67)	(238)	(140)	(99)	(231)
應佔聯營公司業績		–	–	292	354	806
除税前溢利	7	2,674	3,512	9,419	5,899	7,584
税項支出	8	(721)	(1,160)	(1,084)	(907)	(999)
股東應佔溢利		1,953	2,352	8,335	4,992	6,585
股息	9	–	–	7,200	–	–

就本報告而言，吾等已根據香港會計師公會頒佈之香港核數準則第700號「中期財務報告之審閱工作」審閱二零零五年十一月三十日之財務資料，該等資料包括目標集團於截至二零零五年十一月三十日止十一個月之綜合收益表、綜合權益變動表及綜合現金流動表，而目標公司之唯一董事須對此負責。審閱主要包括向管理層進行諮詢、對二零零五年十一月三十日之財務資料應用分析程序及根據該等程序評估是否已貫徹應用會計政策及呈列方式（另行披露者除外）。審閱工作並不包括如監控抽查及驗證資產及負債等審核程序（上一段所述之審核或審閱程序除外），因此本行並無就二零零五年十一月三十日之財務資料發表審核意見。

財務資料包括目標集團於相關期間之綜合收益表、綜合權益變動表及綜合現金流動表以及二零零五年十一月三十日之財務資料、目標集團於二零零三年、二零零四年及二零零五年十二月三十一日及二零零六年十一月三十日之綜合資產負債表，連同載於本報告之該等資料之附註，均已根據下文B節附註1所載之基準編製及呈列。

目標集團各公司之董事負責編製相關公司真實公允之財務報表。目標公司之唯一董事負責編製財務資料。於編製該等真實公允之財務資料時，必須選擇及貫徹應用合適之會計政策。吾等之責任乃根據吾等之審核，對財務資料作出獨立意見。

在達致吾等之意見時，吾等已考慮就為編制財務資料而採納之持續經營基準而在財務資料中所作出之披露之充足性。正如下文B節附註1所述，財務資料乃按照持續經營之基準編制，其有效性取決於目標集團從經營中產生正現金流之能力。吾等已透過分析由唯一董事編制之自二零零七年一月一日至二零零八年二月二十八日之現金流量預測，就唯一董事對持續經營能力的評估作出評估，並已就目標集團之未來投資及業務計劃與唯一董事作出審閱及討論。基於目標集團能夠從其經營及未來投資中產生正現金流量之假設，財務資料乃按照持續經營之基準編制。

吾等認為，根據下文B節附註1所載之呈列基準，就本報告而言，財務資料真實公允地反映目標集團於相關期間之綜合業績及綜合現金流量，及目標集團於二零零三年、二零零四年及二零零五年十二月三十一日及二零零六年十一月三十日之綜合財務狀況以及目標公司於二零零六年十一月三十日之財務狀況。

根據吾等所作並不構成審核之審閱，吾等並不知悉須對二零零五年十一月三十日之財務資料進行任何重大修訂。

附註

1. 匯安(香港)有限公司於二零零三年四月二日成為目標集團之附屬公司。

2. 龍訊有限公司於二零零三年八月二十二日成為目標集團之附屬公司。

3. 新德(香港)有限公司於二零零三年四月二日成為目標集團之附屬公司。

4. 華才(香港)有限公司於二零零三年四月二日成為目標集團之附屬公司。

5. 浩展(香港)有限公司於二零零三年四月二日成為目標集團之附屬公司。

6. 廣洋(香港)有限公司於二零零三年四月二日成為目標集團之附屬公司。

7. 恒邦(香港)有限公司於二零零三年四月二日成為目標集團之附屬公司。

8. 振隆(香港)有限公司於二零零三年五月三日成為目標集團之附屬公司。

9. 異谷集團管理有限公司於二零零三年七月二十五日成為目標集團之附屬公司。

10. 鉅龍(香港)有限公司於二零零三年九月八日成為目標集團之附屬公司。

11. 華標(香港)有限公司於二零零四年一月十六日成為目標集團之附屬公司。

12. 誠威(香港)有限公司於二零零六年七月十日成為目標集團之附屬公司。

13. 目標集團於二零零三年十月二十日收購東達有限公司已發行普通股份之17.48%,其後分別於二零零四年十二月二十三日及二零零六年十月三十一日進一步收購其餘31.75%及50.77%之已發行普通股份。

14. 目標集團於二零零三年七月二日收購茂信顧問有限公司已發行普通股份之40%,並於二零零六年十月三十一日進一步收購其餘60%之已發行普通股份。

15. 目標集團於二零零五年十一月一日收購傲志國際有限公司已發行普通股份之50%。

財務資料乃由目標公司之唯一董事根據目標集團經適當調整之經審核財務報表或(如適當)未經審核管理財務報表而編製。就本報告而言,作出調整旨在重列該等財務報表以符合下文B節所載之會計政策,該等政策符合香港會計師公會(「香港會計師公會」)頒佈之香港財務報告準則(「香港財務報告準則」)。香港財務報告準則包含所有適用之個別香港財務報告準則、香港會計準則及詮釋。

就本報告而言,吾等已根據香港會計師公會頒佈之香港核數準則對目標集團於相關期間之經審核財務報表或(如適當)未經審核管理財務報表進行適當審核程序,並已根據香港會計師公會頒佈之核數指引「招股章程及申報會計師」作出所有吾等認為屬必要之其他程序。

於本報告日期，目標公司於以下附屬公司及聯營公司擁有直接或間接權益：

名稱	註冊成立地點及時間	已發行及繳足股份之面值	目標公司應佔股權百分比 直接	目標公司應佔股權百分比 間接	主要業務	附註
附屬公司：						
CL Holdings Limited	香港 二零零三年一月十五日	普通股 港幣200,000元	100%	–	投資控股	
匯安(香港)有限公司	香港 二零零零年八月十四日	普通股 港幣5,000元	–	100%	餐廳	*(1)*
龍訊有限公司	香港 二零零三年八月六日	普通股 港幣10,000元	–	100%	餐飲業務	*(2)*
新德(香港)有限公司	香港 二零零零年八月三十日	普通股 港幣10,000元	–	100%	餐廳	*(3)*
華才(香港)有限公司	香港 二零零二年七月五日	普通股 港幣2元	–	100%	餐廳	*(4)*
浩展(香港)有限公司	香港 二零零二年十二月六日	普通股 港幣2元	–	100%	餐廳	*(5)*
廣洋(香港)有限公司	香港 一九八八年十一月二十日	86股「A」類普通股 港幣86元 90股「B」類普通股 港幣90元	–	100%	餐廳	*(6)*
恒邦(香港)有限公司	香港 二零零一年四月二十四日	普通股 港幣2元	–	100%	餐廳	*(7)*
振隆(香港)有限公司	香港 二零零三年三月二十四日	普通股 港幣2元	–	100%	餐廳	*(8)*
異谷集團管理有限公司	香港 一九九九年十月二十五日	普通股 港幣2元	–	100%	餐廳	*(9)*
鉅龍(香港)有限公司	香港 二零零三年一月六日	普通股 港幣10,000元	–	100%	餐廳	*(10)*
華僳(香港)有限公司	香港 二零零三年十二月十五日	普通股 港幣100元	–	100%	餐廳	*(11)*
誠威(香港)有限公司	香港 二零零六年三月十四日	普通股 港幣10,000元	–	100%	餐廳	*(12)*
東達有限公司	香港 一九九一年六月十三日	普通股 港幣6,080,832元	–	100%	餐廳	*(13)*
茂信顧問有限公司	香港 一九九四年三月十日	普通股 港幣10元	–	100%	餐廳	*(14)*
聯營公司：						
傲志國際有限公司	香港 二零零一年九月十九日	普通股 港幣760,000元	–	50%	餐廳	*(15)*

(A) SEL集團會計師報告

以下為申報會計師香港執業會計師李湯陳會計師事務所所編撰之報告全文，以供載入本通函。

李湯陳會計師事務所
LI, TANG, CHEN & CO.
Certified Public Accountants (Practising)

敬啟者：

吾等謹此對其士科技控股有限公司(「貴公司」)載於　貴公司就　貴公司擬收購Sinochina Enterprises Limited(「目標公司」)全部股權而於二零零七年二月七日刊發之通函(「通函」)內，按下文B節附註1所載之基準所編製有關目標公司及其附屬公司(以下統稱「目標集團」)於二零零三年一月十五日(CL Holdings Limited註冊成立之日)至二零零三年十二月三十一日止期間、截至二零零四年及二零零五年十二月三十一日止兩年各年及截至二零零六年十一月三十日止十一個月(「相關期間」)以及截至二零零五年十一月三十日止十一個月(「二零零五年十一月三十日之財務資料」)之財務資料作出報告。

目標公司於二零零六年九月六日根據英屬處女群島之國際商業公司法案於英屬處女群島註冊成立為有限公司。目標公司之主要業務為投資控股。於相關期間，目標集團主要從事餐廳經營。目標公司自成立以來，除於二零零六年十一月二十三日收購CL Holdings Limited(定義見下文)之全部股權外並無進行任何業務。

現時組成目標集團之所有公司均採納十二月三十一日作為其財務年度結算日。

根據目標集團於二零零六年十一月二十三日進行之重組，CL Holdings Limited之股東將其於CL Holdings Limited之權益轉讓予目標公司以成為下列附屬公司及聯營公司之控股公司。

其士科技於二零零五年五月完成收購Pacific Coffee。除在其店舖銷售咖啡、冷凍飲品、糕點及與咖啡有關之用具及配件，Pacific Coffee亦售賣品牌產品予批發客戶及向公司顧客提供咖啡服務，包括酒店、餐廳、會所及大型機構。截至二零零六年三月三十一日止年度，Pacific Coffee為其士科技集團帶來十個月之營業額貢獻合共約為港幣1.8億元。鑒於Pacific Coffee成功把握在香港迅速增長及有盈利前景之特色咖啡業務機會，其士科技在其二零零五／二零零六年度年報中披露其士科技董事會計劃進一步發展餐飲業務，務求達致規模經濟效益及擴闊收入來源。其士科技將繼續發展其現有業務並進一步在香港及鄰近地區物色投資機會。董事會認為收購與其士科技集團之商業策略配合一致。

由於收購對其士科技集團極具吸引，並可鞏固其餐飲業務，而董事會亦相信，SEL集團旗下經營之店鋪將讓其士科技集團能夠抓住亞洲快速增長及誘人之西式餐飲市場。此外，於收購後，其士科技可憑藉其在餐飲業之市場知識及經驗之優勢而享有規模經營效益。

鑒於上述原因，董事會(包括獨立非執行董事)認為，收購之條款(包括代價及付款方式)乃基於正常商業條款且均屬公平及合理，並符合本公司及其股東之整體利益。

其他資料

本公司為一間投資控股公司，並透過其附屬公司主要從事建築及機械工程、保險及投資、物業投資、酒店投資、資訊科技及餐飲業務。

一般事項

務請　閣下詳閱載於本通函附錄之其他資料。

此　致

列位股東　台照

承董事會命
Chevalier International Holdings Limited
其士國際集團有限公司
主席兼董事總經理
周亦卿
謹啟

二零零七年二月七日

法式佳餚至一般時尚西餐一應俱全。此外，Igor's還於蘭桂坊和灣仔等娛樂消費旺區經營酒吧及餐廳，包括「Stormies」、「The Cavern」、「Swindlers」及「Typhoon」，提供現場樂隊表演。

下文載列SEL集團(不包括SEL)按照香港財務報告準則編製截至二零零四年及二零零五年十二月三十一日止兩個年度及截至二零零六年十一月三十日止十一個月經審核綜合財務資料：

	截至十二月三十一日止年度		截至二零零六年十一月三十日止十一個月
	二零零四年	二零零五年	
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
營業額	81.4	105.8	107.0
除税前溢利	3.5	9.4	7.6
除税後溢利	2.4	8.3	6.6

	於二零零四年十二月三十一日	於二零零五年十二月三十一日	於二零零六年十一月三十日
	港幣百萬元	*港幣百萬元*	*港幣百萬元*
資產總值	30.3	39.1	50.1
資產淨值	10.3	20.2	19.6

SEL集團會計師報告載列於該通函附錄一內。

根據香港財務報告準則，於首次完成後及第二次完成前，SEL集團將以權益法為其士科技之聯營公司列賬。於第二次完成後，SEL集團將成為其士科技之全資附屬公司，其業績將併入其士科技集團內。

收購對財務之影響

該協議完成後，SEL將成為其士科技之直接全資附屬公司；其業績、資產及負債將併入在其士科技賬目內，而再併入在本集團賬目內。

收購背景及原因

其士科技董事會於二零零六年二月獲賣方之財務顧問華富嘉洛企業融資有限公司接洽商討關於SEL的投資機會。經過就SEL集團業務作出財務及法律的盡職審查後，其士科技與賣方展開就收購SEL全部已發行股份之商議。於二零零六年十一月二十五日協議訂約方達成協議。

其任何或所有SEL股份，惟規定受讓人須簽署令賣方信納之文據並同意受股東協議約束，其士科技將仍須確保受讓人履行其於股東協議項下之責任。

目前並無意向委任Lenz先生為其士科技之董事。

2. Lenz先生與其士科技於二零零七年一月三十一日訂立之協議

根據協議，鑒於其士科技同意訂立協議、股東協議及托管協議，Lenz先生(作為賣方之主要股東)承諾(其中包括)促使賣方適當及準時履行及遵守其責任以及賣方之少數股東就收購作出承諾。特別是Lenz先生承諾其持有並於首次完成直至第二次完成期間繼續持有賣方不少於51%之已發行股本。

3. 二零零七年一月三十一日訂立之託管協議

根據協議，託管協議將由其士科技、賣方及託管代理於二零零七年一月三十一日首次完成時訂立。於第二次完成後，相等於賣方於協議保證條款下之最高負債總額(即港幣10,000,000元)減任何決議申索之第二批代價之部分將存放於托管賬戶，直至第二次完成起計一年期間屆滿為止。託管金額將由託管代理用於抵消於第二次完成後之任何決議申索。第二批之代價將扣減於第二次完成時之任何決議申索。託管協議將繼續全面有效，直至托管協議被終止或托管賬戶中之所有款項已根據托管協議發放。

4. 二零零七年一月三十一日訂立之服務協議

根據協議，Lenz先生與SEL於二零零七年一月三十一日首次完成時訂立服務協議，聘用Lenz先生為SEL之行政總裁，以促進SEL集團於收購之後順利過渡。

根據服務協議之條款，Lenz先生擔任SEL行政總裁之任期將為兩年半，自首次完成時起計。

SEL集團資料

SEL於二零零六年九月六日在英屬處女群島註冊成立。根據重組，SEL已成為現時組成SEL集團(或按其商號稱為「Igor's」)之各公司之控股公司。SEL集團於一九九八年成立首家餐廳，現時經營20間店舖，包括(其中包括)位於香港多個飲食旺區(包括蘭桂坊、蘇豪、赤柱及諾士佛臺)之「Wildfire」、「The Boathouse」、「Stormies Crabshack」及「Café de Paris」。Igor's餐廳提供各式國際美食，從傳統

惟規定倘若經營現金流不足以立即支付該等款項，須隨後盡快予以償還，並在任何情況下均在二零零七年十二月三十一日之前償還。

附屬協議

1. 二零零七年一月三十一日訂立之股東協議

訂約方：　　其士科技；
　　　　　　賣方；及
　　　　　　SEL。

股東協議之主要條款

(a) 董事會之組成

SEL之董事人數上限為七人。只要其士科技及賣方各自為SEL之股東，其士科技及賣方將有權分別委任及罷免最多三名及四名董事。

SEL董事會主席將由該董事會委任，且無權進行第二次投票或決定票。

(b) 股息政策

SEL股東將促使SEL集團於緊接第二次完成之前，分配SEL集團業務正常營運所產生之所有可依法用於分配之現金。此項分配後，SEL集團於第二次完成時之流動經營資產淨值不得少於零。倘若於第二次完成時，SEL集團業務正常營運產生根據前一句所述應分配予SEL股東之現金，但該等現金實際上不可依法用於分配，則第二批之代價將按相等於該等現金51%之金額向上調。

(c) 股份轉讓

SEL股東無權轉讓其於SEL擁有之任何股份，惟符合股東協議訂明之條文除外。

賣方不得轉讓其於SEL擁有之任何股份，惟按照協議在第二次完成時向其士科技轉讓則除外。

其士科技不得向其他人士轉讓其於SEL擁有之任何股份，除非其未能完成第二次完成，在此情況下，其士科技可根據協議向賣方轉讓其於SEL擁有之股份。然而，其士科技可於任何時候向其士科技集團旗下之公司轉讓

8. 額外借款

在協議條款之規限下，SEL集團可於首次完成後任何時候向第三方或其士科技（倘若其士科技提供更為有利之融資條款）借入最多達港幣11,500,000元之額外借款，用於新店舖之資本開支，惟規定（其中包括）SEL集團必須取得其士科技關於開設或發展新店舖（與其士科技於協議日期之前協定之新店舖除外）之事先書面批准。額外借款（倘若提供）需視乎其士科技集團的現金流動狀況，預期將由其士科技集團之內部資源或由其士科技安排之外部融資資源提供資金。

9. 其他條款

賣方亦向其士科技承諾：

(a) 於二零零六年十二月三十一日或首次完成時（以較早者為準）或之前，其將須促使SEL集團：

(i) 以不少於港幣6,000,000元之款額出售及完成出售辦事處；

(ii) 動用出售辦事處之所得款項支付尚未派付之管理層花紅；

(iii) 動用於支付尚未派付之管理層花紅後所餘之辦事處銷售所得款項之餘額，以償還股東貸款之相應部分；及

(iv) 提供令其士科技信納之證據，證實已完全遵守上述規定；及

於首次完成時，除第(iii)項承諾外，以上所有承諾已達成。第(iii)項承諾於二零零六年十二月二十九日由其士科技送呈賣方的書面通知得以撤除。

(b) 於首次完成後，其將須促使SEL集團以SEL集團之經營現金流：

(i) 償還股東貸款及該貸款之本金金額於二零零六年十一月一日至償還日期為止之任何應計利息；

(ii) 支付CL Holdings於協議日期之前宣派為數港幣5,556,016元之股息（以於首次完成時仍未支付之該等股息為限）；及

(iii) 悉數償還上海商業銀行有限公司根據二零零六年十一月二日貸款通知書授出本金總額約港幣2,200,000元之多項稅務貸款（包括所有利息及費用）。

(b) 在第二次完成提前進行之情況下作出調整

倘若第二次完成提前至公佈截至二零零八年十二月三十一日止年度經審核賬目之前之日期，第二批待售股份將按以下方式完成買賣及付款：

估值將以屆時已公佈之最近期經審核賬目為基礎。因此，倘若於違約時截至二零零七年十二月三十一日止年度之經審核賬目已經公佈，第二批待售股份之估值將以下列公式為基礎：

T x 二零零七年經審核EBITDA x 51%，其中T將按以下方式釐定：

倘若二零零七年經審核EBITDA：

(i)	少於或等於港幣23,000,000元，	則T=4.5
(ii)	多於港幣23,000,000元但少於港幣26,000,000元，	則T=5.0
(iii)	等於或多於港幣26,000,000元，	則T=5.5

倘若截至二零零七年十二月三十一日止年度之經審核賬目尚未公佈，第二批待售股份之估值將以下列公式為基礎：

4.5 x 二零零六年經審核正常EBITDA x 51%

倘若截至二零零六年十二月三十一日止年度之經審核賬目尚未公佈，第二批待售股份之估值將以下列公式為基礎：

4.5 x 二零零五年經審核EBITDA x 51%

付款須於第二次完成時作出。

7. 買方貸款

根據協議，其士科技將於首次完成後任何時候應要求向SEL集團借出最多達港幣3,500,000元之買方貸款，用作SEL集團之資本開支。買方貸款將按香港上海滙豐銀行有限公司所報之香港最優惠利率加100個基點計息，須每半年期末支付一次。該貸款將由SEL集團自提取貸款首周年起分六期每半年等額償還。此項買方貸款將以SEL集團之資產作抵押，該等資產之可變現淨值將不少於買方貸款之金額。買方貸款預期將由其士科技之內部資源提供資金。

於首次完成之後及第二次完成前之任何時候，倘(a)賣方或Lenz先生故意或重大違反協議或股東協議，而該違反行為(i)自其士科技致賣方之通告之日後三十天內仍未糾正，及(ii)剝奪其士科技於任何協議下之基本利益或基本上與協議下擬建立之互信關係嚴重不符，或(b)Lenz先生明知而故意或重大違反Lenz先生與其士科技之間的服務協議或協議下的限制性契諾或保密責任，而該違反自其士科技致賣方之通告之日後三十天內仍未糾正，及已經或將會對其士科技或SEL集團產生重大不利影響，其士科技可自行決定通知賣方選擇(i)在合理可行範圍內繼續首次完成或第二次完成（視情況而定）；(ii)推遲首次完成或第二次完成（視情況而定）至不遲於首次完成或第二次完成預定日期後十個營業日之日期（須為營業日）；(iii)終止協議；或(iv)透過書面通知於不早於違反日期後十個營業日前之日期提前進行第二次完成。

根據香港財務報告準則，於首次完成後及第二次完成前，SEL集團將以權益法為其士科技之聯營公司列賬。於第二次完成後，SEL集團將成為其士科技之全資附屬公司，其業績將併入在其士科技集團內。

6. 調整

(a) 就嚴重中斷作出調整

倘若香港之經濟狀況出現嚴重阻礙，導致餐飲業務市場於二零零八年財政年度出現大幅下滑，使SEL集團之二零零八年經審核EBITDA低於預算之二零零八年EBITDA（由賣方於二零零八年年初提供）之70%但為正數（即大於零）（倘為負數，則上文所述之有形資產淨值為基礎之估值方法及下文所述之付款調整將仍然適用），第二批待售股份將於公佈截至二零零八年十二月三十一日止年度之經審核賬目後21日內完成買賣並付款，但須於公佈截至二零零九年十二月三十一日止年度之經審核賬目後21日內作出調整付款。調整付款將以下列計算方式為基礎：

（51% x R x 二零零八年及二零零九年經審核EBITDA平均數）減第二批之代價，其中R將按以下方式釐定：

倘若二零零八年及二零零九年之平均經審核EBITDA：

(i) 少於或等於港幣25,000,000元，	則R=4.5
(ii) 多於港幣25,000,000元但少於港幣30,000,000元，	則R=5.0
(iii) 等於或多於港幣30,000,000元，	則R=5.5

考慮到SEL集團的稅後溢利由截至二零零四年止年度增長至二零零五年止年度的254.4%及SEL集團旗下經營之店舖之聲譽，董事會及其士科技董事會認為該代價屬公平合理。

4. 首次完成之先決條件

首次完成須待以下條件達成後方可作實：

(i) SEL集團完成重組，包括成立SEL及重組，令SEL集團下之所有公司將為SEL之實益全資附屬公司（傲志國際有限公司除外）；

(ii) 其士科技已以其信納之方式按上市規則規定就協議及協議項下擬進行之交易取得所有同意及批准（包括但不限於其士科技股東作出之任何批准），並且其士科技已向其股東刊發及寄發上市規則所規定之通函；

(iii) 其士科技已取得SEL集團各個公司各位股東及董事之書面確認，表明其對SEL集團任何公司並無任何申索，亦不知悉有任何可能導致申索之情況；

(iv) 向其士科技提供SEL集團於緊接首次完成月份前一個曆月之月底之備考資產負債表及管理賬目（連同截至二零零六年九月三十日之損益賬及資產負債表以及二零零六年一月至九月止九個月之實際損益賬）；及

(v) 其士科技已對上文第(i)段中預期進行之SEL集團重組進行盡職審查並在各方面信納該項審查。

於最後實際可行日期，除第(ii)項條件外，以上所有先決條件已達成。第(ii)項條件於二零零七年一月三十日由其士科技送呈賣方的書面通知得以撤除。

5. 首次完成及第二次完成

首次完成於二零零七年一月三十一日完成，第一批（即待售股份49%）的購買價約為港幣42,800,000元（可予調整）已於首次完成時繳付。

第二次完成將於公佈截至二零零八年十二月三十一日止年度之經審核賬目後21日內（或訂約方可能協定之其他日期）發生。

第一批之第二部分24%之待售股份購買價將按以下公式定價：

M x 二零零七年經審核EBITDA x 24%，其中M將按以下方式釐定：

倘若二零零七年經審核EBITDA：

(i) 少於或等於港幣23,000,000元，	則 M = 4.5
(ii) 多於港幣23,000,000元但少於港幣26,000,000元，	則 M = 5.0
(iii) 等於或多於港幣26,000,000元，	則 M = 5.5

(b) 第二批之代價

第二批之購買價將按以下公式定價：

P x 二零零八年經審核EBITDA x 51%，其中P將按以下方式釐定：

倘若二零零八年經審核EBITDA：

(i) 少於或等於港幣25,000,000元，	則P=4.5
(ii) 多於港幣25,000,000元但少於港幣30,000,000元，	則P=5.0
(iii) 等於或多於港幣30,000,000元，	則P=5.5

倘於任何年度產生虧損(導致經審核EBITDA為負數)，參考該年度經審核EBITDA而釐定之該部分SEL股份代價，將取而代之以該年度經審核賬目所反映之SEL集團經審核有形資產淨值為計算基礎。此代價之重估方法適用於該兩批支付及出現嚴重中斷(於下文「就嚴重中斷作出調整」分段中解釋)和根據協議之條款提前進行第二次完成(於下文「在第二次完成提前進行之情況下作出調整」分段中解釋)之情況下同時適用。

賣方與其士科技協定兩部分代價，因而購買(i)第一批之第二部分及(ii)第二批之價格將基於SEL集團未來之表現而定。

代價(包括付款方式)乃由其士科技與賣方經公平磋商後協定。該代價相當於實際二零零六年正常EBITDA之4.5倍，以及SEL集團二零零七年經審核EBITDA及二零零八年經審核EBITDA之4.5至5.5倍。第一批之代價將於首次完成時支付，第二批之代價將於第二次完成時支付。代價將以現金支付並由其士科技集團之內部資源及可動用銀行融資提供。於最後實際可行日期，其士科技集團可動用銀行融資款額約為港幣293,500,000元。

二零零六年十一月二十五日訂立之協議

1. 協議訂約方

買方： 其士科技，為本公司間接擁有56.7%的附屬公司

賣方： Sinochina Pacific Limited，於英屬處女群島註冊成立之有限公司，其已發行股本51.76%由Lenz先生擁有。Sinochina Pacific Limited乃一間投資控股公司。

就董事會經作出所有合理查詢後所知、所悉及所信，賣方及其實益股東(i)獨立於本公司及其各自的關連人士，且並非本公司之關連人士；及(ii)並非有關收購Pacific Coffee（見下文所述）之協議之訂約方或與該等訂約方有任何聯繫。

2. 將予收購之資產

待售股份（即SEL之100股普通股）相當於SEL全部已發行股本。

待售股份將由其士科技分兩批購買。第一批涉及購買SEL之49股普通股，第二批涉及購買SEL之51股普通股。

SEL及其附屬公司從事擁有及經營餐廳及其他餐飲店舖。SEL集團現時於香港經營20間店舖。有關SEL集團之進一步資料載於下文「SEL集團資料」一節。

3. 代價及支付條款

代價（可予調整）包括第一批及第二批之代價，將按以下方式釐定，在任何情況下合共不超過港幣200,000,000元：

(a) 第一批之代價

第一批之首部分25%之待售股份購買價將按以下公式定價：

(4.5 x 實際二零零六年正常EBITDA) X 25%

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：025)

執行董事：
周亦卿*(主席兼董事總經理)*
郭海生*(董事總經理)*
馮伯坤
周維正
譚國榮
簡嘉翰
何宗樑

獨立非執行董事：
周明權O.B.E., J.P.
李國謙
孫開達

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

總辦事處及
主要營業地點：
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

須予披露交易
收購餐飲業務

緒言

於二零零六年十二月一日，董事會及其士科技董事會聯合宣佈其士科技就有關收購與賣方及其他訂約方已於二零零六年十一月二十五日簽訂該協議，分兩批購買SEL合共100股股份，即相當於SEL全部已發行股本。

根據上市規則，該收購構成本公司之須予披露交易。本通函旨在向　閣下提供有關該項協議及SEL集團的資料及上市規則要求的其他資料。

* *僅供識別*

「待售股份」	指	SEL之100股普通股，即SEL全部已發行股本
「第二次完成」	指	根據協議之條款完成買賣第二批待售股份
「服務協議」	指	SEL與Lenz先生於二零零七年一月三十一日簽訂之服務協議
「SEL」	指	Sinochina Enterprises Limited，一間於英屬處女群島註冊成立之有限責任公司
「SEL集團」	指	CL Holdings及其於首次完成前之各附屬公司，以及SEL及其於首次完成後之各附屬公司
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股份」	指	本公司股本中每股面值港幣1.25元之普通股股份
「股東」	指	股份持有人
「股東協議」	指	其士科技、賣方及SEL於二零零七年一月三十一日訂立之股東協議
「股東貸款」	指	CL Holdings於二零零六年十月三十一日欠Asset Finance Limited及滙通鉄罐包裝有限公司約港幣5,700,000元，加該等貸款之本金額由二零零六年十一月一日至還款日期為止應計之任何利息的款項
「聯交所」	指	香港聯合交易所有限公司
「第一批」	指	買賣SEL股本中49股普通股，相當於SEL於首次完成日期全部已發行股本之49%
「第二批」	指	買賣SEL股本中51股普通股，相當於SEL於第二次完成日期全部已發行股本之51%
「賣方」	指	Sinochina Pacific Limited，一間於英屬處女群島註冊成立之有限責任公司
「港幣」	指	港元，香港法定貨幣
「%」	指	百分比

「上市規則」	指	聯交所證券上市規則
「管理層花紅」	指	就SEL集團之管理層於二零零六年一月一日前期間之表現應付之薪酬，其中包括(i)於二零零六年一月一日至二零零六年十月三十一日期間支付之管理層花紅港幣1,389,000元(「二零零六年管理層花紅」)；及(ii)截止二零零六年十月三十一日尚未支付之管理層花紅港幣2,514,535.06元(「尚未支付之管理層花紅」)
「標準守則」	指	上市公司董事進行證券交易的標準守則
「Lenz先生」	指	Christopher James Lenz先生，賣方之主要股東，擁有賣方51.76%已發行股本
「二零零六年正常EBITDA」	指	扣除就二零零六年管理層花紅作出或應計之付款前之二零零六年EBITDA，且不計及(i)「Peel」店舖(地址為香港中環伊利近街21號UG)之賬目，(ii)出售位於新界葵涌之倉庫產生之收益及(iii)出售辦事處所得收益
「辦事處」	指	SEL集團位於香港雲咸街52號雲利大廈五樓之總辦事處
「Pacific Coffee」	指	Pacific Coffee (Holdings) Limited，於一九九五年七月二十五日在英屬處女群島註冊成立之有限公司
「買方貸款」	指	將由其士科技於首次完成後任何時間向SEL集團批出最多達港幣3,500,000元之貸款，用作SEL集團之資本開支
「決議申索」	指	(a)由其士科技就違反任何擔保(包括於協議中載列之聲明、擔保及承諾)所提起及已由賣方及其士科技協定之擔保申索，或(b)任何有司法管轄權之法院判決其士科技勝訴之最終判決之擔保申索(就該等目的而言，最終判決乃指所有適用之上訴權利已被耗盡之判決)；而「決議」申索應據此解釋

「本公司」	指	其士國際集團有限公司，於百慕達註冊成立之獲豁免有限責任公司，其股份於聯交所主板上市
「代價」	指	買賣待售股份之代價
「董事」	指	本公司董事
「EBITDA」	指	扣除利息、稅項、折舊及攤銷前之盈利(不包括非現金及非經常性盈虧)
「經擴大後集團」	指	本集團及SEL集團
「託管代理」	指	的近律師行，就收購而言為其士科技之法律顧問
「託管賬戶」	指	託管代理將就託管協議於香港持牌銀行開立之計息賬戶
「託管協議」	指	其士科技、賣方及託管代理於二零零七年一月三十一日訂立之託管協議
「託管款項」	指	將按照協議之條款不時存入託管賬戶之託管款項
「首次完成」	指	根據協議之條款完成買賣第一批待售股份
「本集團」	指	本公司及其附屬公司
「香港財務報告準則」	指	香港財務報告準則，包括由香港會計師公會頒佈的所有香港財務報告準則、香港會計準則及詮釋
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零七年二月六日，即本通函附印前可確定其所載若干資料之最後實際可行日期

在本通函內，除非文義另有所指，否則下列詞彙將具備以下涵義：

「收購」	指	建議收購SEL全部已發行股本
「額外借款」	指	SEL集團在協議之條款規限下僅為新店舖之資本開支可能向第三方或其士科技(倘其士科技提供更為有利之融資條款)借入最多達港幣11,500,000元之款項
「經審核賬目」	指	CL Holdings於相關財政年度之經審核綜合資產負債表及SEL集團內各公司於相關財政年度之經審核綜合損益賬以及該等賬目之附註及與其有關之核數師及董事會報告
「協議」	指	其士科技與賣方於二零零六年十一月二十五日就SEL全部股份簽訂之股份買賣協議
「董事會」	指	董事會
「營業日」	指	香港銀行一般營業之日子(不包括星期六或星期日)
「英屬處女群島」	指	英屬處女群島
「其士科技」	指	其士科技控股有限公司，於百慕達註冊成立之獲豁免有限責任公司，其股份於聯交所主板上市，為本公司間接擁有56.7%權益之附屬公司
「其士科技董事會」	指	其士科技董事會
「其士科技集團」	指	其士科技及其附屬公司
「CL Holdings」	指	CL Holdings Limited，於香港註冊成立之有限責任公司，SEL集團內各公司(不包括SEL及傲志國際有限公司)所有已發行股本之控股公司

目　錄

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下其士國際集團有限公司股份全部售出或轉讓，應立即將本通函送交買主或受讓人或經手買賣或轉讓之銀行、持牌證券商，以便轉交買主或受讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：025)

須予披露交易
收購餐飲業務

IGOR'S GROUP

其士國際集團有限公司之財務顧問

新百利有限公司

Sinochina Enterprises Limited之財務顧問

Quam Financial Services Group 華富嘉洛企業融資有限公司

END

* *僅供識別*

二零零七年二月七日